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07027860

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sony Financial Holdings, Inc.

*CURRENT ADDRESS 1-1, Minami Aoyama 1-chome
Minato-ku, Tokyo 107-0062
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2007
THOMSON FINANCIAL

FILE NO. 82- 35126 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MAC

DAT : 11/8/07

Exhibit A-1

Sony Financial Holdings

May 25, 2007
Sony Financial Holdings Inc.

Consolidated Financial Results for the Fiscal Year ended March 31, 2007

(Prepared in Accordance with Japanese GAAP)

Tokyo, May 25, 2007 – Sony Financial Holdings Inc. ("SFH") today announced its consolidated financial results for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007).

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	758,711	**759,280**	+0.1
Ordinary profit	25,377	**18,354**	-27.7
Net income	11,537	**10,021**	-13.1

Highlights

Ordinary revenues increased 0.1% from the previous fiscal year to ¥759.2 billion. This was the result of increases in ordinary revenues from the non-life insurance business and the banking business being largely offset by a decrease in ordinary revenues from the life insurance business.
In the life insurance business, although income from insurance premiums increased associated with solid growth of insurance in force, gains on separate accounts decreased compared to the previous fiscal year, when Japanese stock prices rose significantly. As a result, ordinary revenues from the life insurance business decreased 1.0% to ¥689.8 billion. Ordinary revenues from the non-life insurance business increased 11.6% year-on-year to ¥51.0 billion as a result of an increase in net premiums written associated with steady growth in the number of policies, primarily automobile insurance policies. Ordinary revenues from the banking business increased 13.0% from the previous fiscal year to ¥19.4 billion, due mainly to an increase in interest income, resulting from an increase in the balance of investment assets associated with business expansion.

Ordinary profit decreased 27.7% from the previous fiscal year to ¥18.3 billion. Decreases in ordinary profit from the life insurance business and the banking business more than offset an improvement in ordinary profit in the non-life insurance business.
Ordinary profit from the life insurance business decreased 38.9% year-on-year to ¥14.8 billion, for reasons including an increase of policy reserve. In the non-life insurance business, an increase in ordinary revenues and a significant improvement in net expense ratio resulting from appropriate control over operating expenses contributed to turning an ordinary loss of ¥0.7 billion in the previous fiscal year to an ordinary profit of ¥2.0 billion, an improvement of ¥2.8 billion. The non-life insurance business achieved profitable results on a full-year basis for the first time since it commenced operations in 1999. Ordinary profit from the banking business decreased 20.6% year-on-year to ¥1.3 billion due to a slight decrease in gross operating profit and an increase in general and administrative expenses such as advertisement expenses.

Net income decreased 13.1% from the previous fiscal year to ¥10.0 billion, as the above-mentioned decrease in ordinary profit was partially offset by a decrease in extraordinary losses. The decrease in extraordinary losses was the result of a decrease in provision for reserves for price fluctuations compared to the previous fiscal year.

Total assets as of March 31, 2007 increased 10.4% year-on-year to ¥4,323.7 billion.

Segment Information

Ordinary revenues

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Life insurance business	696,685	**689,871**	-1.0
Non-life insurance business	45,703	**51,020**	+11.6
Banking business	17,225	**19,470**	+13.0
Subtotal	759,614	**760,362**	+0.1
Corporate and elimination	(903)	**(1,081)**	-
Consolidated	758,711	**759,280**	+0.1

Ordinary profit (loss)

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Life insurance business	24,379	14,888	-38.9
Non-life insurance business	(764)	2,044	-
Banking business	1,705	1,354	-20.6
Subtotal	25,320	18,286	-27.8
Corporate and elimination	57	67	+17.4
Consolidated	25,377	18,354	-27.7

Note: Ordinary profit in the banking business in the year ended March 31, 2006 included a one-time amortization of goodwill associated with purchase of and subscription for shares of Sony Bank Inc. Therefore the amount of ordinary profit in the year ended March 31, 2006 shown above differs from the amount of non-consolidated ordinary profit of Sony Bank Inc. for the year.

Supplementary Information on Significant Subsidiaries

The following information refers to the performance of SFH's significant subsidiaries -- Sony Life Insurance Co., Ltd. ("Sony Life"), Sony Assurance Inc. ("Sony Assurance"), and Sony Bank Inc. ("Sony Bank") -- for the fiscal year ended March 31, 2007.

Sony Life (Non-consolidated)

Ordinary revenues of Sony Life on a non-consolidated basis decreased 1.0% from the previous fiscal year to ¥689.5 billion. Although income from insurance premiums increased with solid growth of insurance in force, gains on separate accounts decreased compared to the previous fiscal year, when Japanese stock prices rose significantly. Ordinary profit decreased 38.9% year-on-year to ¥14.8 billion, for reasons including an increase of policy reserve. Core profit decreased 14.7% year-on-year to ¥24.3 billion. Net income decreased 22.1% from the previous fiscal year to ¥7.4 billion, as a decrease in extraordinary losses, resulting from a decrease in provision for reserves for price fluctuations, partially offset the decrease in ordinary profit.

Income from insurance premiums increased 4.3% from the previous fiscal year to ¥605.5 billion, as a result of an increase in insurance in force. Net investment income decreased 32.1% year-on-year to ¥70.5 billion. Insurance claims and other payments decreased 5.4% from the previous fiscal year to ¥219.3 billion due to a decrease in payment of maturity insurance claims. Operating expenses increased 6.4% from the previous fiscal year to ¥87.3 billion.

Insurance in force for individual life insurance and individual annuities increased steadily to ¥30,244.4 billion, up 4.0% from the end of the previous fiscal year. The lapse and surrender rate for individual life insurance and individual annuities improved by 0.05 percentage points to 5.79%, improving for the fourth consecutive year. Annualized premiums for individual life insurance and individual annuities in force increased 6.4% from the end of the previous fiscal year to ¥504.6 billion. Of this amount, annualized premiums from medical protection and living benefit protection products amounted to ¥117.4 billion, up 7.3% from the end of the previous fiscal year.

On a policy amount basis, new insurance sales for individual life insurance and individual annuities increased 1.1% year-on-year to ¥3,429.4 billion, primarily due to robust sales of new products such as insurance products for corporate customers and nursing care protection products for individuals. Annualized premiums from new insurance sales increased 6.1% year on year to ¥65.5 billion. Of this amount, annualized premiums from medical protection and living benefit protection products decreased 0.4% from the previous fiscal year to ¥14.4 billion.

As of March 31, 2007, Sony Life had a solvency margin ratio of 1,852.0%. Unrealized gains and losses on securities decreased 2.3% year-on-year to ¥198.2 billion.

(1) Insurance in force

(Policy amount basis)

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Individual life insurance	28,908.8	**30,038.1**	+3.9
Individual annuities	175.7	**206.3**	+17.4
Total	29,084.5	**30,244.4**	+4.0

Note: Individual annuities in force is the sum of annuity assets as of the time of commencement of annuity payments for individual annuities in respect of which annuity payments have not commenced and policy reserves for individual annuities in respect of which annuity payments have commenced.

(Number of policies basis)

(in thousands)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Individual life insurance	3,815	**4,109**	+7.7
Individual annuities	29	**35**	+19.9
Total	3,845	**4,145**	+7.8

(2) New insurance sales

(Policy amount basis)

(in billions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Individual life insurance	3,361.2	**3,396.8**	+1.1
Individual annuities	30.8	**32.5**	+5.6
Total	3,392.1	**3,429.4**	+1.1

Note: New individual annuities sales indicate the number of new annuities resources.

(Number of policies basis)

(in thousands)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Individual life insurance	507	**510**	+0.8
Individual annuities	5	**6**	+7.2
Total	512	**517**	+0.9

(3) Annualized premiums

Insurance in force

(in millions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Individual life insurance	468,081	**497,570**	+6.3
Individual annuities	6,214	**7,121**	+14.6
Total	474,296	**504,691**	+6.4
Of which, medical protection, living benefit protection, etc.	109,432	**117,466**	+7.3

New insurance sales

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Individual life insurance	60,392	**64,204**	+6.3
Individual annuities	1,398	**1,337**	- 4.4
Total	61,791	**65,541**	+6.1
Of which, medical protection, living benefit protection, etc.	14,543	**14,479**	- 0.4

Notes: (1) Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)

(2) Medical protection and living benefit protection, etc. corresponds to the annualized premiums relating to medical protection benefits (hospitalization benefit, surgical procedure benefit, etc.) and products with living benefit protection (benefits for specific illness, nursing care benefits, etc.).

(4) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	696,426	**689,591**	- 1.0
Ordinary profit	24,359	**14,895**	- 38.9
Core profit	28,564	**24,366**	- 14.7
Net income	9,616	**7,494**	- 22.1
Income from insurance premiums	580,516	**605,561**	+4.3
Investment income	108,438	**78,722**	- 27.4
Insurance claims and other payments	231,881	**219,347**	- 5.4
Investment expenses	4,561	**8,184**	+79.4
Operating expenses	82,040	**87,328**	+6.4
Lapse and surrender rate (%) (Note)	5.84	**5.79**	- 0.05 pt
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	3,103,241	**3,445,970**	+11.0
Solvency margin ratio (%)	1,547.0	**1,852.0**	+305.0 pt
Unrealized gains and losses on securities	202,839	**198,259**	- 2.3

Note: The lapse and surrender rate above does not reflect any modifications due to the reduction, increase and reinstatement of the total amount of insurance in force.

Sony Assurance (Non-consolidated)

Ordinary revenues of Sony Assurance increased 11.6% year-on-year to ¥51.0 billion as a result of an increase in net premiums written associated with steady growth in the number of automobile insurance policies, Sony Assurance's mainstay product. An increase in ordinary revenues and a significant improvement in net expense ratio resulting from appropriate control over operating expenses contributed to turning an ordinary loss of ¥0.7 billion in the previous fiscal year to an ordinary profit of ¥2.0 billion, an improvement of ¥2.8 billion. Net income was ¥1.5 billion, an improvement of ¥2.0 billion from the previous fiscal year. Sony Assurance achieved profitable results on a full-year basis for the first time since it commenced operations in 1999.

Steady growth in the number of policies, mainly in automobile insurance policies, resulted in an 11.4% year-on-year increase in direct premiums written and an 11.5% year-on-year increase in net premiums written to ¥50.1 billion and ¥50.4 billion, respectively. Net losses paid increased along with the increased number of policies to ¥24.1 billion, up 14.3% from the previous fiscal year. The net loss ratio rose 1.3 percentage points from the previous fiscal year to 53.6%. As a result of enhanced efficiencies, primarily in operations, the net expense ratio improved by 4.0 percentage points year-on-year to 26.3%. As a result, underwrinting profits for the year amounted to ¥1.6 billion and the combined ratio – the sum of the net loss ratio and the net expense ratio – improved by 2.6 percentage points to 79.9%.

As of March 31, 2007, Sony Assurance had a solvency margin ratio of 1,009.7%.

(1) Direct premiums written

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	279	**174**	- 37.6
Marine	-	-	-
Personal accident	4,681	**5,812**	+24.2
Automobile	40,039	**44,126**	+10.2
Compulsory automobile liability	-	-	-
Total	44,999	**50,112**	+11.4

(2) Net premiums written

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	21	**12**	- 42.7
Marine	38	**43**	+14.6
Personal accident	4,827	**5,947**	+23.2
Automobile	39,858	**43,931**	+10.2
Compulsory automobile liability	533	**532**	- 0.2
Total	45,278	**50,467**	+11.5

(3) Net losses paid

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Fire	0	0	+446.7
Marine	5	21	+317.9
Personal accident	724	928	+28.2
Automobile	20,073	22,802	+13.6
Compulsory automobile liability	321	399	+24.2
Total	21,124	24,151	+14.3

(4) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Ordinary revenues	45,703	51,020	+11.6
Ordinary profit (loss)	(764)	2,044	-
Net income (loss)	(441)	1,598	-
Net loss ratio (%)	52.3	53.6	+1.3 pt
Net expense ratio (%)	30.3	26.3	-4.0 pt
Underwriting profit	(1,108)	1,610	-
	As of March 31, 2006	As of March 31, 2007	Change (%)
Total assets	56,103	67,468	+20.3
Solvency margin ratio (%)	976.1	1,009.7	+33.6 pt

Sony Bank (Non-consolidated)

Ordinary revenues of Sony Bank increased 13.0% from the previous fiscal year to ¥19.4 billion, due mainly to an increase in interest income resulting from an increase in the balance of investment assets associated with business expansion. Ordinary profit decreased 39.2% year-on-year to ¥1.3 billion. This was due to a decrease in gross operating profit and an increase in general and administrative expenses. Net income decreased 68.6% from the previous fiscal year to ¥1.0 billion, because of the above-mentioned factors and corporate taxes associated with a deferred tax liability.
Gross operating profit decreased 3.9% year-on-year to ¥9.0 billion mainly due to declines in net other income. Within gross operating profit, net interest income amounted to ¥4.5 billion, down 4.4% from the previous fiscal year, mainly as a result of an increase in interest expenses. Net fees and commissions amounted to ¥0.5 billion, up 17.0% year-on-year resulting from an increase in securities-related commissions primarily associated with an increase in the outstanding amount of investment trusts. Net other income amounted to ¥3.9 billion, down 5.6% year-on-year, primarily as the result of decreases in market investment profit and income from customers' foreign exchange transactions.

As of March 31, 2007, the total of deposited assets (the sum of total deposits and total investment trusts) increased by 25.7% from the end of the previous fiscal year to ¥848.8 billion, particularly due to an increase in yen time deposits. Of the total of deposited assets, deposits totaled ¥752.3 billion, up 25.4% from the end of the previous fiscal year. The balance of foreign currency deposits decreased slightly, reflecting the depreciation of the yen over the period of the fiscal year. Yen deposits, on the other hand, achieved a record year-on-year increase, driven by a rise in interest rates in Japan and various Sony Bank promotional campaigns. Investment trusts increased 28.4% year-on-year to ¥96.5 billion.

The balance of loans increased 18.9% from the end of the previous fiscal year to ¥284.7 billion. Of this figure, mortgage loans accounted for ¥278.0 billion.

As of March 31, 2007, the number of accounts increased 61 thousand from the end of the previous fiscal year to 491 thousand. Sony Bank's capital adequacy ratio as of March 31, 2007, calculated under domestic criteria was 11.49%.

(1) Deposited assets (total of deposits and investment trusts) and the number of accounts

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Deposits	599.9	**752.3**	+25.4
Yen deposits	451.0	**604.4**	+34.0
Foreign currency deposits	148.9	**147.8**	- 0.7
Investment trusts	75.1	**96.5**	+28.4
Total of deposited assets	675.1	**848.8**	+25.7
Number of accounts (thousand)	430	**491**	+14.3

(2) Loans

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Mortgage loans	234.3	**278.0**	+18.6
Other loans	5.0	**6.6**	+31.1
Total loans	239.4	**284.7**	+18.9

(3) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Ordinary revenues	17,225	**19,470**	+13.0
Ordinary profit	2,228	**1,354**	- 39.2
Net income	3,258	**1,023**	- 68.6
Gross operating profit	9,420	**9,056**	- 3.9
Net interest income	4,800	**4,588**	- 4.4
Net fees and commissions	471	**551**	+17.0
Net other income	4,149	**3,916**	- 5.6
General and administrative expenses	7,091	**7,665**	+8.1
Net operating profits	2,245	**1,366**	- 39.1
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	754,768	**806,848**	+6.9
Capital adequacy ratio (%) (domestic criteria)	9.24	**11.49**	+2.25 pt

Note: Capital adequacy ratio as of March 31, 2007 was calculated based on the standard stipulated in the FSA public ministerial announcement No. 19 of 2006, while capital adequacy ratio as of March 31, 2006 was calculated based on the standard stipulated in the former public ministerial announcement.

Outlook for the Fiscal Year Ending March 31, 2008

In the life insurance business, insurance in force is expected to continue to increase during the fiscal year ending March 31, 2008. Accordingly, both Sony Life's income from insurance premiums and its annualized premiums from insurance in force are expected to grow during the fiscal year ending March 31, 2008. Investment yield on Sony Life's general account assets is expected to deteriorate, but investment yield for purpose of calculating core profit is anticipated to rise. Because of the expected increased investment yield for purpose of calculating core profit, combined with the expected decrease in assumed rates of return, the amount of negative spread is expected to decrease. Core profit is expected to remain flat compared to the fiscal year ended March 31, 2007.

In the non-life insurance business, Sony Assurance is expected to continue to increase its number of policies in force, and net premiums written for the fiscal year ending March 31, 2008 are expected to increase.

We expect that Sony Bank will increase the total of deposited assets (the sum of total deposits and total investment trusts) and loans for the fiscal year ending March 31, 2008, in part by enhancing its lineup of products and services.

Cautionary Statement

SFH maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). In contrast, SFH's parent company, Sony Corporation reports its financial statements in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"), which differ in significant respects from Japanese GAAP.

The scope of SFH's consolidation includes Sony Financial Holdings Inc., Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation.

Sony Corporation has announced its consolidated financial results for the year ended March 31, 2007, and those results included the performance of its Financial Services segment. Although the majority of Sony Corporation's Financial Services segment is comprised of the SFH Group, the scope of Sony Corporation's Financial Services segment is not identical to the scope of SFH's consolidation.

Disclaimer

Statements made in this press release with respect to SFH's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the SFH Group. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. SFH cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of SFH to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. SFH disclaims any such obligation.

For inquiries:

Sony Financial Holdings Inc. Corporate Communications

Tel: 81-(0)3-5785-1074

Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Consolidated Financial Summary
for the Fiscal Year ended March 31, 2007

May 25, 2007

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/english/)
Representative: Teruhisa Tokunaka, President, Representative Director
For inquiry: Masaaki Konoo, General Manager – IR Dept.

Consolidated financial results for the year ended March 31, 2007

(1) Operating results (in millions of yen, discarding fractional amounts of less than 1 million yen)

	Ordinary Revenues		Ordinary Profit		Net Income	
	millions of yen	% change	millions of yen	% change	millions of yen	% change
For the year ended March 31, 2007	759,280	(+0.1)	18,354	(-27.7)	10,021	(-13.1)
For the year ended March 31, 2006	758,711	(+16.1)	25,377	(+106.8)	11,537	(+81.0)

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the year ended March 31, 2007	4,772.09	-
For the year ended March 31, 2006	5,494.28	-

Notes: 1. Average number of shares outstanding (Consolidated): For the year ended March 31, 2007: 2,100,000 shares
For the year ended March 31, 2006: 2,100,000 shares

2. Changes in accounting policy: None

(2) Financial condition

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share	Capital Adequacy Ratio (domestic criteria)
	millions of yen	millions of yen	%	yen	(preliminary basis) %
As of March 31, 2007	4,323,780	270,179	6.1	126,549.38	12.01
As of March 31, 2006	3,917,048	263,040	6.7	125,257.54	9.99

Notes: 1. Number of shares outstanding (Consolidated): As of March 31, 2007: 2,100,000 shares
As of March 31, 2006: 2,100,000 shares

2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of fiscal year.

3. The consolidated capital adequacy ratio as of March 31, 2007 was calculated based on the standard stipulated in the Financial Service Agency (FSA) public ministerial announcement No. 20 of 2006, while the consolidated capital adequacy ratio as of March 31, 2006 was calculated based on the standard stipulated in the former public ministerial announcement. Pursuant to the FSA public ministerial announcement No. 20 of 2006, insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.

(3) Cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of fiscal year
	millions of yen	millions of yen	millions of yen	millions of yen
For the year ended March 31, 2007	258,171	(87,215)	(6,500)	273,760
For the year ended March 31, 2006	425,411	(570,196)	-	109,263

Consolidated Balance Sheets [Unaudited] (in millions of yen)

	As of March 31, 2006	As of March 31, 2007
Assets:		
Cash and due from banks	61,304	40,996
Call loans and bills bought	76,074	332,459
Commercial paper and other debt purchased	2,000	-
Monetary trusts	658,351	718,492
Securities	2,625,081	2,649,768
Loans	326,392	381,522
Property and equipment	76,588	-
Tangible fixed assets	-	88,574
Intangible fixed assets	-	8,593
Due from agencies	0	0
Due from reinsurers	419	496
Foreign exchanges	5,748	4,156
Other assets	82,046	95,351
Deferred tax assets	3,247	3,599
Reserve for possible loan losses	(205)	(230)
Total Assets	3,917,048	4,323,780
Liabilities:		
Reserve for outstanding claims	28,418	29,920
Policy reserve	2,769,126	3,125,118
Reserve for policyholders' dividends	1,584	2,597
Due to agencies	1,415	1,415
Due to reinsurers	990	934
Deposits	599,952	752,366
Call money and bills sold	110,700	10,000
Foreign exchanges	5	0
Other liabilities	67,190	75,367
Reserve for employees' bonuses	1,735	1,906
Reserve for employees' retirement benefits	11,003	11,212
Reserve for directors' retirement benefits	202	241
Reserve for price fluctuations	20,124	20,908
Deferred tax liabilities	36,685	20,904
Deferred tax liabilities on land revaluation	706	706
Total Liabilities	3,649,842	4,053,601
Minority Interests	4,165	-
Stockholders' Equity:		
Common stock	5,500	-
Capital surplus	180,877	-
Retained earnings	(47,694)	-
Land revaluation	(1,475)	-
Net unrealized gains on other securities, net of taxes	125,720	-
Foreign currency translation adjustments	113	-
Total Stockholders' Equity	263,040	-
Total Liabilities, Minority Interests and Stockholders' Equity	3,917,048	-
Net Assets:		
Common stock	-	5,500
Capital surplus	-	180,877
Retained earnings	-	(44,173)
Total shareholders' equity	-	142,203
Net unrealized gains on other securities, net of taxes	-	125,043
Net deferred losses on hedging instruments, net of taxes	-	(408)
Land revaluation, net of taxes	-	(1,475)
Foreign currency translation adjustments	-	390
Total valuation and translation adjustments	-	123,549
Minority interests	-	4,425
Total Net Assets	-	270,179
Total Liabilities and Net Assets	-	4,323,780

Consolidated Statements of Income [Unaudited] (in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Ordinary Revenues	758,711	759,280
Ordinary Revenues from the Life Insurance Business:		
Income from insurance premiums	580,171	605,051
Investment income	108,613	78,928
Other ordinary income	7,091	4,874
Ordinary Revenues from the Non-life Insurance Business:		
Underwriting income	45,298	50,495
Investment income	349	464
Other ordinary income	32	27
Ordinary Revenues from the Banking Business:		
Interest income	9,472	12,763
Fees and commissions	1,635	1,587
Other operating income	6,039	5,065
Other ordinary income	7	21
Ordinary Expenses	733,333	740,926
Ordinary Expenses from the Life Insurance Business:		
Insurance claims and other payments	231,885	219,352
Provision for policy reserve and others	344,939	349,666
Investment expenses	4,610	8,231
Operating expenses	81,982	87,270
Other ordinary expenses	8,744	10,300
Ordinary Expenses from the Non-life Insurance Business:		
Underwriting expenses	33,170	36,166
Investment expenses	8	3
Operating, general and administrative expenses	12,903	12,392
Other ordinary expenses	15	48
Ordinary Expenses from the Banking Business:		
Interest expenses	4,672	8,174
Fees and commissions	771	445
Other operating expenses	1,890	1,149
General and administrative expenses	7,088	7,665
Other ordinary expenses	650	58
Ordinary Profit	25,377	18,354
Extraordinary Gains	-	334
Extraordinary Losses	7,555	1,146
Provision for Reserve for Policyholders' Dividends	1,491	2,057
Income Before Income Taxes	16,330	15,485
Income Taxes - Current	17,236	20,270
- Deferred	(12,871)	(14,929)
Minority Interests	(427)	(123)
Net Income	11,537	10,021

Consolidated Statement of Changes in Net Assets [Unaudited]

(in millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	10,021	-	10,021
Net changes of items other than shareholders' equity	-	-	-	-	-
Total changes during the period	-	-	3,521	-	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	10,021
Net changes of items other than shareholders' equity	(676)	(408)	-	276	(808)	259	(548)
Total changes during the period	(676)	(408)	-	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

Consolidated Statements of Cash Flows [Unaudited]

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Cash flows from operating activities:		
Income before income taxes	16,330	15,485
Depreciation and amortization	3,524	4,683
Impairment losses	5	0
Increase in policy reserve and others	355,467	359,544
Interest income and dividends	(36,549)	(47,714)
Interest expenses	4,681	8,182
Net (increase) decrease in loans	(113,082)	(45,245)
Net increase (decrease) in deposits	53,417	152,587
Net (increase) decrease in call loans and bills bought	107,522	(82,885)
Net increase (decrease) in call money and bills sold	86,100	(100,700)
Others, net	(72,511)	(33,626)
Subtotal	404,905	230,312
Interest and dividends received	41,374	52,737
Interest paid	(4,535)	(7,105)
Policyholders' dividends paid	(644)	(1,048)
Income taxes paid	(15,688)	(16,724)
Net cash provided by operating activities	425,411	258,171
Cash flows from investing activities:		
Investments in monetary trusts	(116,304)	(127,015)
Proceeds from sale of monetary trusts	-	61,700
Purchases of securities	(1,184,665)	(659,994)
Proceeds from sale and redemption of securities	767,116	661,927
Investments in loans	(39,996)	(49,602)
Collections of loans	32,723	40,002
Others,net	-	(500)
Subtotal	(541,127)	(73,482)
Purchases of property and equipment	(25,845)	-
Purchases of tangible fixed assets	-	(10,148)
Proceeds from sale of tangible fixed assets	-	1
Purchase of securities of a consolidated subsidiary	(1,571)	-
Others, net	(1,652)	(3,586)
Net cash used in investing activities	(570,196)	(87,215)
Cash flows from financing activities:		
Cash dividends paid	-	(6,500)
Net cash used in financing activities	-	(6,500)
Effect of exchange rate changes on cash and cash equivalents	79	41
Net increase (decrease) in cash and cash equivalents	(144,706)	164,496
Cash and cash equivalents at beginning of year	253,969	109,263
Cash and cash equivalents at end of year	109,263	273,760

Notes:

1. Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the Company Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as compared to the application and disclosure requirements of generally accepted accounting principles and practices in the United States of America. The Company's overseas subsidiary maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Companies") which are to be filed with the Financial Services Agency as required by the Insurance Business Law and the Banking Law. For the convenience of readers, the preparation is modified in certain respects from the original Japanese disclosed financial information.

2. Principles of Consolidation

(1) Scope of consolidation

The number of consolidated subsidiaries: 4

Consolidated subsidiaries: Sony Life Insurance Co., Ltd.
Sony Life Insurance (Philippines) Corporation
Sony Assurance Inc.
Sony Bank Inc.

(2) Application of the equity method

Not applicable

(3) Fiscal year of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements. All the other subsidiaries prepare their respective financial statements with a fiscal year end of March 31, the same as the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries

A portion of the assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

3. Summary of Significant Accounting Policies

(1) Securities

Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner:

Securities held for trading purposes ("trading securities") are stated at fair value. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities with fair value are stated at fair value at fiscal year end, and the cost of such securities sold is determined by the moving-average method. Other securities designated as available-for-sale securities with no available fair value are stated at amortized cost (straight-line method) or at acquisition cost using the moving-average method. Net unrealized gains and losses on other securities above are reported, net of applicable income taxes, as a separate component of net assets.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(3) Tangible fixed assets

Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment.

(4) Intangible fixed assets

Intangible fixed assets are amortized on the straight-line method. Capitalized software for internal use is amortized using the straight-line method over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with each company's Self-Assessment Guidelines and Write-offs and Reserve Guidelines. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral and guarantees and by other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over a certain period. Each loan is subject to asset assessment by the operational departments in accordance with each company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal audit departments, which are independent from the operational departments, before the reserve amount is finally determined.

(6) Reserve for employees' bonuses

The reserve for employees' bonus is provided for the payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the current fiscal year.

(7) Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year end, based on the projected retirement benefit obligation at the fiscal year end.

(8) Reserve for directors' retirement benefits

The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations and calculated as the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year end.

(9) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(10) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at the fiscal year end.

(11) Leases transactions

Finance leases that have not been deemed to transfer ownership of the leased property to the lessees are accounted for as operating lease transactions.

(12) Hedge accounting

As for the hedge accounting method applied to hedging transactions for interest rate risk generated by financial assets and liabilities, the banking subsidiary applies deferred hedge accounting or fair value hedge accounting. Interest rate swaps are used as hedging instruments to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items via their grouping according to their maturity, in accordance with the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds, which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(13) Accounting for consumption taxes

The consumption taxes received or paid by the Company and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of the non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment, which is not deductible from the consumption taxes received, are deferred as "other assets" and amortized over a five-year period on a straight-line basis, while other non-deductible consumption taxes are charged as expenses in the period in which the consumption taxes are paid.

(14) Policy reserve

Pursuant to Article 116 of the Insurance Business Law, the domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts, and the policy reserve is calculated in the following manner.

a. Policies subject to the standard policy reserve apply the method stipulated by the Financial Services Agency (Ministry of Finance Directive 48, 1996).

b. Policies not subject to the standard policy reserve apply the net level premium method.

(15) Application of consolidated tax provision

The consolidated tax provision, under which Sony Corporation is the parent company, is applied to the Company and its domestic subsidiaries wholly owned by Sony Corporation.

(16) Statement No.5 "Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) of The Accounting Standard Board of Japan ("ASBJ") and ASBJ Guidance No.8 "Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) were applicable from the fiscal year ending on or after the implementation date of the Company Law. As a result, the Enforcement Ordinance of the Banking Law and the Enforcement Ordinance of the Insurance Business Law were revised and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2007, the Company has made certain adjustments to the terminology used in its consolidated balance sheet.

a. "Stockholders' Equity" was renamed "Net Assets" and divided into "Shareholders' equity", "Valuation and translation adjustments" and "Minority interests". The amount corresponding to conventional "Stockholders' Equity" as of March 31, 2007 was ¥266,162 million.

b. "Deferred hedge losses" and "Deferred hedge gains", which were included in "Other assets" and "Other liabilities", were combined. The combined amount, net of corresponding tax, is stated as "Net deferred losses on hedging instruments, net of taxes".

c. "Minority interests" was reclassified under "Net Assets".

d. "Property and equipment" was divided into "Tangible fixed assets", "Intangible fixed assets" and "Other assets".

e. "Software" was transferred from "Other assets" to "Intangible fixed assets".

(17) In accordance with ASBJ Statement No.6 "Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005) and ASBJ Guidance No.9 "Guidance on Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005), the Company provides a Consolidated Statement of Changes in Net Assets.

Exhibit A-2

Sony Financial Holdings

November 27, 2006

Sony Financial Holdings Inc.

RECEIVED

2007 OCT -2 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Interim Consolidated Financial Results for the Fiscal Year ending March 31, 2007 (Prepared in Accordance with Japanese GAAP)

Tokyo, November 27, 2006 -- Sony Financial Holdings Inc. ("SFH") today announced its interim consolidated financial results for the six months ended September 30, 2006 (from April 1, 2006 to September 30, 2006). SFH maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the Company Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). Despite the information set forth herein, SFH's parent company, Sony Corporation, otherwise reports its financial statements in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"), which differ in some respects from Japanese GAAP. Those differences include derivative treatments for convertible bonds and insurance-related accounts such as insurance acquisition costs and policy reserve as described in Note on Page 2.

(in millions of yen)

	For the six months ended September 30, 2005	**For the six months ended September 30, 2006**	Change (%)
Ordinary revenues	362,747	**354,728**	-2.2
Ordinary profit	24,063	**17,862**	-25.8
Net income	13,885	**11,006**	-20.7

Highlights

Ordinary revenues decreased 2.2% from the same period of the previous year to ¥354.7 billion due to a decrease in the life insurance business.

In the life insurance business, ordinary revenues decreased 3.7% year on year, to ¥319.9 billion, owing mainly to a decrease of investment income in the separate account, although income from insurance premiums increased, reflecting a stable increase in insurance-in-force, particularly individual life insurance policies. Ordinary revenues from the non-life insurance business increased 13.8% year on year, to ¥25.6 billion as a result of a continued increase in net premiums written, mainly from automobile insurance. Ordinary revenues from the banking business increased 16.8% year on year, to ¥9.6 billion associated with steady growth resulting from a stable increase in deposited assets (including investment trust), for instance in yen deposits.

Ordinary profit decreased 25.8% from the same period of the previous year to ¥17.8 billion due to a decrease in the life insurance and banking businesses.

Ordinary profit from the life insurance business decreased 30.3% year on year, to ¥16.3 billion, because of an increased contingency reserve and lower yield on the investment of general account assets. In the non-life insurance business, ordinary profit was ¥0.9 billion, up ¥1.0 billion year on year, backed by an increase in net premiums written and an improved expense ratio. As a result of stable business expansion and appropriate control of expenses, Sony Assurance Inc., the subsidiary that conducts non-life insurance business, operated in the black on a semi-annual basis for the first time since its inception on Japanese GAAP. Ordinary profit from the banking business decreased 22.8% year on year, to ¥0.5 billion. This decrease was due to a slight drop in gross operating profit and higher operating expenses, reflecting higher advertising expenses.

Net income decreased 20.7% from the same period of the previous year to ¥11.0 billion.

Total assets as of September 30, 2006 increased 2.6% from March 31, 2006, and 12.0% from September 30, 2005 to ¥4,019.6 billion.

【Segment Information】

Ordinary revenues

(in millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	Change (%)
Life insurance business	332,338	319,920	-3.7
Non-life insurance business	22,568	25,688	+13.8
Banking business	8,254	9,641	+16.8
Subtotal	363,161	355,250	-2.2
Corporate and elimination	(413)	(521)	-
Consolidated	362,747	354,728	-2.2

Ordinary profit (loss)

(in millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	Change (%)
Life insurance business	23,403	16,307	-30.3
Non-life insurance business	(132)	933	-
Banking business	764	590	-22.8
Subtotal	24,035	17,831	-25.8
Corporate and elimination	27	31	+14.8
Consolidated	24,063	17,862	-25.8

Banking business segment includes a one-time amortization of goodwill associated with purchase of Sony Bank's shares in the six months ended September 30, 2005.

Note

As mentioned above, SFH prepares its financial statements in accordance with Japanese GAAP, which differs on some respects from U.S. GAAP. These differences between Japanese GAAP and U.S. GAAP include the following:

1) derivative treatments for changes in the fair value of convertible bonds, classified as available-for-sale debt securities, are recorded in stockholders' equity (as a component of accumulated other comprehensive income) under Japanese GAAP, whereas under U.S. GAAP the stock conversion rights embedded in convertible bonds are separately considered as derivative instruments and changes in their mark-to-market values are recognized in income;

2) insurance-related accounts, including (i) insurance acquisition costs, whereby acquisition costs for both life and non-life insurance policies are charged to income when incurred under Japanese GAAP, whereas under U.S. GAAP those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and (ii) the policy reserve, which under Japanese GAAP is caluculated under the authorization of the supervisory administrative agencies, whereas under U.S. GAAP future insurance policy benefits are comprehensively adjusted to a net level premium method with certain adjustments for actuarial assumptions for U.S. GAAP purposes.

For inquiries:
Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Interim Consolidated Financial Summary
for the Fiscal Year ending March 31, 2007

November 27, 2006

Company name: Sony Financial Holdings Inc.
(URL http://www.sonyfh.co.jp/english/)
Representative: Teruhisa Tokunaka, President and Representative Director
For inquiry: Manabu Idei, General Manager – Corporate Planning Dept.

Consolidated financial results for the six months ended September 30, 2006

(1) Operating results (in millions of yen except per share data and percentages)

	Ordinary Revenues		Ordinary Profit		Net Income	
	million	%change	million	%change	million	%change
For the six months ended September 30, 2006	354,728	(-2.2)	17,862	(-25.8)	11,006	(-20.7)
For the six months ended September 30, 2005	362,747	(+17.5)	24,063	(+266.1)	13,885	(+403.2)
For the year ended March 31, 2006	758,711	(+16.1)	25,377	(+106.8)	11,537	(+81.0)

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the six months ended September 30, 2006	5,241.05	-
For the six months ended September 30, 2005	6,612.24	-
For the year ended March 31, 2006	5,494.28	-

Notes: 1. Average number of shares outstanding (Consolidated): For the six months ended September 30, 2006: 2,100,000 shares
For the six months ended September 30, 2005: 2,100,000 shares
For the year ended March 31, 2006: 2,100,000 shares

2. Changes in accounting policy: None

(2) Financial conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share	Capital Adequacy Ratio (domestic criteria)
	million yen	million yen	%	yen	(Preliminary basis) %
As of September 30, 2006	4,019,623	253,372	6.2	118,588.52	11.32
As of September 30, 2005	3,587,704	221,392	6.2	105,425.22	12.11
As of March 31, 2006	3,917,048	263,040	6.7	125,257.54	9.99

Notes: 1. Number of shares outstanding (Consolidated): As of September 30, 2006: 2,100,000 shares
As of September 30, 2005: 2,100,000 shares
As of March 31, 2006: 2,100,000 shares

2. Net assets ratio are computed by divding the amount of total net assets excluding minority interests by total assets at the end of (interim) fiscal year.
3. Pursuant to "Defining the Standards on the Consolidated Capital Adequacy Ratio under the Provision of Article 52-25 of the Banking Law (Ministry of Finance Directive 62, 1998)", insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of (interim) fiscal year
	million yen	million yen	million yen	million yen
For the six months ended September 30, 2006	85,079	(37)	(6,500)	187,813
For the six months ended September 30, 2005	249,095	(318,361)	-	184,774
For the year ended March 31, 2006	425,411	(570,196)	-	109,263

Consolidated Balance Sheets [Unaudited]

(in millions of yen)

	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006
Assets:			
Cash and due from banks	90,716	61,304	60,453
Call loans and bills bought	126,505	76,074	213,981
Commercial paper and other debt purchased	2,000	2,000	-
Monetary trusts	583,400	658,351	668,599
Securities	2,385,039	2,625,081	2,582,798
Loans	254,020	326,392	340,740
Property and equipment	63,673	-	-
Tangible fixed assets	-	76,588	76,413
Intangible fixed assets	-	-	7,192
Due from agencies	4	0	-
Due from reinsurers	263	419	128
Foreign exchanges	10,923	5,748	2,309
Other assets	69,515	82,046	64,155
Deferred tax assets	1,850	3,247	3,098
Reserve for possible loan losses	(209)	(205)	(247)
Total Assets	3,587,704	3,917,048	4,019,623
Liabilities:			
Reserve for outstanding claims	28,507	28,418	29,968
Policy reserve	2,566,029	2,769,126	2,926,038
Reserve for policyholders' dividends	927	1,584	1,970
Due to agencies	1,019	1,415	1,148
Due to reinsurers	553	990	607
Deposits	591,540	599,952	682,717
Call money and bills sold	56,100	110,700	23,000
Foreign exchanges	2	5	6
Other liabilities	71,055	67,190	44,338
Reserve for employees' bonuses	1,555	1,735	1,698
Reserve for employees' retirement benefits	10,962	11,003	11,139
Reserve for directors' retirement benefits	108	202	178
Reserve for price fluctuations	14,592	20,124	19,906
Deferred tax liabilities	18,795	36,685	22,825
Deferred tax liabilities on land revaluation	-	706	706
Total Liabilities	3,361,750	3,649,842	3,766,250
Minority Interests	4,561	4,165	-
Stockholders' Equity:			
Common stock	5,500	5,500	-
Capital surplus	180,877	180,877	-
Retained earnings	(45,346)	(47,694)	-
Land revaluation	(768)	(1,475)	-
Net unrealized gains on other securities, net of taxes	81,345	125,720	-
Foreign currency translation adjustments	(213)	113	-
Total Stockholders' Equity	221,392	263,040	-
Total Liabilities, Minority Interests and Stockholders' Equity	3,587,704	3,917,048	-
Net Assets:			
Common stock	-	-	5,500
Capital surplus	-	-	180,877
Retained earnings	-	-	(43,188)
Total shareholders' equity	-	-	143,188
Net unrealized gains on other securities, net of taxes	-	-	107,743
Net deferred losses on hedging instruments, net of taxes	-	-	(456)
Land revaluation, net of taxes	-	-	(1,475)
Foreign currency translation adjustments	-	-	36
Total valuation and translation adjustments	-	-	105,847
Minority interests	-	-	4,336
Total Net Assets	-	-	253,372
Total Liabilities and Net Assets	-	-	4,019,623

Consolidated Statements of Income [Unaudited]

(in millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	For the year ended March 31, 2006
Ordinary Revenues	362,747	354,728	758,711
Ordinary Revenues from the Life Insurance Business:			
Income from insurance premiums	282,424	290,003	580,171
Investment income	47,972	28,900	108,613
Other ordinary income	1,577	522	7,091
Ordinary Revenues from the Non-life Insurance Business:			
Underwriting income	22,382	25,406	45,298
Investment income	161	238	349
Other ordinary income	14	25	32
Ordinary Revenues from the Banking Business:			
Interest income	4,335	5,991	9,472
Fees and commissions	647	657	1,635
Other operating income	3,225	2,979	6,039
Other ordinary income	6	4	7
Ordinary Expenses	338,684	336,865	733,333
Ordinary Expenses from the Life Insurance Business:			
Insurance claims and other payments	116,907	101,716	231,885
Provision for policy reserve and others	145,932	153,314	344,939
Investment expenses	1,803	2,011	4,610
Operating expenses	40,063	41,865	81,982
Other ordinary expenses	4,149	4,625	8,744
Ordinary Expenses from the Non-life Insurance Business:			
Underwriting expenses	16,406	18,463	33,170
Investment expenses	6	3	8
Operating, general and administrative expenses	6,093	6,110	12,903
Other ordinary expenses	14	3	15
Ordinary Expenses from the Banking Business:			
Interest expenses	2,154	3,976	4,672
Fees and commissions	437	242	771
Other operating expenses	865	612	1,890
General and administrative expenses	3,394	3,876	7,088
Other ordinary expenses	455	42	650
Ordinary Profit	24,063	17,862	25,377
Extraordinary Gains	1	241	-
Extraordinary Losses	1,961	17	7,555
Provision for Reserve for Policyholders' Dividends	350	627	1,491
Income Before Income Taxes	21,752	17,459	16,330
Income Taxes - Current	8,926	9,175	17,236
- Deferred	(1,236)	(2,742)	(12,871)
Minority Interests	(176)	(20)	(427)
Net Income	13,885	11,006	11,537

Consolidated Statement of Changes in Net Assets [Unaudited]

(in millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes of items during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	11,006	-	11,006
Net changes of items other than shareholders' equity	-	-	-	-	-
Total changes of items during the period	-	-	4,506	-	4,506
Balance as of September 30, 2006	5,500	180,877	(43,188)	-	143,188

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes of items during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	11,006
Net changes of items other than shareholders' equity	(17,976)	(456)	-	(77)	(18,511)	171	(18,339)
Total changes of items during the period	(17,976)	(456)	-	(77)	(18,511)	171	(13,833)
Balance as of September 30, 2006	107,743	(456)	(1,475)	36	105,847	4,336	253,372

Consolidated Statements of Cash Flows [Unaudited]

(in millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	For the year ended March 31, 2006
Cash flows from operating activities:			
Income before income taxes	21,752	17,459	16,330
Depreciation and amortization	1,723	1,626	3,524
Impairment losses	-	0	5
Increase in policy reserve and others	151,326	159,094	355,467
Interest and dividends	(16,524)	(21,788)	(36,549)
Interest expenses	2,156	3,979	4,681
Net (increase) decrease in loans	(45,752)	(9,675)	(113,082)
Net increase (decrease) in deposits	45,055	82,904	53,417
Net (increase) decrease in call loans and bills bought	93,190	(69,306)	107,522
Net increase (decrease) in call money and bills sold	31,500	(87,700)	86,100
Others, net	(39,730)	1,331	(72,511)
Subtotal	244,698	77,923	404,905
Interest and dividends received	19,722	24,676	41,374
Interest paid	(2,177)	(3,479)	(4,535)
Policyholders' dividends paid	(159)	(243)	(644)
Income taxes paid	(12,987)	(13,797)	(15,688)
Net cash provided by operating activities	249,095	85,079	425,411
Cash flows from investing activities:			
Investments in monetary trusts	(59,264)	(63,871)	(116,304)
Proceeds from sale of monetary trusts	-	41,700	-
Purchases of securities	(625,959)	(345,580)	(1,184,665)
Proceeds from sale and redemption of securities	384,042	375,381	767,116
Investments in loans	(19,053)	(21,032)	(39,996)
Collections of loans	16,854	16,150	32,723
Others, net	-	(300)	-
Subtotal	(303,380)	2,447	(541,127)
Purchases of property and equipment	(13,059)	(930)	(25,845)
Purchase of securities of a consolidated subsidiary	(1,571)	-	(1,571)
Others, net	(350)	(1,554)	(1,652)
Net cash provided by (used in) investing activities	(318,361)	(37)	(570,196)
Cash flows from financing activities:			
Cash dividends paid	-	(6,500)	-
Net cash used in by financing activities	-	(6,500)	-
Effect of exchange rate changes on cash and cash equivalents	71	8	79
Net decrease in cash and cash equivalents	(69,194)	78,550	(144,706)
Cash and cash equivalents at beginning of year	253,969	109,263	253,969
Cash and cash equivalents at end of year	184,774	187,813	109,263

Notes:

1. Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the Company Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as compared to the application and disclosure requirements of generally accepted accounting principles and practices in the United States of America. The Company's overseas subsidiary maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Companies") which are to be filed with the Financial Services Agency as required by the Insurance Business Law and the Banking Law. For the convenience of readers, the preparation is modified in certain respects from the original Japanese disclosed financial information.

2. Principles of Consolidation

(1) Scope of consolidation

The number of consolidated subsidiaries: 4

Consolidated subsidiaries: Sony Life Insurance Co., Ltd.
Sony Life Insurance (Philippines) Corporation
Sony Assurance Inc.
Sony Bank Inc.

(2) Application of the equity method

Not applicable

(3) Fiscal year of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements. All the other subsidiaries prepare their respective financial statements with a fiscal year end of March 31, the same as the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries

A portion of the assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

3. Summary of Significant Accounting Policies

(1) Securities

Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner:

Securities held for trading purposes ("trading securities") are stated at fair value. The cost of securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities with fair value are stated at fair value at fiscal year end, and its cost of securities sold is determined by the moving-average method. Other securities designated as available-for-sale securities with no available fair value are stated at amortized cost (straight-line method) or at acquisition cost using the moving-average method. Net unrealized gains and losses on other securities above are reported, net of applicable income taxes, as a separate component of net assets.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(3) Tangible fixed assets

Primarily, depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment.

(4) Intangible fixed assets

Intangible fixed assets are amortized on the straight-line method. Capitalized software for internal use is amortized using the straight-line method over its estimated useful life of five years.

(5) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the each company's Self-Assessment Guidelines and Write-offs and Reserve Guidelines. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Comapnies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and by other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over a certain period. Each loan is subject to asset assessment by the operational departments in accordance with each company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal audit departments, which are independent from the operational departments, before the reserve amount is finally determined.

(6) Reserve for employees' bonuses

The reserve for employees' bonus is provided for the payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the current fiscal year.

(7) Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year end, based on the projected retirement benefit obligation at the fiscal year end.

(8) Reserve for directors' retirement benefits

The reserve for directors' and statutory auditors' retirement benefits of the Company and the domestic life insurance subsidiary is provided based on its internal regulations and calculated as the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year end.

(9) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(10) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at the fiscal year end.

(11) Leases transactions

Finance leases that have not been deemed to transfer ownership of the leased property to the lessees are accounted for as operating lease transactions.

(12) Hedge accounting

As for the hedge accounting method applied to hedging transactions for interest rate risk generated by financial assets and liabilities, the banking subsidiary applies deferred hedge accounting or fair value hedge

accounting. Interest rate swaps are used as hedging instruments to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items via their grouping according to their maturity, in accordance with the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds, which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(13) Accounting for consumption taxes

The consumption taxes received or paid by the Company and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of the non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment, which is not deductible from the consumption taxes received, are deferred as "other assets" and amortized over a five-year period on a straight-line basis, while other non-deductible consumption taxes are charged as expenses in the period in which the consumption taxes are paid.

(14) Policy reserve

Pursuant to Article 116 of the Insurance Business Law, the domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts, and the policy reserve is calculated in the following manner.

a. Policies subject to the standard policy reserve apply the method stipulated by the Financial Services Agency (Ministry of Finance Directive 48, 1996).
b. Policies not subject to the standard policy reserve apply the net level premium method.

(15) Application of consolidated tax provision

The consolidated tax provision, under which Sony Corporation is the parent company, is applied to the Company and its domestic subsidiaries wholly owned by Sony Corporation.

(16) In accordance with newly effective The Accounting Standard Board of Japan ("ASBJ") Statement No.5 "Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) and ASBJ Guidance No.8 "Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005), the Company has made certain adjustments on its terminology.

a. "Stockholders' Equity" was renamed as "Net Assets" and divided into "Shareholders' equity", "Valuation and translation adjustments" and "Minority interests". Amount corresponding to conventional "Stockholders' Equity" was ¥249,035 million.
b. "Deferred hedge losses" and "Deferred hedge gains", which were included in "Other assets" and "Other liabilities", were combined. Amounts, net of corresponding tax amounts is stated as "Net deferred losses on hedging instruments, net of taxes".
c. "Minority interests" was reclassified under "Net Assets".
d. "Property and equipment" was divided into "Tangible fixed assets", "Intangible fixed assets" and "Other assets"
e. "Software" was transferred from "Other assets" to "Intangible fixed assets".

(17) In accordance with ASBJ Statement No.6 "Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005) and ASBJ Guidance No.9 "Guidance on Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005), the Company provides the Consolidated Statement of Changes in Net Assets.

Exhibit A-3

Sony Financial Holdings



Sony Financial Holdings Inc.

Annual Report

2006

For the year ended March 31, 2006

We create new financial services by generating ideas from the fundamentals.

On April 1, 2004, the Sony Financial Holdings Group (SFH Group) was founded, becoming Japan's first financial group to offer both insurance and banking services under one umbrella.



Sony Financial Holdings Group
Sony Financial Holdings
Sony Life
Sony Assurance
Sony Bank

The design of the corporate logo of each company in the SFH Group employs "Sony blue" and green to express credibility and a sense of speed.

The SFH Group is a financial services group comprising the financial holding company Sony Financial Holdings Inc. (SFH), which is wholly owned by Sony Corporation, and core subsidiaries—Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank).

Corporate Vision

The SFH Group aims to integrate the diverse functions that are inherent to such financial services as savings, investment, borrowing and protection; offer high-value-added products and quality services that meet individual customers' economic needs; and become one of the most trusted financial services groups.

Corporate Philosophy

Customer-Oriented
We consider each customer's input carefully and provide services to their satisfaction, helping them lead lives that are abundant and trouble-free.

Contributing to Society
We understand that financial services businesses have a certain public nature. As we pursue our vision, we contribute to society by maintaining high ethical standards and levels of responsibility. We also fulfill our other obligations as a member of society and good corporate citizen.

Pursuing Originality
We always generate ideas from the fundamentals, and pursue originality and innovation while remaining unfettered by convention.

Corporate Culture with a Spirit of Freedom and Open-Mindedness
Our ideal for the financial services business recognizes the importance of each employee's contribution. Our corporate culture features a spirit of freedom and open-mindedness and takes full advantage of individuality and ability.

Contents


We offer high-value-added products and quality services to our customers by integrating the functions offered by life insurance, non-life insurance and banking businesses.

Teruhisa Tokunaka
President, Representative Director

Kunitake Ando
Chairman, Representative Director

Operating and Financial Review for the Year Ended March 31, 2006

The year ended March 31, 2006 (FY2005), was the second fiscal year since the establishment of Sony Financial Holdings Inc. (SFH). Each subsidiary of the Sony Financial Holdings Group (SFH Group)—comprising Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank)—continued to strengthen and expand its businesses in FY2005, forming ever firmer foundations for future growth. The subsidiaries were highly evaluated in third-party research on customer satisfaction and security, and each subsidiary achieved steady business growth. SFH's consolidated ordinary revenues for FY2005 increased 16.1% year on year, to ¥758.7 billion, owing to increased revenues at Sony Life, Sony Assurance and Sony Bank. Consolidated ordinary profit increased 106.8% from the previous fiscal year, to ¥25.3 billion, and net income grew 81.0%, to ¥11.5 billion.

In the life insurance business, Sony Life continued to deliver finely tuned consulting and after-sale follow-up services to each of its customers through Lifeplanner®* sales employees and Partners (independent agencies). As a result, the lapse and surrender rate** for individual life insurance—one indicator of customer satisfaction level—remained at the favorable level of 5.88% during FY2005. Sony Life's insurance in force (the total of individual life insurance and individual annuities in force) increased 4.5% from the end of the previous fiscal year, to ¥29,084.5 billion, despite the downward trend in insurance in force experienced by the Japanese life insurance industry overall. Sony Life maintained a high solvency margin ratio, an indicator of financial health, of 1,547.0% as of March 31, 2006. During FY2005, Sony Life worked assiduously to expand its disclosure by publicizing its embedded value, or "EV" (for details, refer to page 11), one indicator of operating performance and corporate value for life insurance companies. As of March 31, 2006, Sony Life's EV amounted to ¥776.1 billion.

In the non-life insurance business, Sony Assurance, which operates on the business model of a direct insurance company communicating with customers directly over the telephone or via the Internet, continued to focus on selling its mainstay automobile insurance and medical and cancer insurance. To increase convenience to customers, Sony Assurance endeavored to extend its functionality by enabling various processes to be performed on its web site. In May 2005, Sony Assurance renewed its lineup of medical and cancer insurance policies to two types of whole-life renewable products—SURE Basic and SURE Wide—and expanded customers' choices for hospitalization per-day claim amounts to two plans. Sales of automobile insurance and medical and cancer insurance policies were favorable, and as of March 31, 2006, the number of these policies in force totaled more than 800,000, up approximately 20% from one year earlier. As a result, net premiums written in FY2005 totaled ¥45.2 billion, up 19.6% from the previous fiscal year. Especially for automobile insurance, Sony Assurance has maintained its top position for direct premiums written among direct non-life insurance companies in Japan since FY2002.

In the banking business, Sony Bank, which provides highly convenient financial products and services to individual customers over the Internet, worked to extend its product and service offerings and strengthen its financial base. In May 2005, Sony Bank added to its mortgage loans the option of fixed interest rates over periods of more than 15 years. The bank also added Swiss franc and Hong Kong dollar offerings to its foreign currency deposits, increasing the number of foreign currencies handled by Sony Bank to eight. In September 2005, Sony Bank expanded customers' asset investment choices by extending the handling period for yen time deposits to a maximum of 10 years. In December 2005, the bank expanded its settlement services by commencing credit card settlements, and started a securities intermediary service in alliance with Monex, Inc. In investment trust offerings, the number handled by Sony Bank as of March 31, 2006, totaled 45, including five new investment trusts added during FY2005. The bank also worked to increase security by adding a function to prevent spyware and other abuses. In addition, the bank actively pursued the provision of

information over the Internet by beginning a voice distribution service using podcasting. As a result, as of March 31, 2006, the balance of deposited assets—the total of deposits and investment trusts—amounted to ¥675.1 billion, up 17.1% from one year earlier, and the loan balance was ¥239.4 billion, up 89.5%. The number of accounts grew by approximately 60 thousand, or 16.9%, from the end of the previous fiscal year, amounting to approximately 430 thousand as of March 31, 2006. Furthermore, in FY2005—the fifth year since Sony Bank's start of operations—the bank moved into the black on a full-year basis for the first time.

In September 2005, SFH acquired from LabMorgan Investment Corporation, a unit of JPMorgan, all the 15,000 shares of common stock it held in Sony Bank. Furthermore, in February 2006 SFH implemented a ¥2.5 billion capital increase to further strengthen the financial position of Sony Bank, which established profitable operations and had aspirations for second-stage growth. As a result, SFH's position in Sony Bank rose to 88.0%, compared with 84.2% at the beginning of the fiscal year.

Tie-ups within the SFH Group

Sony Life, Sony Assurance and Sony Bank are the companies in the SFH Group that provide financial services to customers. In addition to strengthening the operations of each of these companies, the SFH Group aims to enhance synergies by reinforcing mutual tie-ups in product and service offerings, sharing and mutually cultivating sales channels and infrastructure. In these ways, we continue to work on offering attractive, high-value-added products and services that conventional financial institutions are not prepared to provide.

Even before the inception of the SFH Group, in May 2001 Sony Life started to sell Sony Assurance's automobile insurance products through its Lifeplanner® sales channel, and in March 2002 Sony Life began underwriting group credit life insurance for mortgage loans extended by Sony Bank. Since the launch of the SFH Group in 2004, SFH has streamlined and enhanced the group's structure and reinforced tie-ups, mainly those involving subsidiaries' mutual provision and delivery of products and services, to bring about greater group synergy. In June 2004, Sony Bank began selling Sony Life's individual annuities products, and in October 2004 Sony Bank began to offer Sony Assurance's fire insurance to customers taking out Sony Bank's mortgage loans. Furthermore, in December 2004 Sony Life's Lifeplanner® sales channel started introducing Sony Bank's mortgage loans.

We continued to steadily forge tie-ups within the SFH Group during FY2005. For example, the amount of new mortgage loans handled by Sony Life's Lifeplanner® sales employees accounted for more than 10%



Shigeru Ishii	Teruhisa Tokunaka	Taro Okuda	Shinichi Yamamoto
President, Representative Director Sony Bank Inc.	President, Representative Director Sony Financial Holdings Inc.	President, Representative Director Sony Life Insurance Co., Ltd.	President, Representative Director Sony Assurance Inc.

of the total increase of Sony Bank's mortgage loans during FY2005. Lifeplanner® sales employees also made stable progress in sales of Sony Assurance's automobile insurance. The number of policies sold by the Lifeplanner® sales channel accounted for approximately 10% of the total number of new automobile insurance policies for Sony Assurance during FY2005.

Cooperation with other companies in the Sony Group also increased. For example, Sony Assurance and Sony Bank began participating in "Sony Point," a point program across the Sony Group that commenced in November 2005. The SFH Group also cooperated with Sony Finance International, Inc. (Sony Finance), which engages in the leasing and credit card businesses. From March 2006, Sony Life, Sony Assurance and Sony Bank, together with Sony Finance, opened ANA eLIO Card SQUARE, a portal site for members of the ANA eLIO Card, a credit card issued by Sony Finance in cooperation with All Nippon Airways Co., Ltd. (ANA). On the site, the four Sony Group financial companies introduce their services and outline such card member benefits as ANA airline mileage.

While maintaining the management independence of the companies under its umbrella, as a financial holding company SFH also works to promote functional synergies and create integrated services that can be deployed horizontally across the SFH Group. To this end, we are designing and implementing integrated and comprehensive groupwide financial business strategies. In designing such strategies, SFH ensures the managerial soundness of each company, while aiming to maximize the corporate value of the SFH Group.

Toward Further Growth of the SFH Group

Given such trends as a declining birthrate and an aging population, the upcoming privatization of postal services, deregulation lifting the ban on bank sales and other industries' entry into the financial services business, we expect competition in the Japanese financial industry to become increasingly stringent.

In this environment, we are working to accelerate the business growth strategies of each company under our umbrella. Sony Life will continue differentiating itself from providing "Lifeplanner Value®" *, derived from helping protect policyholders by offering life insurance products that are optimally tailored for each customer's life plan, as well as at each of life's milestones, through its ongoing after-sale communications. Sony Assurance will keep concentrating on maximizing the quality of its products and services through direct communications with customers. At the same time, the company also aims to move into the black as soon as possible on the basis of generally accepted accounting principles in Japan (Japanese GAAP), while continuing to achieve profitable financial results based on U.S. GAAP***, as it has done since FY2003. Sony Bank, which has begun achieving profitable financial results, will develop its forward momentum through the launch of mobile banking services and by expanding operations involving personal loans extended through automated teller machine (ATM) cards and in the securities business.

To maintain the growth of the SFH Group, SFH will continue to prepare for a future initial public offering (IPO), which is expected to occur during or after FY2007, whenever timing is optimal. The goal of this move is to diversify financing opportunities.

We will also continue to enhance the SFH Group's management fundamentals and expand its business. We would like to thank all of our stakeholders for your ongoing support and look forward to your continued cooperation.

June 30, 2006

Kunitake Ando
Chairman, Representative Director

T. Tokunaka

Teruhisa Tokunaka
President, Representative Director

* "Lifeplanner" and "Lifeplanner Value" are registered trademarks of Sony Life Insurance Co., Ltd.
** The lapse and surrender rate is expressed as a ratio of cancellations or lapses that is modified due to the reduction, increase and reinstatement of the total amount of insurance in force.
*** U.S. GAAP calculations are used for the preparation of the Sony Group's consolidated financial statements.

SFH's consolidated operating results are segmented into the life insurance, non-life insurance and banking businesses. In this section, we review operating performance in the year ended March 31, 2006 (FY2005) in each business segment.

Life Insurance Business

SFH's operations in the life insurance business include the businesses of Sony Life, a wholly owned subsidiary of SFH, and Sony Life's wholly owned subsidiary, Sony Life Insurance (Philippines) Corporation.

In FY2005, ordinary revenues in the life insurance business increased 15.3%, to ¥696.6 billion, from ¥604.2 billion in FY2004, owing primarily to improvements in gains and losses from investments and an increase in income from insurance premiums, driven by steady growth in insurance in force, particularly individual life insurance. Ordinary profit increased 42.2%, to ¥24.3 billion, due to an improvement in gains and losses from investments in the general account.

Life Insurance Business
Ordinary Revenues and Ordinary Profit


(Billions of yen)
(Billions of yen)
800
600
400
200
0
40
30
20
10
0
'05
'06
Ordinary revenues (left scale)
Ordinary profit
Years ended March 31

Below, we review the operating performance of Sony Life, excluding Sony Life Insurance (Philippines) Corporation. Sony Life accounts for the majority of the life insurance business in SFH's consolidated financial statements.

New Insurance Sales

In FY2005, Sony Life's new insurance sales—the total amount of new insurance policies sold—decreased 8.9% from the previous fiscal year, to ¥3,401.2 billion. Within this amount, individual life insurance sales declined 9.1% year on year, to ¥3,361.2 billion, while individual annuity sales expanded 26.4%, to ¥30.8 billion. Group life insurance sales expanded 23.1%, to ¥9.0 billion.

Owing to a price increase in premiums on variable life insurance implemented in FY2005, a total of Sony Life's mainstay individual life insurance and individual annuities, the amount of new insurance sales and the number of new policies declined 8.9% and 4.1%, respectively, to ¥3,392.1 billion and 512 thousand.

Annualized premiums for new policies in FY2005 were down 3.2% from the previous fiscal year, to ¥61.7 billion. Of this amount, annualized premiums for medical protection and living benefit protection products amounted to ¥14.5 billion, down 10.1% from the previous year.

New Insurance Sales
and Number of New Policies
(Individual life insurance + Individual annuities)


(Trillions of yen)
(Thousands of policies)
4
3
2
1
0
800
600
400
200
0
'02
'03
'04
'05
'06
New insurance sales (left scale)
Number of new insurance policies
Years ended March 31

Insurance in Force

Insurance in force is the total amount of coverage that Sony Life's policies provide for its policyholders. As of March 31, 2006, total insurance in force for individual life insurance, individual annuities and group life insurance amounted to ¥30,007.8 billion, up 4.8% from one year earlier. Of this amount, individual life insurance in

force amounted to ¥28,908.8 billion, up 4.4%, individual annuities in force totaled ¥175.7 billion, up 22.7%, and group life insurance in force was ¥923.2 billion, up 13.1%. In addition, group annuities in force amounted to ¥71.4 billion as of March 31, 2006, up 3.5% from one year earlier.

For Sony Life's mainstay individual life insurance and individual annuities, the amount of insurance in force and the number of policies in force grew 4.5% and 8.0%, respectively, to ¥29,084.5 billion and 3,845 thousand. We believe these figures reflect a high level of satisfaction from policyholders, as well as high acclaim for Sony Life's after-sale follow-up services. Although insurance in force for the total Japanese life insurance industry has been in a downward trend since 1995, Sony Life's insurance in force—the total of individual life insurance and individual annuities in force—increased by ¥1,261.0 billion for FY2005, continuing its steady growth for each of the 25 years the company has been in business.

Annualized premiums for insurance in force increased 5.2% year on year, to ¥474.2 billion. Of this amount, annualized premiums for medical protection and living benefit protection products were ¥109.4 billion, up 6.4% from one year earlier.

Insurance in Force and
Number of Policies in Force
(Individual life insurance + Individual annuities in force)


(Trillions of yen)
(Millions of policies)
40
30
20
10
0
4
3
2
1
0
'02
'03
'04
'05
'06
Insurance in force (left scale)
Number of policies in force

As of March 31

Lapse and Surrender Rate and Persistency Rates

In FY2005, Sony Life's lapse and surrender rate* for individual life insurance, on a policy amount basis, improved 0.51 percentage point and remained favorable at 5.88%. Persistency rates for individual life insurance, on a policy amount basis, remained high. The 13-month persistency rate increased 0.9 percentage point, to 95.5%, and the 25-month persistency rate rose 1.7 percentage points, to 89.3%.

According to the policyholder opinion research conducted by Sony Life each year, policyholders are quite satisfied with the way the company's products are tailored to each customer's life plan through careful consulting services. We believe this satisfaction is the reason for the low lapse and surrender rate and the high persistency rates.

* The lapse and surrender rate is expressed as a ratio of cancellations or lapses that is modified due to the reduction, increase and reinstatement of the total amount of insurance in force. Without modification, the lapse and surrender rate in FY2005 was 5.85%.

Lapse and Surrender Rate
and Persistency Rates


(%)
9
8
7
6
0
(%)
100
95
90
85
0
'02
'03
'04
'05
'06
Lapse and surrender rate (left scale)
13-month persistency rate
25-month persistency rate

Years ended March 31

Sales of Products

In FY2005, on a policy amount basis more than 80% of new policies were death protection products. Of new insurance sales, whole life insurance sales accounted for 15.5%, term life insurance for 60.3%, endowment and educational insurance for 11.0%, variable life insurance for 9.9% and other for 3.3%. Of all products, sales of term life insurance (non-smoker preferred risk insurance) and living benefit life insurance were favorable, owing mainly to Sony Life's advantages in providing reasonable insurance at relatively low premiums, as well as high demand for insurance to cover three major diseases (cancer, acute myocardial infarctions and cerebral embolisms.)

New Insurance Sales
by Type of Product


(%)
100
75
50
25
0
'05
'06
Whole life
Term life
Endowment and educational
Variable life
Other

Years ended March 31

Income from Insurance Premiums, Insurance Claims and Other Payments

Owing to the growth of insurance in force, insurance premiums received from policyholders in FY2005 rose steadily to ¥579.2 billion, from ¥550.3 billion in FY2004. Insurance claims and other payments in FY2005 totaled ¥114.4 billion, up from ¥88.0 billion in the previous fiscal year. By payment type, claims totaled ¥86.4 billion (up from ¥62.1 billion), benefits were ¥23.5 billion (up from ¥22.6 billion) and annuities were ¥4.4 billion (up from ¥3.1 billion).

Asset Management

Sony Life's fundamental policy on investing assets in general account is to maintain the soundness of assets and invest efficiently to build an investment portfolio capable of ensuring stable medium- and long-term returns, taking into account expected returns and investment risks and responding deftly to changes in financial conditions and the investment environment. The company places emphasis on risk management to ensure stable returns.

In FY2005, Sony Life followed its strategy of investing in response to changes in the investment environment. During the first half of the fiscal year, when the equity markets were sluggish, the company focused on investing mainly in convertible bonds. When interest rates trended upward in the second half, the company shifted its investments to longer-term Japanese government bonds.

As of March 31, 2006, general account assets totaled ¥2,822.5 billion, up 16.8%, or ¥406.2 billion, from one year earlier. Within the general account, Japanese government and corporate bond positions totaled ¥1,499.5 billion (accounting for 53.1% of general account assets), Japanese stocks ¥250.7 billion (8.9%), foreign government and corporate bonds ¥89.0 billion (3.2%), policyholder loans ¥86.9 billion (3.1%), monetary trusts ¥658.3 billion (23.3%), cash and call loans ¥71.5 billion (2.5%) and real estate ¥75.5 billion (2.7%).

Core Profit

Core profit is an indicator of the profit-earning capacity of the primary insurance business over a one-year period. The term "primary insurance business" refers to the management of insurance premiums received from policyholders, along with investment income to pay insurance claims, annuities and benefits and to make policy reserve provisions for future payments. Adding capital gains or losses, such as gains/losses on sales of securities, and one-time gains and losses to core profit produces ordinary profit, which appears on the statements of income.

In FY2005, Sony Life's core profit increased 17.4% year on year, to ¥28.5 billion, owing to an improvement in gains and losses from general account investments.

Note: Like most other life insurers that are organized as joint stock corporations, Sony Life sells life insurance that is non-profit. Mutual corporations, on the other hand, typically offer with-profit policies, and its insurance premiums include a portion of financial resources for policyholder dividends. These amounts are counted as core profits and losses, and the financial resources for policyholder dividends are included in core profits. For this reason, mutual corporations tend to show higher core profits than joint stock corporations that operate on the same scale.

Income from Insurance Premiums


(Billions of yen)
600
400
200
0
'02
'03
'04
'05
'06
Years ended March 31

Asset Management (General Account Composition)


As of March 31, 2006
Japanese government and corporate bonds
Foreign government and corporate bonds
Japanese stocks
Foreign stocks
Other securities
Policyholder loans
Monetary trusts
Cash and call loans
Real estate
Other

Core Profit


(Billions of yen)
30
20
10
0
'02
'03
'04
'05
'06
Years ended March 31

Solvency Margin Ratio

The solvency margin ratio indicates a company's "ability to pay." Life insurance companies accumulate policy reserves against the future payment of insurance claims so they can respond sufficiently to ordinarily anticipated events. However, unforeseen events sometimes occur as a result of changes in the environment, such as a major disaster or a cataclysmic fall in the stock market. The solvency margin ratio is one administrative control indicator used to judge if an insurer has the ability to pay in response to such unpredictable events.

As of March 31, 2006, Sony Life had a high solvency margin ratio of 1,547.0%, up 229.9 percentage points from the end of the previous fiscal year. This increase resulted primarily from an increase in the value of securities, owing to a favorable investment environment.

(As of March 31) (Millions of yen)

Item		2005	2006
Total solvency margin	[A]	416,666	593,596
Equity (less certain items)		78,013	80,423
Reserve for price fluctuations		12,666	20,109
Contingency reserve		34,451	56,542
Reserve for possible loan losses		0	0
Net unrealized gains/losses on other securities (before taxes) (x 90% if gains; x 100% if losses)		79,897	184,697
Net unrealized gains/losses on real estate (x 85% if gains; x 100% if losses)		(401)	3,220
Subordinated debt		—	—
Deductible items		—	—
Other		212,039	248,601
Total risk $\sqrt{R1^2 + (R2 + R3 + R7)^2} + R4$	[B]	63,269	76,738
Insurance risks	R1	44,855	40,200
Assumed interest risks	R2	10,494	10,436
Asset management risks	R3	31,622	49,868
Business management risks	R4	1,739	2,062
Minimum guarantee risks	R7	—	2,625
Solvency margin ratio {[A] / ([B] x 1 / 2)} x 100 (%)		1,317.1%	1,547.0%

Notes: 1. Calculations employed in the chart above apply the methods provided for under Articles 86 and 87 of the Insurance Business Law of Japan enforcement regulations, as stipulated in 1996 by Ministry of Finance Directive 50.
2. Equity represents stockholders' equity on the balance sheets less the estimated appropriation of paid-in cash and net unrealized gains/losses on other securities.
3. A standard method is used to calculate minimum guarantee risks.

Unrealized Gains on Securities

Unrealized gains and losses refers to the differences between the book values and fair values of assets. If fair value exceeds book value, a gain on sales of assets would be realized by liquidating them at market prices. For this reason, such unrealized gains act as a provision against various risks. Part of the unrealized gains and losses on securities and real estate is included in the total solvency margin—the numerator of the formula for calculating the solvency margin ratio.

Unrealized gains on securities in the general account stood at ¥202.8 billion as of March 31, 2006, up significantly from ¥88.0 billion a year earlier. On March 31, 2006, Japanese stocks accounted for 8.9% of general account assets, owing to the conversion of convertible bonds to shares. Convertible bonds accounted for 16.9% of the general account.

Unrealized Gains on Securities


(Billions of yen)
250
200
150
100
50
0
'02
'03
'04
'05
'06
As of March 31

(Reference: As of March 31, 2006, Sony Life assumes unrealized gains on stocks to be zero when the Nikkei Stock Average is approximately ¥9,171 and the TOPIX index is 929 points.)

Non-Performing Assets

As the table below shows, Sony Life has no risk-monitored loans (loans for which repayment circumstances are not ordinary). Moreover, all figures listed in the loans by borrower category are classified as normal loans.

Sony Life's loan balance as of March 31, 2006, was ¥86.9 billion. As Sony Life does not engage in commercial loans*, its loan balance is derived solely from policyholder loans, which are recoverable and limited to the value of surrender payments.

* Some life insurance companies make commercial loans as a part of their asset management for the purpose of generating interest income. Loans are categorized as policyholder loans, which are a form of customer service, and commercial loans. The balance of "loans" represents the sum of these categories.

Risk-Monitored Loans
(As of March 31) (Millions of yen)

Category	2005	2006
Bankrupt loans	—	—
Non-accrual delinquent loans	—	—
Past-due loans (three months or more)	—	—
Restructured loans	—	—
Total	—	—

Loans by Borrower Category
(As of March 31) (Millions of yen)

Category	2005	2006
Bankrupt and quasi-bankrupt loans	—	—
Doubtful loans	—	—
Sub-standard loans	—	—
Normal loans	81,423	88,554
Total	81,423	88,554

Negative Spread

Life insurance companies retain a portion of premiums received from policyholders as policy reserves in anticipation of future payments. These policy reserves are calculated under the assumption that they will yield a certain rate of interest every year. This interest rate is called the "assumed interest rate (for calculating policy reserves)." Negative spread arises when, owing to the deterioration of the investment environment or other factors, the actual investment yield falls below the assumed interest rate (for calculating policy reserves) for some policies.

Sony Life's negative spread in FY2005 was ¥33.1 billion, an improvement from ¥34.5 billion in the previous fiscal year. The company has adequate other income sources to cover its negative spread, however. (See the analysis on core profit on page 8.) Sony Life will continue working to streamline operations to maintain and generate sufficient income to cover the negative spread.

Formula for Calculating Negative Spread

$$\left[\text{Investment yield for core profit}^{1} - \text{Average assumed interest rate (for calculating policy reserve)}^{2}\right] \times \text{Policy reserve in general account}^{3} = \text{Negative spread}$$

Notes: 1. "Investment yield for core profit" is the investment income from general account that is included in core profit, less the provision for policyholder dividend reserves, divided by policy reserve in general account.
2. The "average assumed interest rate (for calculating policy reserve)" is the average of the assumed interest rates used to calculate policy reserve in general account.
3. "Policy reserve in general account" is policy reserve in general account, excluding the contingency reserve, calculated as follows: (Policy reserves at beginning of term + Policy reserves at end of term – Expected interest*) x 1/2
* "Expected interest" is the amount of interest calculated by discounting the amount using the assumed interest rate every year.

Embedded Value

Embedded value (EV) is calculated as the sum of the "value of in-force business" and "adjusted net worth." In Europe and Canada, EV is regarded as a valuable source of information for assessing the corporate value of a life insurance company. Sony Life discloses EV at fiscal year-end as an indicator of the value of the life insurance business of the SFH Group.

Sony Life's EV Results

The EV results of Sony Life as of March 31, 2006, were as follows:

(As of March 31) (Billions of yen)

Category	2004	2005	2006
EV	492.0	539.3	**776.1**
Value of in-force business	381.7	409.6	**499.8**
Adjusted net worth	110.2	129.7	**276.3**
Value of new business in the fiscal year	38.9	38.1	**34.2**

Note: Different calculation methods and assumptions are used for EV results as of March 31, 2004, 2005 and 2006.



Embedded Value
(Billions of yen)
800
600
400
200
0
'04
'05
'06
As of March 31

The value of in-force business is calculated as follows:

Value of in-force business = Present value of future after-tax profits on existing business – Cost of capital

"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth is calculated as follows:

Adjusted net worth = (a) Total equity in the balance sheets** + (b) Reserve for price fluctuations + (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land – (f) Unfunded employees' retirement benefits liability – (g) Deferred tax assets for (b), (c), (d), (e) and (f).

** "Total equity in the balance sheets" excludes net unrealized gain on bonds except for convertible bonds.

Under generally accepted accounting principles in Japan (Japanese GAAP), which applies to life insurance companies in Japan, the balance sheets do not include future profits on existing business, while EV indicates the present value of future profits on existing business, together with the company's adjusted net worth. For this reason, EV serves as a valuable supplement to the financial information provided under Japanese GAAP and is a helpful indicator used to evaluate corporate value. However, EV covers only existing in-force business as of the date of valuation, and does not include the potential value of future new business, which is considered a constituent of the economic value of an insurance company.

Major Assumptions

The major assumptions employed in the calculation of EV at March 31, 2006, were as follows:

Item	Assumptions
1. Discount rate[1]	6.5%
2. Investment yield on new investments[2]	Investment yield is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds
3. Mortality and morbidity rates	Based on Sony Life's experience over the three most recent fiscal years (FY2003–FY2005)
4. Lapse and surrender rate	Based on Sony Life's experience over the three most recent fiscal years (FY2003–FY2005)
5. Operating expenses	Unit cost for the maintenance and administration of policies and for payments of claims is based on Sony Life's experience during the most recent fiscal year (FY2005)
6. Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2005)
7. Required solvency margin ratio	600% For the purpose of calculating cost of capital, the solvency margin ratio required to be maintained was assumed.

1. Discount rate
The discount rate was set by adding Sony Life's assumed risk premium (4.5%) to the risk-free rate (the yield on 10-year Japanese government bonds: approximately 1.77%), as of the end of the fiscal year.
2. Investment yield
(1) Investment yield on new investments:
Investment yield on new investments was calculated based on the implied forward rates computed from the yield curve of Japanese government bonds as of March 31, 2006, and assuming that the company invests only in Japanese government bonds every year.
Sony Life sets the assumed investment yield on new investments at the end of each fiscal year with the assumption that future market conditions will be neutral. This assumption is made to avoid potential complications arising from the fact that the more Sony Life invests in assets with higher expected returns, the higher is the calculated EV. Sony Life believes such assets contain higher risks and should be adjusted by discount rates when calculating EV.
(2) Investment yield on existing assets:
Investment yield on existing assets was calculated separately for each asset with the following assumptions:
- For existing bonds other than convertible bonds, Sony Life assumed to hold them to maturity.
- For convertible bonds, Sony Life's calculations assumed that the company would conduct rebalancing as of the date of evaluation as follows. After reflecting the unrealized gains from convertible bonds into the adjusted net worth, Sony Life purchases straight bonds corresponding to the marked-to-market bond portions while immediately reinvesting the remaining amount into Japanese government bonds.
- For stocks and other assets (policyholder loans, real estate, private equity funds, etc.), Sony Life assumed to maintain a balance at the end of the fiscal year within the limits of its internal holdings.
Interest, dividends and proceeds from redemptions are calculated with the assumption that Sony Life reinvests these proceeds into Japanese government bonds.

Movement Analysis of EV from March 31, 2005

The change in EV from March 31, 2005, to March 31, 2006, is split into the following components.

(Billions of yen)

Item	Amount
1. EV as of March 31, 2005	539.3
2. Shareholder dividends	(6.5)
3. Release from the value of existing policies in force	24.7
4. EV of new policies for FY2005	34.2
5. Difference between assumptions and actual experience for FY2005	137.2
6. Differences from changes in the assumptions	47.2
7. EV as of March 31, 2006	776.1

Notes: Reversal of discount rate on the value of in-force business for the year:
The amount in item 5 includes an ¥87.8 billion increase in unrealized gains on securities other than bonds.
The amount in item 6 includes a ¥25.9 billion increase due to changes in the method of valuing convertible bonds.

Impact of Changing Assumptions (Sensitivities)

The impact of changing the underlying assumptions on EV at March 31, 2006, is as follows:

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	6.5%→5.5%	57.1	833.2
	6.5%→7.5%	(47.1)	729.0
Solvency margin ratio	600%→500%	11.6	787.7
	600%→700%	(12.9)	763.2
Investment yield: +0.25%*	On total assets	48.3	824.4
	On new assets	30.3	806.4
Investment yield: –0.25%	On total assets	(49.7)	726.4
	On new assets	(30.6)	745.5
Mortality and morbidity	Assumption x 1.1	(52.4)	723.7
Lapse and surrender rate	Assumption x 1.1	(15.9)	760.1
Operating expenses	Assumption x 1.1	(4.0)	772.1

* The impact of changes in investment yield assumptions is also reflected in policyholders' dividends.

Notes

Regulations require that certain reserves be set aside for minimum guarantee benefit features on variable life insurance and annuity contracts issued in FY2005 and thereafter. In calculating EV as of March 31, 2006, while setting aside the reserve for guaranteed minimum death benefits (GMDB) based on Japanese GAAP, Sony Life evaluated the future cash flow on GMDB for all existing variable life insurance policies using the stochastic method. This evaluation reduced EV by ¥3.2 billion.

For calculating EV as of March 31, 2006, Sony Life changed the method of accounting for existing convertible bonds at fiscal year-end. In calculating EV as of March 31, 2005, Sony Life assumed that convertible bonds would be held to maturity with stock prices remaining unchanged from March 31, 2005. As is described above, Sony Life calculated EV as of March 31, 2006, assuming the rebalancing of convertible bonds as of the date of evaluation. This increased EV by ¥25.9 billion.

Opinion of Outside Specialist

Sony Life has obtained an opinion letter from Milliman, Inc., an independent actuarial firm that possesses insurance actuarial expertise. This opinion letter can be found on SFH's web site (http://www.sonyfh.co.jp/english/).

Non-Life Insurance Business

SFH's non-life insurance business is conducted by Sony Assurance, a wholly owned subsidiary of SFH.

In FY2005, ordinary revenues from the non-life insurance business increased 19.8%, to ¥45.7 billion, from ¥38.1 billion in FY2004, due to a continued increase in net premiums written for automobile insurance and medical and cancer insurance. Ordinary loss amounted to ¥0.7 billion, an improvement of ¥2.0 billion from the previous fiscal year, owing to an increase in net premiums written and an improvement in the net expense ratio.

Non-Life Insurance Business
Ordinary Revenues and Ordinary Losses


(Billions of yen)
(Billions of yen)
60
40
20
0
–20
15
10
5
0
–5
'05
'06
Ordinary revenues (left scale)
Ordinary losses
Years ended March 31

Below, we review the operating performance of Sony Assurance, which conducts SFH's non-life insurance business.

Number of Policies in Force

In FY2005, the number of policyholders of Sony Assurance's mainstay automobile insurance and medical and cancer insurance policies continued to grow steadily. In automobile insurance, the number of new and renewed policies both remained favorable. In medical and cancer insurance, sales continued to grow steadily even after Sony Assurance's revision of its offerings in May 2005. Sony Assurance now offers two "SURE" policies—SURE Basic, which features inexpensive premiums and selective coverage, and SURE Wide, which provides much more extensive coverage. As a result, the number of insurance policies in force—the sum of automobile insurance and medical and cancer insurance policies—exceeded 800,000 as of March 31, 2006, up approximately 150,000 policies from one year earlier.

Number of Policies in Force
(Automobile insurance + Medical and cancer insurance policies)


(Thousands of policies)
1,000
750
500
250
0
'02
'03
'04
'05
'06
As of March 31

Net Premiums Written

Net premiums written at non-life insurance companies, which corresponds with sales in other industries, describes the premiums received from policyholders (direct premiums written) plus or minus reinsurance premiums (adding direct reinsurance premiums received and subtracting direct reinsurance premiums paid). In FY2005, Sony Assurance's net premiums written totaled ¥45.2 billion, up 19.6% from ¥37.8 billion in the previous fiscal year. By type of insurance, net premiums written for automobile insurance increased 16.5%, to ¥39.8 billion, accounting for 88.0% of total net premiums written. Net premiums written for casualty insurance, which comprises mainly medical and cancer insurance, grew 54.2% year on year, to ¥4.8 billion, accounting for 10.7% of total net premiums written. For types of insurance other than automobile and casualty insurance, such as fire insurance, marine insurance and automobile liability insurance, net premiums written rose 19.6%, to ¥0.5 billion.

Net Premiums Written


(Billions of yen)
50
40
30
20
10
0
'02
'03
'04
'05
'06
Years ended March 31

Net Loss Ratio

The net loss ratio describes the ratio of the total amount of net losses paid and loss adjustment expenses, such as expenses incurred in surveying damages, to net premiums written. In FY2005, Sony Assurance's net loss ratio increased 0.4 percentage point, to 52.3%, up from 51.9% in FY2004. By type of insurance, the net loss ratio on automobile insurance rose 1.2 percentage points year on year, from 55.3% to 56.5%, while for casualty insurance, including medical and cancer insurance, the ratio increased 1.3 percentage points, from 15.8% to 17.1%.


Net Loss Ratio
(%)
55
50
45
40
0
'02
'03
'04
'05
'06
Years ended March 31

Net Expense Ratio

The net expense ratio is the ratio of the total of costs to market and perform ongoing maintenance to net premiums written. This ratio includes the company's business expense and development costs for new products. In FY2005, Sony Assurance's net expense ratio improved 4.3 percentage points, to 30.3% from 34.6% in the previous fiscal year, due to improved efficiency of operations.

The combined ratio—the sum of the net loss ratio and the net expense ratio—improved 4.0 percentage points, from 86.5% in FY2004 to 82.5% in FY2005.


Net Expense Ratio
(%)
60
50
40
30
0
'02
'03
'04
'05
'06
Years ended March 31

Underwriting Profits

Underwriting profits describe the level of profits that a company generates by underwriting insurance. Underwriting profits are calculated by subtracting from underwriting income (net premiums written, etc.) the underwriting expenses (net losses paid, loss adjustment expenses, etc.) and the operating, general and administrative expenses associated with underwriting, as well as the net amounts of various other income and expenses (such as corporate taxes associated with automobile liability insurance). In FY2005, Sony Assurance's underwriting profits improved ¥1.9 billion from the previous fiscal year, to a negative ¥1.1 billion, owing to an increase in net premiums written and improvements in its net expense ratio. By type of insurance, underwriting profits on automobile insurance improved ¥1.3 billion from the previous fiscal year, to a negative ¥0.9 billion. On casualty insurance, including medical and cancer insurance, underwriting profits improved ¥0.6 billion, to a negative ¥0.2 billion.


Underwriting Profits
(Billions of yen)
0
-2
-4
-6
-8
'02
'03
'04
'05
'06
Years ended March 31

Total Assets Composition and Investment Policy

As of March 31, 2006, Sony Assurance's total assets increased 20.2% from the end of the previous fiscal year, to ¥56.1 billion. Of total assets, securities amounted to ¥44.0 billion (accounting for 78.5% of the total), cash and deposits ¥1.4 billion (accounting for 2.6%), property and equipment ¥0.1 billion (accounting for 0.3%), and other assets ¥10.4 billion (accounting for 18.6%). Sony Assurance's investment policy is to ensure stable investment returns over the medium to long term by investing primarily in yen-denominated bonds and taking into account the market environment and investment risks.

Composition of Total Assets


As of March 31, 2006
Cash and deposits
Securities
Property and equipment
Other assets

Solvency Margin Ratio

For non-life insurers, the solvency margin ratio is an important indicator of the ability to pay claims. As of March 31, 2006, Sony Assurance had a solvency margin ratio of 976.1%, indicating a substantial ability to pay claims.

(As of March 31) (Millions of yen)

Item		2005	2006
Total solvency margin	[A]	15,845	16,952
Equity (less certain items)		12,065	11,623
Reserve for price fluctuations		6	15
Special catastrophe reserves		3,742	5,192
Reserve for possible loan losses		—	—
Net unrealized gains/losses on other securities (before taxes)		30	121
Net unrealized gains/losses on real estate		—	—
Subordinated debt		—	—
Deductible items		—	—
Other		—	—
Total risk $\sqrt{R1^2 + (R2 + R3)^2} + R4 + R5$	[B]	2,893	3,473
Ordinary insurance risks	R1	2,495	3,004
Assumed interest risks	R2	—	—
Asset management risks	R3	188	214
Business management risks	R4	89	107
Major catastrophe risks	R5	301	354
Solvency margin ratio {[A] / ([B] x 1 / 2)} x 100 (%)		1,095.2%	976.1%

Notes: 1. Calculations employed in the chart above apply the methods provided for under Articles 86 and 87 of the Insurance Business Law of Japan enforcement regulations, as stipulated in 1996 by Ministry of Finance Directive 50. The method of computing the solvency margin ratio changed in FY2005, in accordance with revisions to the Insurance Business Law of Japan enforcement regulations. Therefore, calculations as of March 31, 2005 and 2006 use different standards.

2. Equity represents stockholders' equity on the balance sheets less estimated appropriation of paid-in cash, deferred assets and net unrealized gains/losses on other securities.

Non-Performing Assets

Sony Assurance's self-assessment of assets is outlined below.

Risk-Monitored Loans

(As of March 31) (Millions of yen)

Category	2005	2006
Bankrupt loans	—	—
Non-accrual delinquent loans	—	—
Past-due loans (three months or more)	—	—
Restructured loans	—	—
Total	—	—

Loans by Borrower Category

(As of March 31) (Millions of yen)

Category	2005	2006
Bankrupt and quasi-bankrupt loans	—	—
Doubtful loans	—	—
Sub-standard loans	—	—
Normal loans	—	—
Total	—	—

Banking Business

SFH's banking business is conducted by Sony Bank, a subsidiary of SFH.

In FY2005, ordinary revenues from the banking business increased 51.7%, from ¥11.3 billion in the previous fiscal year to ¥17.2 billion, due to the expansion of its business, associated with a steady increase in deposited assets—the total of deposits and investment trusts—and mortgage loans. Ordinary profit improved ¥3.8 billion, to ¥1.7 billion,* as a result of an increase in gross operating profit in line with business expansion.

As of March 31, 2005, SFH owned 84.2% of Sony Bank's shares. However, in September 2005 SFH acquired from LabMorgan Investment Corporation, a unit of JPMorgan, all the 15,000 shares of common stock that it held in Sony Bank. Furthermore, with the aim of further strengthening the bank's financial foundation, in February 2006 SFH implemented a ¥2.5 billion capital increase in Sony Bank by accepting a shareholder allocation of new shares. As a result, SFH's position in Sony Bank as of March 31, 2006, had risen to 88.0%, accounting for the ownership of 440,000 of the 500,000 outstanding shares in Sony Bank.

* Ordinary profit in the banking business includes a one-time amortization of goodwill associated with the purchase of Sony Bank's shares and the acceptance of its capital increase. As a result, ordinary profit of SFH's banking business differs from the ordinary profit disclosed by Sony Bank.

Banking Business Ordinary Revenues and Ordinary Profit (Loss)


(Billions of yen)
(Billions of yen)
20
15
10
5
0
–5
10.0
7.5
5.0
2.5
0.0
–2.5
'05
'06
Ordinary revenues (left scale)
Ordinary profit (loss)

Years ended March 31

Below, we review the operating performance of Sony Bank, which constitutes SFH's banking business.

Gross Operating Profit

Sony Bank's gross operating profit rose 76.3% year on year, from ¥5.3 billion in the previous fiscal year to ¥9.4 billion in FY2005. The bank derives gross operating profit from net interest income, net fees and commissions, and net other income.

Sony Bank uses the funds that its customers have placed on deposit to invest in securities, provide mortgage loans and offer other loans to individuals. Net interest income refers to the spread between funding costs such as interest paid on deposits, and interest received on securities, loans and other items. In FY2005, net interest income increased 29.4% year on year, to ¥4.8 billion, owing to an increase in the bank's average investment balance throughout the year, associated with steady growth in the balance of deposits and loans. This situation resulted in an increase in the amount received from securities and interest on loans that exceeded the increase in the amount of interest paid on deposits.

Net fees and commissions refers to the spread between fees and commissions received on investment trusts as well as on remittance and transfer and fees and commissions paid for the use of ATMs and

Gross Operating Profit


(Billions of yen)
10.0
7.5
5.0
2.5
0
–2.5
'02
'03
'04
'05
'06

Years ended March 31

for remittance and transfer. In FY2005, the substantial growth in fees and commissions on investment trusts, backed by particularly strong sales of investment trusts, more than offset the increase in fees and commissions paid for the use of ATMs. As a result, net fees and commissions increased 236.4%, to ¥0.4 billion.

Net other income refers to services that are not included in net interest income or net fees and commissions. These include gains and losses associated with foreign exchange transactions, sales of bonds and others, and derivatives (valuation gains or losses on derivative products including swaps that are held to hedge securities and others). In FY2005, net other income increased 177.7%, to ¥4.1 billion, due mainly to a significant increase in the volume of foreign exchange transactions involving foreign currency deposits, one of Sony Bank's mainstay products.

General and Administrative Expenses

General and administrative expenses increased 2.7% during FY2005, to ¥7.0 billion. The decrease in advertising expenses partially offset the increase in personnel and system-related expenses, which accompanied business expansion and resulted in a slight increase in general and administrative expenses.

As a result, Sony Bank's operations became profitable, with ordinary profit of ¥2.2 billion.* This represents a ¥3.8 billion year-on-year improvement, and is the first time the bank has been profitable on a full-year basis since its start of operations in 2001. Taking advantage of tax benefit accounting by recording deferred tax income, the bank posted net income of ¥3.2 billion and eliminated its accumulated deficit.

General and Administrative Expenses


(Billions of yen)
8
6
4
2
0
'02
'03
'04
'05
'06
Years ended March 31

* Ordinary profit that Sony Bank records is different from ordinary profit of SFH's banking business. Ordinary profit of SFH's banking business includes a one-time amortization of goodwill associated with the purchase of Sony Bank's shares and the acceptance of its capital increase.

Number of Accounts

In FY2005, Sony Bank continuously endeavored to acquire new customers by expanding its product and service offerings and raising the level of company recognition. As a result, the number of accounts increased steadily throughout the year, growing 16.9%, or 62 thousand, to 430 thousand as of March 31, 2006.

Number of Accounts


(Thousands of accounts)
500
400
300
200
100
0
'02
'03
'04
'05
'06
As of March 31

Deposited Assets

Deposited assets as of March 31, 2006, were ¥675.1 billion, up 17.1% from one year earlier. Of this figure, yen deposits accounted for 66.8%, foreign currency deposits for 22.1%—the sum of deposits thereby constituting 88.9%—and investment trusts for 11.1% of deposited assets.

In September 2005, Sony Bank extended its handling period for yen time deposits to a maximum of 10 years, and during FY2005 the bank ran interest rate benefit campaigns on yen time deposits twice. As of March 31, 2006, yen deposits were up 16.4% year on year, to ¥451.0 billion.

In foreign currency deposits, in May 2005 the bank added Swiss franc and Hong Kong dollar offerings to the list of foreign currency deposits it handles, increasing its number of foreign currencies to eight. Sony Bank ran foreign currency campaigns in May and November of 2005. As of March 31, 2006, the balance of foreign currency deposits totaled ¥148.9 billion, down 6.4% from a year earlier. The main reason for this decrease was that many of the U.S. dollar deposits that had raised the balance during FY2004 were exchanged into yen to take advantage of the yen's depreciation against the dollar in FY2005. In addition, as the stock market turned upward individual assets were shifted from foreign currency deposits to stocks and investment trusts.

In investment trusts, the bank added a total of five new funds in June and November of 2005, and in November 2005 Sony Bank ran a half-price commission cash-back campaign on new funds added at that time. These initiatives, combined with the uptrend in the stock market, caused the total balance of investment trusts to swell significantly, up 153.7% year on year, to ¥75.1 billion.


Deposited Assets
(Billions of yen)
800
600
400
200
0
'02
'03
'04
'05
'06
Yen deposits
Foreign currency deposits
Investment trusts
As of March 31

Loans

On March 31, 2006, loans totaled ¥239.4 billion, up 89.5% year on year, with mortgage loans accounting for 97.9% of the total. In addition to mortgage loans, Sony Bank offers personal loans extended through ATM cards and special-purpose loans.

As of March 31, 2006, the balance of mortgage loans was up 90.9% from the end of the previous fiscal year, to ¥234.3 billion. In May 2005, Sony Bank added new fixed-rate interest periods of 15 years, 20 years and more than 20 years. The bank also ran discounted interest rate campaigns three times during the year and expanded its tie-ups in mortgage loans.


Loans
(Billions of yen)
250
200
150
100
50
0
'02
'03
'04
'05
'06
Mortgage loans
Other
As of March 31

Securities

Sony Bank's principal investments are in securities, and as of March 31, 2006, the balance of securities was up 39.8% from one year earlier, to ¥449.5 billion. Of this amount, Japanese government bonds represented ¥179.7 billion, up ¥59.2 billion, and corporate bonds were up ¥36.4 billion, to ¥58.4 billion. Other securities, including corporate bonds issued outside of Japan, amounted to ¥211.3 billion, an increase of ¥32.2 billion. Securities rated AA or higher accounted for 59.6% of the total.

Note: Sony Bank classifies its securities based on the standards below by referring to the ratings of five rating agencies: Moody's Investors Service, Inc. (Moody's); Standard & Poor's Corp. (S&P); Rating and Investment Information, Inc. (R&I); Japan Credit Rating Agency, Ltd. (JCR); and Fitch Ratings, Ltd. (Fitch).

Standards: For Japanese securities, ratings by R&I and JCR are given preference. For overseas securities, Moody's, S&P and Fitch are preferred. Where multiple ratings give different results, the lowest are used.


Securities (by Rating)
(Billions of yen)
500
400
300
200
100
0
'02
'03
'04
'05
'06
AAA
AA
A
BBB
Not rated
As of March 31

Capital Adequacy Ratio

The capital adequacy ratio is used to indicate a bank's financial stability. In February 2006, Sony Bank received a capital infusion of ¥2.5 billion to strengthen its financial base in response to its steadily expanding operations. As of March 31, 2006, Sony Bank's capital adequacy ratio (domestic criteria) was 9.24%. This level is significantly higher than the 4% capital adequacy ratio that is required under the Banking Law of Japan as a minimum standard for banks that operate only in Japan.

Capital Adequacy Ratio


(%)
40
30
20
10
0
'02
'03
'04
'05
'06
As of March 31

Sony Bank's Capital Adequacy Ratio (Domestic Criteria)

(As of March 31) (Millions of yen)

Category			2005	2006
Tier I capital (Core capital)	[A]		34,858	34,715
		Common stock	23,750	25,000
		Of which, noncumulative perpetual preferred stock	—	—
		Capital surplus	13,750	15,000
		Retained earnings	(2,477)	781
		Unrealized losses on other securities	164	6,065
Tier II capital (Supplementary capital)	[B]		44	128
		General reserve for possible loan losses	44	128
Deductions	[C]		—	—
Total capital	[A + B − C] [D]		34,903	34,844
Risk-adjusted assets	[E]		291,372	376,903
		On-balance item	290,881	376,648
		Off-balance item	490	254
Capital adequacy ratio [D / E] (%)			11.97%	9.24%

Non-Performing Assets

Sony Bank's self-assessment is outlined below.

Risk-Monitored Loans

(As of March 31) (Millions of yen)

Category	2005	2006
Bankrupt loans	—	—
Non-accrual delinquent loans	0	115
Past-due loans (three months or more)	—	—
Restructured loans	—	166
Total	0	281

Problem Loans based on the Financial Reconstruction Law

(As of March 31) (Millions of yen)

Category	2005	2006
Bankrupt and quasi-bankrupt loans	—	89
Doubtful loans	0	25
Sub-standard loans	—	166
Normal loans	133,152	247,348
Total	133,153	247,630

The SFH Group positions its corporate vision and philosophy as the basic policy for setting management strategy and expediting management decision-making initiatives. One facet of our corporate vision is our goal to "become one of the most trusted financial services groups." Although subsidiaries in the SFH Group each have different histories, scales of operations and business characteristics, SFH works to achieve this goal by making the most effective use of the operating characteristics and information available within the SFH Group, to the fullest extent permissible under the law. In taking this approach, we place utmost importance on the soundness and accuracy of our operations. To this end, we have designed a management structure to ensure groupwide compliance and risk management.

SFH's Board of Directors* comprises six directors who are also directors of subsidiaries within the SFH Group, plus one outside director. This structure is designed to ensure and expand the trustworthiness of the SFH Group.

The Board of Statutory Auditors* comprises four statutory auditors. Based on the audit policy and plans stipulated by the Board of Statutory Auditors, statutory auditors are responsible for attending important meetings, including Board of Directors' meetings, and for examining operating and financial conditions and auditing the duties executed by directors.

We carefully monitor each subsidiary's management in a respectful manner and promote management control activities by adding new group management control functions and encouraging creativity.

* As of July 1, 2006

Corporate Governance Structure


Shareholders
SFH Group
SFH
Board of Statutory Auditors
Board of Directors
Statutory Auditors
President
Sony Life
Sony Assurance
President
President
Sony Bank

SFH Group Compliance Systems

Compliance is a vital part of ensuring that a company fulfills its responsibilities to society. The SFH Group is further enhancing its compliance structure, understanding that maintaining trust-based relationships with customers is an integral part of the financial services industry.

Each of the companies in the SFH Group is strengthening its compliance systems and promoting compliance activities, in line with each company's type of business and scale of operations.

SFH supervises and manages the compliance activities of each company in the SFH Group, ensuring their appropriateness and playing a role in strengthening compliance systems throughout the SFH Group.

SFH Compliance Initiatives

At SFH, the Board of Directors is assigned with establishing a compliance program to enhance the compliance systems of each company in the SFH Group, and the Board has created and revises a compliance manual that outlines these activities. In addition, SFH's Board of Directors confirms the progress of such programs. As a result, SFH monitors and strengthens compliance activities at each company's Board of Directors' meetings, as well as at SFH Group Compliance Meetings.

SFH's Corporate Control Department acts as a compliance division, taking overall control of compliance activities. In line with the compliance program, the department also performs compliance checks and conducts training to raise awareness of compliance and ensure adherence to relevant laws and statutes.

Hotline System

Each company in the SFH Group has its own internal hotline system. SFH acts as the SFH Group hotline and confirms the operational status of each company's hotline system.

Sony Corporation also maintains a hotline covering the entire Sony Group. This hotline works in tandem with the hotline systems of the SFH Group, responding to reported items as appropriate.

One of SFH's roles as a financial holding company is to concentrate management resources and strengthen groupwide risk management in an integrated manner. The SFH Group's policy on risk management is described below.

SFH's Policy on Group Risk Management

1 As a financial holding company, we enhance the corporate value of the SFH Group by basing our risk management structure on the SFH Group's management policy and strategic objectives, as well as by performing risk management that responds to the various characteristics of each business and each risk category.
2 SFH confirms that the SFH Group's subsidiaries, as independent entities, are individually responsible for establishing risk management structures to achieve their own management targets and institutes any necessary countermeasures.
3 As a financial holding company, SFH eliminates any excessive concentration of risk in any specific area, provides appropriate control of intra-group transactions and manages risk propagation within the SFH Group.

SFH's Board of Directors formulates the fundamental principles for risk management activities and transmits these requirements to directors and employees throughout SFH and its subsidiaries. The Board then recognizes the presence or types of risks that differ according to each subsidiary's scale, business and characteristics, and establishes structures to appropriately manage the various risks. SFH's Executive Committee, delegated by the Board of Directors, executes daily activities pertaining to group risk management. Specifically, while each subsidiary evaluates, monitors and manages each risk, the Corporate Control Department—which has overall control of SFH's risk management—coordinates with the risk management departments of those subsidiaries. The department also submits periodic reports to SFH's Board of Directors and Executive Committee on the risk management conditions recognized through monitoring or holding Risk Management Meetings. The Audit Department, on the other hand, conducts internal audits to verify the appropriateness and effectiveness of the overall risk management structure.

The types of risk that SFH and its subsidiaries manage are indicated as below.

- **Market-related risk**
- **Credit risk**
- **Real estate investment risk**
- **Liquidity risk**
- **Insurance underwriting risk**
- **Processing risk**
- **Systems risk**
- **Legal risk**
- **Reputational risk**
- **Business continuity risk**

Risk Management Structure



SFH
Board of Directors
President and Representative Director
Reporting
Reporting
Executive Committee
Audit Department
Reporting
Audits
Corporate Control Department (Centralized risk management)
Asset investment risks
Market-related risk
Credit risk
Real estate investment risk
Insurance underwriting risk
Liquidity risk
Processing risk
Systems risk
Legal risk
Reputational risk
Business continuity risk
Confirmation
Reporting
Risk Management Meetings
Control, advice, monitoring
Present risk management policies
Sony Life
Sony Assurance
Sony Bank
Each company puts risk management into practice autonomously

In the course of providing products and services, SFH's subsidiaries handle personal and private information about their customers. SFH exercises the utmost caution to ensure that this information is managed appropriately and only for the express purpose for which the customers have entrusted it to us. For its basic policy on the handling of personal information, SFH adheres to the privacy policy established by Sony Corporation.

Note: In the SFH Group, subsidiaries handle personal and private information on their customers. SFH itself does not gather information from customers for the purpose of conducting business and is not a "business entity that handles personal information," as defined in Article 2.3 of the Personal Information Protection Act.

Excerpt from Sony Group Privacy Policy*

The primary objective of each Sony Group company (hereafter "Sony") is to provide great products and services focusing on customers' needs, through innovative ideas as well as sound business practices. Sony is committed to meeting the high expectations of its customers and to being the "most trustworthy partner for customers" in the broadband era of the 21st century.

Sony understands that customers entrust Sony with their Personal Information with the expectation that it will be used only for specific purposes. Sony respects the customers' expectations and places a high priority on properly protecting such Personal Information and limiting its use to such purposes.

We hereby declare that we do our best to protect Personal Information of our customers, keeping the following policies always in mind.

* This Privacy Policy is for Sony Corporation and its subsidiaries in Japan and Sony Ericsson Mobile Communications Japan, Inc.

Policies Regarding Handling of Personal Information

(Compliance)

1. Sony will comply with the applicable laws, regulations, ministerial guidelines and this Privacy Policy in handling Personal Information (information which can identify a specific individual).

(Use within Specific Purpose(s))

2. Sony will specify the purpose(s) of use as much as possible and use Personal Information only within the scope Sony has notified or made public, except for cases in which Sony has obtained in advance consent from the individual who provides his/her Personal Information (hereafter "the individual") and for cases permitted under the related laws or regulations.

(Notification/Publication of Purpose(s) of Use etc.)

3. Sony will endeavor to clearly notify necessary information such as purpose(s) of use, names of user(s) as well as contact details and to obtain consent when asking for Personal Information. Sony may record in writing or in voice the contents of transactions and inquiries. Such information will be used only for purposes of responding adequately and swiftly to the requests from the individual.

(Personal Information of Minors)

4. Sony will make special consideration for the handling of minors' Personal Information, e.g. to notify clearly in advance to ask a child under fifteen (15) years old to provide Personal Information only upon guardian's consent.

(Security Control Measures)

5. Sony will endeavor to maintain entrusted Personal Information to be accurate and updated to the extent necessary for the purpose(s) of its use. Sony will take necessary and appropriate security control measures in line with existing technical standards to protect entrusted Personal Information from unauthorized access, modification, leakage, etc.

(Supervision of Subcontractor(s))

6. Sony may subcontract the processing of entrusted Personal Information to a third party to the extent necessary to fulfill the purpose(s) of its use. Such third party will be selected after confirming sufficient level of information security, and Sony will exercise necessary and adequate supervision to the party by such means as making contracts.

(Providing to Third Parties)

7. Without the consent of the individual, Sony will not provide Personal Information to any third party other than joint-users clearly notified at the time of collection, except for cases permitted under the related laws or regulations. Sony will not provide Personal Information to any third party, based on the "Opt-Out System" (Article 23.2 of the Personal Information Protection Act), without acknowledgment by the individual.

(Request(s) for Review etc.)

8. Sony will, based on the provisions of the related laws or regulations, swiftly respond to request(s) from the individual such as to review, correct, stop receiving further product or service information from Sony, or to delete Personal Information of their own after confirming their identity. Please contact the appropriate customer center to which you have provided your Personal Information.

(Response to Complaint(s))

9. Sony will set up necessary internal organizations to address adequately and swiftly complaint(s) from individuals about its handling of Personal Information.

(Continuous Improvement of Internal System)

10. Sony will continuously endeavor to improve internal compliance systems including updating this Privacy Policy through establishment of internal rules, education to employees and appropriate internal audit to handle entrusted Personal Information properly.

SFH performs internal audits through its Audit Department. Reporting directly to the president and representative director, this department operates outside the other lines of operational reporting and, from an independent and objective position, verifies the appropriateness and effectiveness of internal controls, including governance processes, compliance and risk management. This department endeavors to perform highly effective internal audit activities to contribute to the sound and appropriate operations of SFH and its subsidiaries.

Subsidiaries have their own internal audit departments, which perform activities designed to match their specific industry, scale of business and the types of risk they entail. SFH's Audit Department remains constantly aware of subsidiaries' internal audit activities by monitoring their audit plans and the audit reports, and reports periodically to SFH's president and representative director and the Board of Directors. If necessary, SFH's Audit Department may conduct audit activities of subsidiaries directly.

The Audit Department also cooperates with statutory auditors, who conduct operational audits based on the audit standards for statutory auditors. The Audit Department also maintains reciprocal relationships with statutory auditors and the accounting auditor, while performing audits independently.

Internal Auditing Structure


SFH
President and Representative Director
Board of Directors
Audits
Board of Statutory Auditors
Statutory Auditors
Reporting
Reporting
Audit Department
Executive Committee
Audits
Operational Departments
Direct audits, as needed
Monitoring
Sony Life
Internal Audit Department
(Internal Audit Division)
Audits
Operational Departments
Sony Assurance
Internal Audit Department
(Internal Audit Department)
Audits
Operational Departments
Sony Bank
Internal Audit Department
(Internal Audit Department)
Audits
Operational Departments

The SFH Group participates in various social contribution and environmental activities, based on the principles and ideals set forth for these activities by Sony Corporation. As a member of the Sony Group, we will continue to play an active role in the progress of these social contributions and environmental activities.

Social Contribution Initiatives

The Sony Group contributes to society in each of the locations in which it operates throughout the world. Its policy is to participate in activities to keep pace with the changing times and meet the needs of the societies in which it operates. The Sony Group is also extending its system to support the volunteer activities of its employees, thereby encouraging community participation.

Volunteer Activities

In FY2003, Sony Life designated the anniversary of its founding as Volunteer Day. This is a special day when all employees are encouraged to consider and implement activities that benefit the community. In FY2005, Sony Life's employees volunteered to clean the roadsides in their office vicinities and donated blood.

At the time of the Kobe earthquake in 1995, a Sony Life volunteer group established the Sony Life Volunteers' Club, providing support to people in areas affected by earthquakes and cooperating with local organizations, including provision of a support network for elderly and physically impaired victims of the earthquake. Now, more than 10 years on, the club continues to support the victims by planning and inviting them on bus tours to visit hot springs and holding Christmas parties to deepen relations with these victims. Sony Life employees also provide operational support for the Oita International Wheelchair Marathon and the Sony Life Cup All Japan Ladies Tennis Tournament, support a bone marrow donor registry, host events at children's homes and volunteer for various other activities that keep them closely in touch with their communities.

Fundraising

Since FY1997, Sony Life has made financial donations to the Eye Mate Fund, established by The Eye Mate, Inc., with the aim of helping visually impaired people participate in society. The company donates an amount each year that matches the total raised by its employees. In FY2005, a total of ¥9.72 million in employee donations, matching funds and a special company donation were given to Eye Mate, bringing cumulative donations for training guide dogs to more than ¥100 million.

Sony Assurance participates in fundraising activities for the Japan Committee for UNICEF. The company also sends cancelled stamps and prepaid cards to help organizations that provide medical care overseas.

Support for Special Olympics Nippon (Japan)

Since FY1996, Sony Life has offered financial support to Special Olympics Nippon, a non-profit organization that provides people with intellectual disabilities with independence and opportunities to participate in the community through sports. Employees also act as volunteers in running the events. Sony Life is helping to increase awareness and understanding of Special Olympics Nippon's activities, establishing regional organizations and supporting charity concerts, movie screenings and other initiatives. By supporting Special Olympics Nippon, Sony Life promotes the independence of people with intellectual disabilities and helps them participate in the community.

Environmental Initiatives

Acquisition of ISO 14001 Certification

The Sony Group has acquired ISO 14001 certification, the international standard for environmental management systems, and all the Sony Group companies worldwide adhere to its Global Environmental Management System. Within the SFH Group, both Sony Life and Sony Assurance are ISO 14001 certified. These companies pursue energy-saving activities, such as working toward targets for the reduced consumption of energy and photocopier paper, and promote green procurement to raise the portion of eco-products in their office supplies.

System for Using Green Electricity

To reduce greenhouse gas emissions, the Sony Group takes advantage of reusable energy resources. Within the SFH Group, in April 2005 Sony Life became the first company in the Japanese life insurance industry to employ a green electricity certification system. This system promotes the use of green electricity, such as wind-powered generation, to help protect the environment by reducing CO_2 emissions. This system enabled the company to reduce its CO_2 emissions by 67 tonnes in FY2005.

Company Information

(As of July 1, 2006)

Company name:	Sony Financial Holdings Inc.
Established:	April 1, 2004
Head office:	1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo, Japan
Business:	Management control of subsidiaries (life insurance companies, non-life insurance companies, banks and others) specified by the Insurance Business Law of Japan and the Banking Law of Japan and all duties incidental to that role.
Common stock:	¥5,500 million
Number of shares outstanding:	2,100,000 shares
Share ownership:	Sony Corporation 100%

Information on Common Stock, Shares and Shareholders

Historical Data on Common Stock and Number of Shares Outstanding

	Common Stock (millions of yen)	Number of Shares Outstanding (shares)
April 1, 2004	500	2,000,000
June 25, 2004	5,500	2,100,000

Information on Ownership of Shares

	Number of Shares Held (shares)	Percentage Ownership
Sony Corporation	2,100,000	100%

Senior Management

(As of July 1, 2006)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
Chairman, Representative Director	Kunitake Ando	Chairman and Director of Sony Life Insurance Co., Ltd., Director of Sony Assurance Inc.
President, Representative Director	Teruhisa Tokunaka	Director of Sony Bank Inc.
Executive Vice President, Representative Director	Hiromichi Fujikata	Director of Sony Life Insurance Co., Ltd., Director of Sony Assurance Inc.
Director	Nobuyuki Oneda	Executive Vice President and Chief Financial Officer, Corporate Executive Officer of Sony Corporation
Director	Shinichi Yamamoto	President and Representative Director of Sony Assurance Inc.
Director	Shigeru Ishii	President and Representative Director of Sony Bank Inc.
Director	Taro Okuda	President and Representative Director of Sony Life Insurance Co., Ltd.
Standing Statutory Auditor	Hiroshi Sano	Statutory Auditor of Sony Life Insurance Co., Ltd., Statutory Auditor of Sony Assurance Inc.
Statutory Auditor	Takemi Nagasaka	Senior General Manager, Accounting Department of Sony Corporation
Statutory Auditor	Hiroshi Ueda	Standing Statutory Auditor of Sony Bank Inc.
Statutory Auditor	Masahiro Kodama	Standing Statutory Auditor of Sony Assurance Inc.

Number of Employees

(As of March 31, 2006)

SFH	Life Insurance Business	Non-Life Insurance Business	Banking Business	SFH Group
19	5,312	532	120	5,975

Note: SFH employees are personnel on loan from Sony Corporation, Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc.

Organizational Chart

(As of July 1, 2006)


Shareholders' Meeting
Board of Directors
Executive Committee
Board of Statutory Auditors
Audit Department
Corporate Planning Department
Corporate Control Department
Business Development Department

Information on Subsidiaries

(As of March 31, 2006)

Company Name	Head Office	Established	Common Stock (millions of yen)	Business	Ownership (%)			
					SFH	Sony Life	Sony Assurance	Sony Bank
Sony Life Insurance Co., Ltd.	Minami Aoyama, Minato-ku, Tokyo, Japan	August 10, 1979	65,000	Life insurance	100	—	—	—
Sony Life Insurance (Philippines) Corporation	Makati City, Philippines	August 26, 1998	937 million Philippine pesos	Life insurance	(100)	100	—	—
Sony Assurance Inc.	Kamata, Ota-ku, Tokyo, Japan	June 10, 1998	20,000	Non-life insurance	100	—	—	—
Sony Bank Inc.	Akasaka, Minato-ku, Tokyo, Japan	April 2, 2001	25,000	Banking	88	—	—	—

Note: Ownership figures in parentheses indicate indirect ownership.

History

2004	April	Sony Financial Holdings Inc. established and commenced operations Emergence of Japan's first financial holding company to hold both insurance and banking subsidiaries under one umbrella Initial ownership was 100% of Sony Life, 100% of Sony Assurance and 80% of Sony Bank
2004	June	Implemented ¥10.0 billion capital increase of SFH through a shareholder allocation Infused ¥10.0 billion in capital to Sony Bank, increasing SFH's ownership of Sony Bank to 84.2%
2005	September	Acquired additional shares in Sony Bank, increasing ownership to 87.4%
2006	February	Accepted new share allocation by Sony Bank, raising ownership to 88.0%

URL http://www.sonylife.co.jp/
(Japanese only)

Sony Life provides ongoing support to its customers as they move through life's milestones to achieve their dreams and aspirations. The value Sony Life offers goes beyond life insurance, to "Lifeplanner Value®."

Sony Life delivers life insurance products that are optimally tailored for each customer's life plan. This approach is based on Sony Life's basic mission, "to work for customers' economic protection and stability by offering reasonably priced life insurance products and high-quality services." Sony Life's Lifeplanner® sales employees and Partners (independent agencies) have broad-ranging expertise in economics, finance and taxation, as well as abundant experience, and they support and protect customers as they move through life's milestones to achieve their dreams and aspirations. In the future as well, Sony Life will provide "Lifeplanner Value®" that extends beyond the value of life insurance.

* "Lifeplanner" and "Lifeplanner Value" are registered trademarks of Sony Life Insurance Co., Ltd.

History

1979	August	Sony Prudential Life Insurance Co., Ltd., established as a joint venture between Sony Corporation and the Prudential Insurance Company of America (Prudential)
1981	February	Business license obtained from the Ministry of Finance in Japan
	April	Commenced operations and introduced Lifeplanner® system
1987	July	Agreement reached with Prudential to terminate joint venture contract
	September	Corporate name changed to Sony Pruco Life Insurance Co., Ltd.
1989	October	Independent agency system established
1991	April	Corporate name changed to Sony Life Insurance Co., Ltd.
1998	August	Sony Life Insurance (Philippines) Corporation established
2001	May	Sales of Sony Assurance's automobile insurance launched through Lifeplanner® sales channel
2004	April	Sony Corporation established Sony Financial Holdings Inc., and Sony Life became a 100% subsidiary of Sony Financial Holdings

Rating

(As of July 1, 2006)

A.M. Best Company, Inc.	Financial strength rating	A+	Superior
Rating and Investment Information, Inc.	Insurance claims paying ability	AA	A very high degree of capacity for payment of insurance claims
Japan Credit Rating Agency, Ltd.	Ability to pay insurance claims	AA	A very high level of capacity to honor the financial commitment on the obligation
Moody's Investors Service, Inc.	Insurance financial strength rating	Aa3	Offering excellent financial security
Standard & Poor's	Insurer financial strength rating	A+	Strong

Note: The above ratings were assigned at Sony Life's request. They are not evaluations of insurance companies overall, nor are they a guarantee of claim payment in the future. These ratings are based on rating agencies' opinions given the numbers and information available at a specific point in time, and may be changed in the future. Please refer to the respective web site of each agency for more details.

Providing "Lifeplanner Value®" as only Sony Life can, we protect customers throughout their lives with perceptive consulting and after-sale follow-up.



Sony Life started operations in 1981 with its philosophy to meet individual needs by "offering reasonably priced life insurance products and high-quality services." Thanks to the support and the trust our customers have placed in us, in April 2006 we celebrated our 25th anniversary of commencement of operations.

In FY2005, the Japanese life insurance industry showed signs of recovery, helped by increased sales of tertiary-sector products and variable individual annuities, but the industry's total insurance in force continued to decline. In this environment, Sony Life posted a 4.5% year-on-year increase in insurance in force (total of individual life insurance and individual annuities in force), ending the fiscal year at ¥29,084.5 billion and continuing the steady increase that Sony Life has achieved in each of the 25 years since its start of operations. As of March 31, 2006, the company's solvency margin ratio, an indicator of financial soundness, was 1,547.0%, reflecting an ample safety margin.

Sony Life's lapse and surrender rate* remained low, improving 0.51 percentage point year on year, to 5.88%. Sony Life believes that these favorable results were derived from customers' satisfaction with its consulting-based sales approach by Lifeplanner® sales employees and Partners, its method of tailoring products to provide ample protection to each customer and its increasing focus on after-sale follow-up.

Not complacent with its current situation, Sony Life continues to differentiate itself by offering "Lifeplanner Value®," a value that could only come from Sony Life, by protecting customers throughout their lives with quality consulting and ongoing after-sale follow-up.

As a member of the SFH Group, Sony Life has endeavored to enhance group synergy by providing higher quality financial services and raising its corporate value. Going forward, Sony Life will keep striving to promote superior "comprehensive financial services" by realizing synergy with other group companies and providing products and services that are optimally suited to each customer.

T. Okuda

Taro Okuda
President, Representative Director
Sony Life Insurance Co., Ltd.

* The lapse and surrender rate is expressed as a ratio of cancellations or lapses that is modified due to the reduction, increase and reinstatement of the total amount of insurance in force.

Since its establishment, Sony Life has worked to provide optimal life insurance products tailored to the specific needs of each and every customer. These tailor-made solutions are provided by Lifeplanner® sales employees and Partners, who possess advanced knowledge and abundant experience. Lifeplanner® sales employees and Partners seek to become customers' exclusive providers of insurance and financial services, or their "own agents," in building strong relationships of trust and helping them fulfill their lifelong dreams. Even after signing the initial insurance agreement, Lifeplanner® sales employees and Partners continuously review the content of coverage according to the customer's changing lifestyle. The company also offers peace of mind in the form of detailed follow-up services, including swift payment of hospitalization benefits and claims when unforeseen events occur.

Lifeplanner® and Partner Training Systems

A variety of learning programs have been put into place to ensure that Lifeplanner® sales employees and Partners remain trusted as insurance and financial professionals.

Basic Training Program for Lifeplanner® Sales Employees

This is a basic training program equipping Lifeplanner® sales employees with the basic knowledge, attitudes, skills and behavioral habits required to become life insurance professionals. It comprises various sub-programs to implement Sony Life's needs-based marketing, including a sub-program to acquire basic Lifeplanner® skills and joint working activities in which Lifeplanner® sales employees visit customers together with their sales office managers.

Partner Training Program for Partners

This program contains various programs to help Partners succeed in the life insurance business. The program provides training where Partners learn about Sony Life's products and imparts expertise on needs-based sales from the sales approaches that Sony Life has accumulated over the years.

Reciprocal Studies

Sony Life's employees embrace a culture of mutual assistance in their quest to serve customers. To this end, they have taken the initiative of hosting independent training forums around the nation.

Million Dollar Round Table (MDRT)

MDRT, based in Chicago, is an international association of the world's best life insurance and finance professionals. Based on the concept of reciprocal training and contribution to society, MDRT seeks to help improve the capabilities of its members, with top priority on providing the best returns for customers. As of June 1, 2006, there were approximately 35,000 MDRT members worldwide, of whom 563 were Sony Life's Lifeplanner® sales employees and Partners, marking one of the highest numbers from Japan.

MDRT Sony Chapter

The MDRT Sony Chapter comprises Lifeplanner® sales employees and Partners of Sony Life who have become MDRT members. The chapter holds training sessions several times a year to exchange the latest information and share skills, with the aim of providing top-quality consulting and other services to customers. Chapter members, representing the most successful Lifeplanner® sales employees and Partners, also spearhead various volunteer activities, demonstrating their passion as conveyors of the MDRT spirit.

Japan Association of Insurance and Financial Advisors (JAIFA)

JAIFA was established in 1962 with the purpose of enhancing the status of life insurance salespeople through the reciprocal education of members. As a forum for mutual training, the association hosts a variety of proactive initiatives. Sony Life's Lifeplanner® sales employees, sales office managers, branch managers and Partners participate in JAIFA events, and JAIFA regional chapters have been set up in regional areas to spearhead various activities.

Nurturing Financial Planners (FPs)

The social and economic environment is changing drastically, owing to the advent of the information-oriented society, reforms to the social security system, diversification of financial products and the demographic shift to an older population. In these circumstances, it is vital for individuals to conduct comprehensive asset planning and risk management—or financial planning—geared to their specific life plans. Financial Planners are professionals qualified to meet the financial planning needs of customers. A large number of Lifeplanner® sales employees study financial planning to achieve higher levels of needs-based sales. In fact, Sony Life is an industry leader in terms of its number of qualified financial planners.

Affiliated Financial Planners (AFPs)

The Japan Association for Financial Planners is the sole issuing authority for the AFP license. This qualification certifies that the licensee possesses the knowledge required of a financial planner and is competent to offer advice and make proposals in response to client needs.

Affiliated Financial Planners: 1,940
(As of June 1, 2006)

Certified Financial Planners® (CFPs®)

The CFP® license is an international qualification conferred by the Certified Financial Planner® Board of Standards, Inc., of the United States. This is an authoritative qualification given only to financial planners who demonstrate sophisticated financial planning abilities and sound work ethics.

Certified Financial Planners: 129
(As of June 1, 2006)

Certified Skilled Workers in Financial Planning

Through the Human Resources Development Promotion Law, the Japanese government has introduced a proficiency certification system to certify levels of expertise in various fields, including financial planning. This law recognizes three levels of financial planning expertise.

1st grade certified skilled workers in financial planning: 104

2nd grade certified skilled workers in financial planning: 1,933
(As of June 1, 2006)

Providing Optimal Protection through the Life Planning Support Service (LiPSS)

When proposing protection products, Sony Life first asks customers about their lifestyle and future life plans. By envisioning the life plans of customers and their families, Lifeplanner® sales employees and Partners can map out simulations of their future financial needs.

Sony Life has developed its own simulation, called LiPSS, to explain funding complexities easily to its customers.

Sony Life puts the many events people commonly experience throughout their lives into 11 major categories* from a financial standpoint, and it provides estimates based on these categories. For example, after listening to parents describe their plans, Lifeplanner® sales employees and Partners can design plans to help parents finance their children's education, help a family determine the timing of purchasing, the type of house they can afford or even provide advice on the advance repayment of mortgage loans.

Every person has different circumstances, dreams and concerns. By analyzing the details, Sony Life can help customers envision their future. In this way, Lifeplanner® sales employees and Partners help customers see how they should respond to different situations and what level of financing will be required, and then they propose protection plans that are tailored to each customer's needs.

***Eleven Categories of Financial Needs throughout Life**

- Rent or loans
- Reserve for education
- Reserve for marriage
- Reserve for emergencies
- Funds for home purchases
- Living expenses after retirement
- Reserve for long-term healthcare
- Reserve to reconfigure life
- Living expenses for bereaved family members
- Reserve for funeral and subsequent arrangements
- Funds for inheritance measures

New Products Launched during FY2005

Companies face myriad economic risks. In particular, companies need to prepare for economic losses in case of death, coma or an even worse situation involving their executives. Companies also need to secure retirement benefits for executives. To meet these needs, in FY2005 Sony Life enhanced its lineup of management protection products that support comprehensive management of a business, including business protection, business succession and benefit packages.

New Product #1: Long-Term, Level Term Life Insurance (Disability Compensation, Non-Profit)

Product Characteristics

1. **Provides large-scale coverage for company and family**
   Taking advantage of the term life insurance characteristic of offering a great deal of protection for a reasonable premium, this product helps protect a business, indicating a company's trustworthiness. In addition, the product helps secure financial resources for "retirement by death and condolence funds," which protects an executive's family members and provides funds for inheritance measures.
2. **Provides the financial resources to pay retirement benefits**
   As protection is provided over the long term—until age 99—even though the policy is for term life insurance, it provides substantial surrender payments over a certain period of time. While providing the tax advantages of term life insurance, the policy also offers the security of retirement benefits.
3. **Offers protection for particular types of disability**
   In addition to death and severe disability, protection is provided for particular types of disability.
4. **By adding special riders, available for relatively low premiums**
   a. Non-smoker discount rider
   Depending on the health of the insured and if his/her smoking habits within the past year meet company criteria, a premium discount may be available.
   b. Rider for low surrender payments
   Surrender payments decrease to 70% for a certain period (the period for low surrender payments) but the premium is reduced.

Note: The period for low surrender payments can be specified to be until the day before the designated age within the policy. However, in the event that the prescribed premiums are not paid, the surrender payments drop to 70% even after the period.

Sample Policy Structure

Insured	40 years old, male
Claim amount	¥200 million
Policy period	until age 99
Premium payment period	until age 99

Individual monthly premium

Without additional riders	¥358,000
With non-smoker discount rider	¥338,400
With low surrender payments rider*	¥330,200
With both non-smoker discount rider and low surrender payments rider**	¥311,400

* This example sets the period for low surrender payments until the day before the insured reaches age 65.
** Premiums differ by age and gender.

Example without Additional Riders



¥138.94 million at age 75
Death and disability claims ¥200 million
Surrender payments
¥99.66 million at age 65
Age 40
Age 99

Example with Low Surrender Payments Rider



¥138.94 million at age 75
Death and disability claims ¥200 million
Surrender payments
¥69.76 million at age 65
Age 40
Age 65
Age 99
Period of Low Surrender Payments

Note: For additional details, refer to Sony Life's individual product pamphlet in the section entitled "Policy Guide and Contract Conditions" (Japanese only).

New Product #2: Increasing Term Life Insurance (Low Surrender Payments, Non-Profit)

Product Characteristics

1. **Provides business protection, as well as retirement by death or ordinary retirement benefits**
   As a business develops, the responsibilities of its executives grow. This insurance product follows such developments by providing an increasing claim amount after the initial policy period ends. As a result, the policy funds appropriate levels of business protection, as well as benefits for ordinary retirement or retirement by death.
   Even though the product is term life insurance, it has a set period for providing surrender payments, so it can also be used to fund retirement benefits.

2. Increasing claim amounts after the initial policy period
   While the claim amount remains the level of standard claim amount during the initial portion of the policy period, after the initial period has passed, the claim amount for death or severe injury steps up at a 50% compound annual rate (to a maximum of ¥500 million).

Sample Policy Structure

Standard claim amount	¥100 million
Policy period	until age 67 (10-year initial period)
Premium payment period	until age 67
Individual monthly premium	¥459,400
Policyholder	Company
Insured	Executive (age 45, male)
Recipient of death or severe disability claims	Company

Note: Premiums differ by age and gender.



Step-up rate of 50%, compounded annually
¥500 million
¥337.5 million
¥225 million
¥150 million
¥100 million
Claim for death or severe disability
Standard claim amount
Period of low surrender payments
Surrender payments
Age 45
Age 50
Age 56 Age 57 Age 58 Age 59
Age 67
Policy period
Premium payment period
Initial period
Final period

Note: For additional details, refer to Sony Life's individual product pamphlet in the section entitled "Policy Guide and Contract Conditions" (Japanese only).
This information on new products is for the Japanese domestic market only.

Extended Services to Protect a Customer's Life Plan

Quick Claims Service

If the worst happens, in the midst of their grief a bereaved family faces funeral preparations and a host of additional burdens that can sap their energy. Furthermore, in most cases such expenses are not insignificant.

The "quick claims service" addresses these issues by simplifying the procedures prior to receiving claims. With this service, policyholders can receive claims either on the day or two working days after claims are made.

On-the-Day Claims Service	Quick Claims Service
[Pays claims of **up to ¥3 million on the day** claims are made.]	[Pays claims of **up to ¥5 million two business days** after claims are made.]
Claims of less than ¥3 million are paid in full on the day claims are made. For total claims of more than ¥3 million, the first ¥3 million is paid.	Claims of less than ¥5 million are paid in full two business days after claims are made. For total claims of more than ¥5 million, the first ¥5 million is paid.

Note: These service options may not be available on some policies.
This information is for the Japanese domestic market only.

Business in Southeast Asia

Sony Life Insurance (Philippines) Corporation

Owing to the deregulation of financial markets in the Philippines, the life insurance market in that nation is expected to expand significantly.

Sony Life Insurance (Philippines) Corporation was established in 1998 with capital participation from the Sony Group, and commenced operations in November 1999. To reinforce its business foundation, the company's capital was increased in December 2003, before transforming it into a wholly owned subsidiary of Sony Life in March 2004.

Tailoring its activities to local conditions, Sony Life Insurance (Philippines) Corporation is expanding its operations using consulting methods cultivated in Japan, and is steadily building a high-quality marketing organization. The company also responds steadily to diverse local needs as indicated by the start of its sales of dollar-denominated products. Fulfilling its social responsibilities as a life insurance company, Sony Life Insurance (Philippines) Corporation places importance on compliance with all regulations and is upgrading its control systems to minimize business risk.

Company Information

(As of July 1, 2006)

Company name:	Sony Life Insurance Co., Ltd.
Established:	August 10, 1979
Head office:	1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo, Japan
Business:	Life insurance business
Common stock:	¥65,000 million
Number of shares outstanding:	65,000,000 shares
Share ownership:	Sony Financial Holdings Inc. 100%

Senior Management

(As of July 1, 2006)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
Chairman, Director	Kunitake Ando	Chairman and Representative Director of Sony Financial Holdings Inc., Director of Sony Assurance Inc.
President, Representative Director	Taro Okuda	Director of Sony Financial Holdings Inc.
Director	Akihiko Nakamura	
Director	Masamitsu Shimaoka	
Director	Hiromichi Fujikata	Executive Vice President and Representative Director of Sony Financial Holdings Inc., Director of Sony Assurance Inc.
Standing Statutory Auditor	Fumio Mitani	
Statutory Auditor	Yoshiaki Yamauchi	Director of Sony Corporation
Statutory Auditor	Hiroshi Sano	Standing Statutory Auditor of Sony Financial Holdings Inc., Statutory Auditor of Sony Assurance Inc.

Organizational Chart

(As of July 1, 2006)


General Meeting of Shareholders
Board of Directors
Board of Auditors
Compensation Advisory Committee
Chief Actuary
Executive Management Board
Executive Officers Board
Compliance Committee
Market Conduct Compliance (MCC) Committee
Protection of Personal Information Promotion Committee
Risk Management Committee
Disciplinary Committee
Environment Committee
Personnel Development Committee
SLO Committee
Investment Committee
Lifeplanner Sales Group 1
Lifeplanner Sales Group 2
Lifeplanner Sales Group 3
Lifeplanner Sales Group 4
Agency Office
Agency Office
Agency Office
Agency Office
Independent Agency Sales Group
Independent Agency Sales Division
Independent Agents Planning Division
Independent Agents Sales Promotion Division
Market Development Division
Sales Administration Group
Sales Administration Division
Sales Education & Training Administration Division
Product Development Division
Office Administration Division
Total Administration Control Group
Business Administration Control Division
Compliance Division
Operations Administration Division
Investment Group
Investment Division
Business Process Reengineering Group
Information System Division 1
Information System Division 2
Operations Planning Division
General Operation Division
Lifeplanner Planning & Promotion Division
Lifeplanner Education & Training Division
Marketing Division
Knowledge Management Division
Underwriting Division
Policyholders' Service Division
Claims & Benefits Division
Real Estate Division
Chief Medical Officer
Medical Division
Corporate Communications Division
International & Business Development Division
Actuarial Division
ALM Division
Corporate Planning Division
Customer Relation Planning Division
Accounting Division
Investment Administration Division
Customer Center
Internal Audit Division
Personnel Division
General Affairs Division
Health Promotion Center Division
Representative Office for East Asia

Consolidated Statements of Income

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Ordinary revenues	539,805	524,195	581,129	604,288	**696,685**
Income from insurance premiums	505,950	491,606	514,859	551,642	**580,564**
Investment income	33,201	31,575	64,890	50,254	**108,613**
Interest and dividends	25,110	23,827	24,488	25,755	**26,778**
Income from monetary trusts, net	733	891	7,951	7,170	**19,558**
Income from trading securities, net	—	—	154	3,962	**—**
Gains on sale of securities	4,262	2,289	2,353	3,344	**6,583**
Gains on redemption of securities	2,931	4,560	3,991	2,393	**5,342**
Gains from derivatives, net	109	3	2,245	—	**825**
Gains on separate accounts, net	—	—	23,702	7,623	**49,524**
Other ordinary income	653	1,013	1,379	2,390	**7,507**
Ordinary expenses	519,983	505,777	550,859	587,139	**672,306**
Insurance claims and other payments	131,327	170,906	191,542	194,141	**231,885**
Insurance claims, annuity payments and insurance benefits	51,839	61,496	81,481	88,008	**114,499**
Surrender payments	74,991	104,435	105,227	101,649	**113,638**
Provision for policy reserve and others	286,490	234,157	269,131	299,508	**344,939**
Provision for reserve for outstanding claims	970	3,177	4,652	—	**708**
Provision for policy reserve	285,520	230,979	264,478	299,508	**344,228**
Investment expenses	11,234	14,946	3,606	5,115	**4,610**
Losses on trading securities, net	388	149	—	—	**647**
Losses on sale of securities	43	465	928	330	**276**
Devaluation losses on securities	7,309	2,538	—	217	**—**
Losses on redemption of securities	1,130	797	704	1,146	**212**
Losses from derivatives, net	—	—	—	342	**—**
Losses on separate accounts, net	851	8,894	—	—	**—**
Operating expenses	83,113	77,995	78,372	79,816	**82,170**
Other ordinary expenses	7,817	7,772	8,205	8,557	**8,700**
Ordinary profit	19,821	18,417	30,270	17,148	**24,379**
Extraordinary gains (losses), net	(259)	(364)	(6,328)	(515)	**(7,520)**
Provision for reserves for price fluctuations	281	327	6,264	441	**7,442**
Provision for reserve for policyholders' dividends	601	583	644	519	**1,491**
Income before income taxes	18,960	17,469	23,297	16,113	**15,367**
Income taxes	7,033	6,340	9,572	5,945	**5,730**
Minority interests	38	70	17	—	**—**
Net income	11,966	11,199	13,743	10,168	**9,636**

Consolidated Balance Sheets

As of March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Assets:					
Cash and deposits	226,801	130,165	66,388	51,620	**32,146**
Call loans	77,800	135,100	175,000	176,100	**55,900**
Monetary trusts	248,750	320,941	419,224	515,229	**658,351**
Securities	1,046,085	1,265,549	1,562,929	1,703,923	**2,131,464**
Loans	54,471	65,582	71,637	79,919	**86,924**
Property and equipment	46,377	46,351	46,476	50,793	**75,763**
Other assets	21,532	15,875	33,591	39,072	**62,765**
Deferred tax assets	7,540	2,330	—	—	**—**
Total assets	1,729,359	1,981,896	2,375,249	2,616,658	**3,103,315**
Liabilities:					
Policy reserve and others:	1,610,939	1,845,085	2,114,288	2,413,543	**2,759,342**
Reserve for outstanding claims	10,082	13,260	17,913	17,708	**18,417**
Policy reserve	1,600,136	1,831,115	2,095,591	2,395,099	**2,739,340**
Reserve for price fluctuations	5,632	5,960	12,225	12,666	**20,109**
Other liabilities	27,294	35,811	105,943	44,154	**68,676**
Deferred tax liabilities	—	—	10,943	5,826	**36,685**
Deferred tax liabilities on land revaluation	—	—	—	—	**706**
Total liabilities	1,643,867	1,886,857	2,243,400	2,476,191	**2,885,520**
Minority interests:					
Minority interests	472	326	—	—	**—**
Stockholders' equity:					
Common stock	65,000	65,000	65,000	65,000	**65,000**
Capital surplus	25,625	865	865	865	**865**
Retained earnings	(24,798)	11,161	15,512	19,181	**22,317**
Land revaluation	(768)	(768)	(768)	(768)	**(1,475)**
Net unrealized gains on other securities, net of taxes	20,128	18,697	51,577	56,564	**130,974**
Foreign currency translation adjustments	(166)	(242)	(337)	(374)	**113**
Total stockholders' equity	85,020	94,712	131,848	140,467	**217,795**
Total liabilities, minority interests and stockholders' equity	1,729,359	1,981,896	2,375,249	2,616,658	**3,103,315**

* Certain reclassifications of the consolidated balance sheet for the year ended March 31, 2002, have been made to conform to the presentation for the year ended March 31, 2003, and thereafter.

Consolidated Statements of Cash Flows

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Net cash provided by operating activities	308,835	270,613	251,976	292,545	**282,158**
Net cash used in investing activities	(281,254)	(309,944)	(266,440)	(299,712)	**(415,411)**
Net cash used in financing activities	—	—	(9,391)	(6,500)	**(6,500)**
Effect of exchange rate changes on cash and cash equivalents	4	(5)	(20)	(2)	**79**
Net increase (decrease) in cash and cash equivalents	27,585	(39,336)	(23,876)	(13,668)	**(139,673)**
Cash and cash equivalents at beginning of year	277,016	304,601	265,265	241,388	**227,720**
Cash and cash equivalents at end of year	304,601	265,265	241,388	227,720	**88,046**

Nonconsolidated Statements of Income

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Ordinary revenues	539,699	524,089	580,972	604,093	**696,426**
Income from insurance premiums	505,934	491,582	514,825	551,610	**580,516**
Insurance premiums	503,871	489,548	512,700	550,304	**579,267**
Investment income	33,112	31,493	64,767	50,089	**108,438**
Interest and dividends	25,021	23,746	24,377	25,595	**26,581**
Income from monetary trusts, net	733	891	7,951	7,170	**19,558**
Income from trading securities, net	—	—	154	3,962	**—**
Gains on sale of securities	4,262	2,289	2,343	3,339	**6,546**
Gains on redemption of securities	2,931	4,560	3,991	2,393	**5,342**
Gains from derivatives, net	109	3	2,245	—	**825**
Gains on separate accounts, net	—	—	23,702	7,623	**49,524**
Other ordinary income	653	1,013	1,379	2,392	**7,471**
Reversal of reserves for outstanding claims	—	—	—	207	**—**
Ordinary expenses	519,800	505,531	550,493	587,023	**672,067**
Insurance claims and other payments	131,327	170,905	191,542	194,141	**231,881**
Insurance claims, annuity payments and insurance benefits	51,839	61,496	81,481	88,008	**114,497**
Surrender payments	74,991	104,435	105,227	101,649	**113,637**
Provision for policy reserve and others	286,486	234,148	269,117	299,494	**344,915**
Provision for reserve for outstanding claims	970	3,177	4,652	—	**709**
Provision for policy reserve	285,515	230,970	264,464	299,494	**344,204**
Investment expenses	11,221	14,933	3,605	5,116	**4,561**
Losses on trading securities, net	388	149	—	—	**647**
Losses on sale of securities	43	465	928	330	**267**
Devaluation losses on securities	7,309	2,538	—	217	**—**
Losses on redemption of securities	1,130	797	704	1,146	**212**
Losses from derivatives, net	—	—	—	342	**—**
Losses on separate accounts, net	851	8,894	—	—	**—**
Operating expenses	82,989	77,875	78,254	79,729	**82,040**
Other ordinary expenses	7,776	7,667	7,973	8,541	**8,668**
Ordinary profit	19,898	18,557	30,478	17,070	**24,359**
Extraordinary gains (losses), net	(259)	(364)	(6,330)	(515)	**(7,520)**
Provision for reserve for price fluctuations	281	327	6,264	441	**7,442**
Provision for reserve for policyholders' dividends	601	583	644	519	**1,491**
Income before income taxes	19,038	17,609	23,504	16,035	**15,347**
Income taxes	7,033	6,340	9,571	5,933	**5,730**
Net income	12,004	11,269	13,932	10,102	**9,616**

Nonconsolidated Balance Sheets

As of March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Assets:					
Cash and deposits	226,775	130,149	66,381	51,611	**31,433**
Call loans	77,800	135,100	175,000	176,100	**55,900**
Monetary trusts	248,750	320,941	419,224	515,229	**658,351**
Securities	1,046,054	1,265,650	1,563,605	1,704,663	**2,132,216**
Loans	54,463	65,574	71,629	79,914	**86,918**
Property and equipment	46,283	46,289	46,444	50,763	**75,739**
Other assets	21,407	15,861	33,542	38,983	**62,680**
Deferred tax assets	7,540	2,330	—	—	**—**
Total assets	1,729,077	1,981,897	2,375,828	2,617,266	**3,103,241**
Liabilities:					
Policy reserve and others:	1,610,933	1,845,070	2,114,262	2,413,501	**2,759,264**
Reserve for outstanding claims	10,082	13,260	17,913	17,705	**18,415**
Policy reserve	1,600,130	1,831,100	2,095,565	2,395,060	**2,739,264**
Reserve for price fluctuations	5,632	5,960	12,225	12,666	**20,109**
Other liabilities	27,280	35,798	105,928	44,138	**68,642**
Deferred tax liabilities	—	—	10,933	5,817	**36,685**
Deferred tax liabilities on land revaluation	—	—	—	—	**706**
Total liabilities	1,643,847	1,886,829	2,243,350	2,476,124	**2,885,408**
Stockholders' equity:					
Common stock	65,000	65,000	65,000	65,000	**65,000**
Capital surplus	25,625	865	865	865	**865**
Retained earnings	(24,755)	11,274	15,814	19,417	**22,533**
Land revaluation	(768)	(768)	(768)	(768)	**(1,475)**
Net unrealized gains on other securities, net of taxes	20,128	18,697	51,567	56,629	**130,909**
Total stockholders' equity	85,230	95,068	132,478	141,142	**217,833**
Total liabilities and stockholders' equity	1,729,077	1,981,897	2,375,828	2,617,266	**3,103,241**

* Certain reclassifications of the nonconsolidated balance sheet for the year ended March 31, 2002, have been made to conform to the presentation for the year ended March 31, 2003, and thereafter.

Other Key Indicators

As of March 31 (Items marked with an asterisk (*) are for the years ended March 31.) (Millions of yen)

	2002	2003	2004	2005	2006
Number of shares outstanding (thousands of shares)	65,000	65,000	65,000	65,000	**65,000**
Insurance in force	24,252,921	25,650,022	27,070,067	28,639,488	**30,007,828**
Individual life insurance in force	23,408,050	24,689,151	26,122,855	27,680,259	**28,908,802**
New insurance sales*	3,939,732	3,542,249	3,748,640	3,731,597	**3,401,226**
New individual life insurance sales*	3,893,199	3,518,350	3,713,390	3,699,791	**3,361,271**
Annualized premiums for new policies*	—	—	—	63,851	**61,791**
Medical insurance, living benefit life insurance, etc.*	—	—	—	16,179	**14,543**
Solvency margin ratio (%)	1,493.5	1,354.2	1,453.3	1,317.1	**1,547.0**
Sales employees	4,895	4,752	4,700	4,652	**4,293**

Notes: 1. Insurance in force above is the total of individual life insurance in force, individual annuities in force and group life insurance in force. Individual annuities in force is the sum of annuity assets at the time annuity payments commence and policy reserves after annuity payments commence.
2. New insurance sales is the total of new individual life insurance sales, new individual annuities sales and new group life insurance sales. New individual annuities sales indicates the number of new annuities resources.
3. Annualized premiums are for individual life insurance and individual annuities and refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)
4. Medical protection and living benefit protection products include products with medical protection benefits (hospitalization benefit, surgical procedure benefit, etc.) and products with living benefit protection (benefits for specific illnesses, nursing care benefits, etc.).
5. The number of sales employees as of March 31, 2006, includes 3,826 Lifeplanner® sales employees.

URL: http://www.sonysonpo.co.jp/
(Japanese only)

Non-Life Insurance

Sony Assurance operates under the slogan, "Feel the Difference—a difference that will change insurance." The company seeks to provide customers with valuable products that are distinctive—offering a difference that could only come from Sony Assurance.

Sony Assurance entered the non-life insurance market in the autumn of 1999 with the business model of a "direct insurance provider." Centering on two flagship products—automobile insurance and medical and cancer insurance—Sony Assurance contacts customers directly over the telephone or via the Internet.

One advantage of being a direct insurance provider is the ability to reflect customers' opinions and needs in product and service offerings through direct communications with customers. Sony Assurance capitalizes on these merits and maximizes the quality of its products and services, offering reasonably priced premiums by taking advantage of its highly concentrated operations.

Sony Assurance operates under the slogan, "Feel the Difference—a difference that will change insurance." In every business domain, the company will continue to create valuable products that are distinctive—offering customers a difference that could only come from Sony Assurance.

History

1998	June	Sony Insurance Planning Co., Ltd., established
1999	September	Licensed by the Financial Reconstruction Commission to conduct non-life insurance business
		Corporate name changed to Sony Assurance Inc.
		Began writing automobile insurance policies via the Internet
	October	Began writing automobile insurance policies over the telephone
2002	June	Began offering medical and cancer insurance
2004	April	Sony Corporation established Sony Financial Holdings Inc., and Sony Assurance became a 100% subsidiary of Sony Financial Holdings
	October	Began offering fire insurance to mortgage loan customers of Sony Bank Inc.

Sony Assurance operates on the business model of a "direct insurance provider," communicating with customers directly over the telephone or via the Internet. Through such direct communication, Sony Assurance provides rationally priced, high-quality insurance services.



In FY2005, we aggressively marketed our mainstay automobile and medical and cancer insurance policies, taking advantage of product revisions. As a result, the number of policies increased steadily and net premiums written—which corresponds to sales in other industries—increased 19.6% year on year, to ¥45.2 billion. Partly for this reason, our expense ratio improved. As our loss ratio remained approximately the same as during the previous fiscal year, our ordinary loss improved substantially, to ¥0.7 billion. I believe we are steadily making our way toward profitability. As of March 31, 2006, our solvency margin ratio was 976.1%, indicating that we have adequate financial stability. Under generally accepted accounting principles in the United States (U.S. GAAP), which are prepared for the Sony Group, we have been operationally profitable since FY2003, and the level of profitability has increased steadily since that time.*

From a service standpoint, we revised our web site to allow our policyholders to make policy changes for automobile insurance online. We also enhanced our Internet service levels in a host of other ways, as part of efforts to raise the level of convenience to our customers. We conducted surveys of policyholders concerning our overall level of services, and worked to improve service quality in areas that were cited for improvement.

In terms of our information security management system, we became Japan's first non-life insurer to acquire both the ISMS and BS7799 certifications. We also improved the overall functionality of our internal control system, thereby strengthening our business foundation.

As the deregulation of the insurance industry continues, the competition for products and services grows increasingly stringent, but I believe the direct insurance market expands each year. Our rate of growth remains one of the highest in this industry, where we remain a leading company. In FY2006, we plan to raise our marketing efficiency even more and expand our alliances with Sony Life and Sony Bank. At the same time, we will steadily improve our service quality and enhance communications with our customers to raise Sony Assurance's brand value even more. As we work to achieve an optimal balance between higher profitability and efforts to strengthen our operating base, we aim to hold on to our well-earned position as a leader in the direct insurance industry.

Shinichi Yamamoto
President, Representative Director
Sony Assurance Inc.

* U.S. GAAP calculations are used for the preparation of the Sony Group's consolidated financial statements.

Providing a Valuable "Difference" to Customers

To ensure we provide customers with valuable "differences that could only come from Sony Assurance," the company places a high value on customer input. Sony Assurance aims to facilitate better communications with customers so it can provide services that meet their needs.

■Customer Centers



Staff at customer centers respond to inquiries from customers via telephone and e-mail, and are on hand to help with contract procedures and continue to help customers after they have signed contracts. Designed to facilitate smooth communications, customer centers are staffed by people who provide quick and easy-to-understand answers to customers' questions, ensuring that Sony Assurance provides optimal customer solutions.

■Service Centers

For automobile insurance, service center staff members are on hand 24 hours a day, 365 days a year, to respond to traffic accidents via toll-free telephone numbers. After receiving accident reports, a staff member is appointed to respond to an accident report from beginning to end from a customer perspective, communicating directly with that customer until the accident is resolved.

For medical and cancer insurance or fire insurance, a single staff member provides beginning-to-end support, carefully counseling and responding to various questions all the way through to claim payment.

■"one-on-one club" Support Desk

To enhance the automobile experience for customers, Sony Assurance's automobile insurance provides the "one-on-one club" service, which includes free roadside assistance, providing support and driving assistance in times of trouble, such as in the event of mechanical failure or an accident.

The "one-on-one club" support desk provides quick and appropriate responses to customers regarding breakdowns and accidents, providing a deep sense of security while on the road.

■Web Site (Japanese only)



Customers and Sony Assurance Communication Site
(http://from.sonysonpo.co.jp/)

By communicating directly with its customers, Sony Assurance continuously strives to provide products and services that meet their needs. In April 2006, the company created the Customers and Sony Assurance Communication Site to deliver its goal of working closely alongside its customers.

The site shows the results of customer surveys conducted following the resolution of accidents (Customer Evaluations) and customer opinions (Our Customers' Voices). The site also outlines the company's progress toward its goal of zero customer dissatisfaction (Working toward Zero Dissatisfaction) and helpful information concerning insurance (Insurance Promenade).

To hear opinions from more customers, all pages within the communication site have links to pages for posting comments. Sony Assurance staff members maintain an ongoing blog in response to customer comments and questions. In addition, a community site provides an interface for staff to comment on products and services.

"Network Style," a Convenient Internet Service

Mobile Gateway



Sony Assurance provides the Mobile Gateway web site, which automobile insurance policyholders can access via mobile phone, making it easier for them to contact Sony Assurance whenever the need arises and locate relevant information conveniently if an unforeseen incident occurs.

Internet Service Center



Internet Service Center, a web site Sony Assurance provides for automobile insurance policyholders, can be accessed from a PC or mobile phone and offers a host of services to help resolve accidents. In addition to enabling customers to report an accident and confirm the status of its resolution, customers can communicate easily with Sony Assurance staff members via dedicated online bulletin boards for each customer.

Customer Questionnaires



To offer products and services that provide even higher customer satisfaction, surveys on staff response and service content are performed throughout the year. Typically, questionnaires follow telephone estimates or accident resolutions.

Once a year, Sony Assurance performs "dissatisfaction level surveys*," which are designed to uncover areas of Sony Assurance's services that are unsatisfactory and therefore need to be improved. Sony Assurance then strives to improve these areas to enhance customer satisfaction. Sony Assurance staff periodically report the status of improvement initiatives in a bloglike format in the Working toward Zero Dissatisfaction area of the Customers and Sony Assurance Communication site.

* "Dissatisfaction level surveys" are conducted even with customers who have replied that services are satisfactory. The aim of these surveys is to seek out areas that should be improved upon and to enhance customer satisfaction by improving those areas.

Products

Owing to its focus on providing products that customers value, Sony Assurance has created a number of originals. For automobile insurance, these include the *Kurikoshi* discount system and the *Oritemo* coverage clause. On medical and cancer insurance policies, the company offers a half-price clause for policyholders from age 60. Going forward, Sony Assurance will continue developing products to provide value that could only come from Sony Assurance.

Continued High Regard for Sony Assurance Automobile Insurance

To more closely tailor its automobile insurance to individual customers, Sony Assurance takes into account each customer's driving characteristics, with risk-segmented categories such as the distance driven each year, driving purpose, model of car, number of years since first registering car ownership, driver's age and type of driver's license. Because of Sony Assurance's direct sales approach, which results in cost reductions through operational concentration and efficiency, Sony Assurance can pass savings on to its customers in the form of reasonable premiums. Sony Assurance has designed an original add-on contract called the *Oritemo* coverage clause, which indemnifies people who are out with their insured cars against such things as personal injury or damage to personal belongings—even if they are not physically inside the vehicle at the time the accident occurs. Also, as distance driven each year is one risk-segmented category, Sony Assurance offers a unique system of providing refunds for drivers whose distance driven in a year falls below the distance stipulated in their insurance policies. This *Kurikoshi* discount, which is applied to the next year's insurance premium, has proven popular with customers.

Popular Half-Price Clauses for Medical and Cancer Insurance Policyholders from Age 60

Sony Assurance's medical and cancer insurance provides sufficient protection against cancer, which is often associated with high medical care costs and extensive treatment periods. To provide such insurance with low premiums, such features as death protection or surrender payments are not prepared. Sony Assurance's medical and cancer insurance has two types of protection period. Premiums on whole-life SURE policies remain fixed for life even as a policyholder ages, whereas the 10-year renewable version has low initial premiums that rise at the time of renewal. Whole-life SURE policies also come in two types—SURE Basic, which features inexpensive premiums and selective coverage, and SURE Wide, which provides much more extensive protection. Also, Sony Assurance led the industry in introducing half-price clauses for policyholders who have reached their 60th birthday. For a slight increase in monthly premiums, this clause halves policy premiums once a policyholder reaches 60 years of age.* This option is widely popular with Sony Assurance's policyholders, approximately 70%** of whom have opted for this additional coverage.

* The half-price clause for policyholders from age 60 is a clause that can be added to SURE whole-life products.
** This ratio is among policyholders under the age of 57, which is the maximum age at which the clause can be added. Participation rates are based on data as of March 31, 2006.

Company Information

(As of July 1, 2006)

Company name:	Sony Assurance Inc.
Established:	June 10, 1998
Head office:	37-1, Kamata 5-chome, Ota-ku, Tokyo, Japan
Business:	Non-life insurance business
Common stock:	¥20,000 million
Number of shares outstanding:	400,000 shares
Share ownership:	Sony Financial Holdings Inc. 100%

Senior Management

(As of July 1, 2006)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
President, Representative Director	Shinichi Yamamoto	Director of Sony Financial Holdings Inc.
Director	Yuro Fujiyama	
Director	Kunitake Ando	Chairman and Representative Director of Sony Financial Holdings Inc., Chairman and Director of Sony Life Insurance Co., Ltd.
Director	Hiromichi Fujikata	Executive Vice President and Representative Director of Sony Financial Holdings Inc., Director of Sony Life Insurance Co., Ltd.
Director	Akinori Takahashi	General Manager, Business Development Department of Sony Financial Holdings Inc.
Standing Statutory Auditor	Masahiro Kodama	Statutory Auditor of Sony Financial Holdings Inc.
Statutory Auditor	Hiroshi Sano	Standing Statutory Auditor of Sony Financial Holdings Inc., Statutory Auditor of Sony Life Insurance Co., Ltd.
Statutory Auditor	Yoshiki Matsuyama	Deputy General Manager, Accounting Department of Sony Corporation

Organizational Chart

(As of July 1, 2006)



Shareholders' Meeting
Board of Directors
Board of Auditors
Executive Management Board
Chief Actuary
Customer Center
Sapporo Customer Center
Customer Service Office
Claims Service Department
Claims Service Center
Medical & Fire Service Center
Physical Damage Service Center
Hokkaido Service Center
Tohoku Service Center
Shutoken Service Center 1
Shutoken Service Center 2
Shutoken Service Center 3
Shutoken Service Center 4
Chubu Service Center 1
Chubu Service Center 2
Kansai Service Center 1
Kansai Service Center 2
Kansai Service Center 3
Chugoku & Shikoku Service Center
Kyushu Service Center
Direct Marketing Department
Tie-up Marketing Department
Web Site Planning Department
Compliance & Risk Control Department
Product Planning Department
Corporate Planning & Control Department
Corporate Communication Department
Accounting Department
Finance Department
Information System Planning Department
Personnel & General Affairs Department
Internal Audit Department
Environmental Management Office

Nonconsolidated Statements of Income

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Ordinary revenues	16,488	24,299	31,066	38,159	**45,703**
Underwriting income	16,372	24,064	30,793	37,862	**45,298**
Net premiums written	16,371	24,062	30,785	37,849	**45,278**
Investment income	114	186	212	275	**349**
Interest and dividends	114	186	215	274	**298**
Other ordinary income	1	48	60	21	**55**
Ordinary expenses	20,586	28,485	33,007	40,966	**46,467**
Underwriting expenses	12,910	17,361	21,097	28,606	**33,477**
Net losses paid	5,945	9,734	13,101	17,463	**21,124**
Loss adjustment expenses	975	1,503	2,022	2,191	**2,535**
Net commissions and brokerage fees	168	408	625	784	**780**
Provision for reserve for outstanding losses	1,646	2,127	881	1,967	**2,345**
Provision for underwriting reserve	4,175	3,587	4,463	6,198	**6,691**
Investment expenses	0	11	31	21	**8**
Operating, general and administrative expenses	9,513	11,111	11,854	12,338	**12,966**
Other ordinary expenses	1,133	1	24	0	**15**
Deferred charges under Article 113 of the Insurance Business Law	(2,971)	—	—	—	**—**
Ordinary loss	4,097	4,185	1,941	2,806	**764**
Extraordinary gains (losses), net	(4)	(7,924)	4	(1)	**(35)**
Loss before income taxes	4,102	12,110	1,937	2,807	**799**
Income taxes	11	(723)	(606)	(826)	**(358)**
Net loss	4,114	11,386	1,330	1,981	**441**

Nonconsolidated Balance Sheets

As of March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Assets:					
Cash and deposits	1,845	2,430	4,512	4,036	**1,470**
Securities	18,009	17,346	27,747	32,932	**44,067**
Other assets	11,771	5,358	6,584	8,020	**8,381**
Deferred tax assets	—	738	1,277	1,696	**2,184**
Total assets	31,626	25,873	40,121	46,685	**56,103**
Liabilities:					
Policy reserves	11,524	17,239	22,583	30,750	**39,786**
Reserves for outstanding losses	2,679	4,806	5,688	7,655	**10,001**
Underwriting reserves	8,845	12,432	16,895	23,094	**29,785**
Other liabilities	3,344	3,260	3,475	3,847	**4,606**
Total liabilities	14,868	20,500	26,059	34,598	**44,393**
Stockholders' equity:					
Common stock	15,000	15,000	20,000	20,000	**20,000**
Capital surplus	15,000	15,000	20,000	20,000	**20,000**
Retained earnings	(13,236)	(24,623)	(25,953)	(27,934)	**(28,376)**
Net unrealized gains (losses) on other securities, net of taxes	(5)	(3)	15	21	**86**
Total stockholders' equity	16,758	5,372	14,061	12,086	**11,709**
Total liabilities and stockholders' equity	31,626	25,873	40,121	46,685	**56,103**

* Certain reclassifications of the nonconsolidated balance sheet for the year ended March 31, 2002, have been made to conform to the presentation for the year ended March 31, 2003, and thereafter.

Nonconsolidated Statements of Cash Flows

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Net cash provided by (used in) operating activities	(1,228)	75	2,733	5,081	8,784
Net cash provided by (used in) investing activities	(8,377)	210	(10,350)	(5,557)	(11,350)
Net cash provided by financing activities	10,000	—	10,000	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	393	285	2,382	(475)	(2,565)
Cash and cash equivalents at beginning of year	3,507	3,901	4,186	6,569	6,094
Cash and cash equivalents at end of year	3,901	4,186	6,569	6,094	3,528

Other Key Indicators

As of March 31

	2002	2003	2004	2005	2006
Number of shares outstanding (thousands of shares)	300	300	400	400	400
Solvency margin ratio (%)	1,647.2	734.1	1,383.5	1,095.2	976.1

URL http://sonybank.net/
(Japanese only)

With a corporate philosophy of "Be fair," Sony Bank provides individual customers with highly convenient financial products and services—focused on asset management—over the Internet.

In June 2001, Sony Bank commenced operations as an Internet bank, with the concept of providing asset management tools to meet the needs of independent individuals. Since that time, the company has aggressively and flexibly worked to provide new products and services. In the five years since its start of operations, Sony Bank's product and service offerings have expanded substantially, now including yen deposits, foreign currency deposits, investment trusts, mortgage loans, personal loans extended through ATM cards, special purpose loans, MONEYKit GLOBAL* (cash card service settled in U.S. dollars), annuities and insurance, securities intermediary services and credit card settlements as well as mobile banking, which was launched in June 2006.

Sony Bank endeavors to set interest rates and prices to match market fluctuations and provide ample information to enable customers to make their own judgments. By maximizing its use of information technology and taking advantage of the characteristics of the Internet, Sony Bank aims to provide highly convenient financial products and services more inexpensively than ever before to an expanding customer base.

History

2001	April	Sony Bank Inc. established
		Obtained banking business operating license from the prime minister of Japan
	June	Commenced operations and opened the MONEYKit service site
		Products comprised ordinary yen deposits, yen time deposits, investment trusts and personal loans extended through ATM cards
	September	Began handling foreign currency deposits
2002	March	Began offering mortgage loans
	June	Began offering special purpose loans
2004	April	Sony Corporation established Sony Financial Holdings Inc., and Sony Bank became a subsidiary of Sony Financial Holdings
2005	December	Commenced securities intermediary service
		Began handling credit card settlements
2006	June	Started mobile banking services

Rating

As of July 1, 2006

Standard & Poor's (S&P)	Long-term credit rating	A–
	Short-term credit rating	A-2

Based on its five-year track record and the trust of customers, Sony Bank continues to take on the challenge of delivering new products and services.



As the Japanese economy entered a recovery phase, in March 2006 the Bank of Japan ended its policy of quantitative monetary easing. Banks largely had shaken free of non-performing loans and appeared set for a return to normalcy. These changes in the operating environment, coupled with the increasing pervasiveness of the Internet as a banking channel, caused bricks-and-mortar banks to strengthen their Internet offerings. These waves of activity rippled outward as other companies entered the Internet banking industry. Sony Bank, as it has done since its establishment in 2001, continued to clearly express its focus on asset management for individuals—an approach that has won trust from its customers.

In FY2005, Sony Bank achieved profitable operations for the first time on a fiscal year basis, recording ordinary income of ¥2.2 billion. Deposited assets totaled ¥675.1 billion, in which investment trusts amounted to ¥75.1 billion as of March 31, 2006. In terms of fund use, loans totaled ¥239.4 billion, the majority of which were mortgage loans that offer a high degree of freedom for early repayment. This factor, combined with competitive rates of interest, prompted a year-on-year increase of ¥111.5 billion in the bank's balance of mortgage loans. In this sense, FY2005 truly can be considered the year that Sony Bank's aim of meeting the asset management and funding needs of individuals took form. I believe that the bank's business performance during the term was attributable to customers' acceptance of Sony Bank's introduction of new products and services and its feature of setting rates that are close to market rates.

In FY2005, Sony Bank added Swiss francs and Hong Kong dollars to its lineup of foreign currency deposits and for yen time deposits the bank extended the maximum handling period to 10 years. We also added five new investment trusts during the year, bringing the lineup to a total of 45 funds as of March 31, 2006. To enter the equities investing arena, which is a crucial area of asset management for customers, we began offering a securities intermediary service in an alliance with Monex, Inc., in December 2005.

Internet banking is expected to grow increasingly competitive. However, with a five-year track record, and having earned a degree of trust with customers, Sony Bank aims to be one of the first entities that comes to mind when customers think of Internet banks. Also, by constantly taking on the challenge of adding new products and services, we want to contribute to raising the overall level of financial services for individuals. In FY2006, following Sony Bank's addition of mobile phone handsets as a new transaction channel, the bank also plans to upgrade its settlement services to more easy-to-use operations. I believe this settlement service could be made available to other companies in the Sony Financial Holdings Group, boosting their levels of customer convenience as well.

Shigeru Ishii
President, Representative Director
Sony Bank Inc.

Sony Bank Account Features

Access to the Internet service site for transactions essentially 24 hours a day, 365 days a year

Sony Bank provides an Internet service site that enables customers to make banking transactions.

Internet Banking Site (http://moneykit.net/, Japanese only)

Sony Bank offers three distinct interfaces—MONEYKit®, MONEYKit®-PostPet™ and MONEYKit-ACTIVE®—which customers can choose from depending on their purposes or preferences.

Before log-in



As well as providing a log-in gateway to the service site, this screen provides an overview of Sony Bank's product offerings.

"MONEYKit" and "MONEYKit ACTIVE" are registered trademarks of Sony Bank Inc.

"PostPet" is a registered trademark of Sony Communication Network Corporation.

After log-in

Customers can move freely among the three available interfaces at any time after log-in.


MONEYKit

This "money toolbox" interface assists customers as they consider, research and carry out transactions.


MONEYKit
PostPet

The main tool of this interface is the piggybank-type *Hoshii Mono Chokinbako*. Users create separate savings accounts for different purposes, then select a PostPet™ for each to encourage them along on the way.


MONEYKit
ACTIVE

This "action toolbox" interface supports customers' "Self-Activity" for property formation.

Mobile Banking Site (http://mb.moneykit.net/, Japanese only)



This service, designed to be highly convenient, is based on the concept of "The bank that you carry with you." Updated in line with foreign exchange market fluctuations, customers may use the mobile banking service with current foreign exchange rates for foreign currency deposits. Several functions to enhance the convenience and security of cash cards are also available.

Cash Deposits and Withdrawals at Affiliated ATMs

Customers can withdraw and deposit cash or transfer funds through ATMs operated by organizations affiliated with Sony Bank.

- All ATMs operated by Sumitomo Mitsui Banking Corporation
- "@BANK" ATMs at the am/pm convenience store chain (except those in the Kyushu area)
- ATMs operated by the Bank of Tokyo-Mitsubishi UFJ, Ltd. (except some ATMs located in hospitals and schools)
- Nationwide ATMs operated by Japan Post

Telephone Banking

A telephone banking service (automatic voice instructions) allows customers to conduct a number of transactions such as checking balances, making transfers and applying to open yen time deposits, essentially 24 hours a day, 365 days a year.

Customer Center

Customer center staff with specialized knowledge communicate with customers via telephone and e-mail, answering questions and advising on customer products and services.

Product and Service Offerings

Products

- Yen deposits (ordinary yen deposits, yen time deposits, thrift saving deposits)
- Foreign currency deposits (ordinary foreign currency deposits, foreign currency time deposits, foreign currency time deposits with special agreements)
- MONEYKit GLOBAL®
- Investment trusts
- Personal loans extended through ATM cards
- Special-purpose loans
- Mortgage loans
- Annuities and insurance
- Securities intermediation
- Credit cards

Services

- Advice engine®
- RiskGrade®



"MONEYKit GLOBAL" and "Advice engine" are registered trademarks of Sony Bank Inc.

"RiskGrade" is a registered trademark of Risk Metrics Group, Inc.

Sony Bank provides individual customers with products and services that take advantage of characteristics of the Internet. Foreign currency deposits available in eight currencies—U.S. dollar, euro, pound sterling, Australian dollar, New Zealand dollar, Canadian dollar, Hong Kong dollar and Swiss franc—allow transactions essentially 24 hours a day, 365 days a year, and use interest rates and foreign exchange rates that are closely linked with markets. Sony Bank's mortgage loans allow customers to go through the entire process, from application through to contract, without ever setting foot in a bank branch, as well as change the type of interest and make early payments over the Internet. As of July 1, 2006, Sony Bank offered 48 different investment trusts through 17 companies. In December 2005, Sony Bank commenced securities intermediary services. The bank has also begun offering credit card settlements that can be processed online, without paper, and is expanding its settlement services in other ways.



Foreign exchange chart assists with foreign currency investments.

MONEYKit GLOBAL® is a cash card service that is settled in U.S. dollars. The service allows local currency cash withdrawals from overseas affiliated ATMs and debit settlements.

Security Measures

Sony Bank is working to raise its level of security so that customers can conduct transactions without cause for concern.

- Prior PC registration
- Software keyboard provision
- Multiple password combinations
- Setting of daily transfer limits, etc.

Sony Bank

Company Information

(As of July 1, 2006)

Company name:	Sony Bank Inc.
Established:	April 2, 2001
Head office:	9-11, Akasaka 2-chome, Minato-ku, Tokyo, Japan
Business:	Banking business
Common stock:	¥25,000 million
Number of shares outstanding:	500,000 shares
Share ownership:	Sony Financial Holdings Inc. 88%
	Sumitomo Mitsui Banking Corporation 12%

Senior Management

(As of July 1, 2006)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
President, Representative Director	Shigeru Ishii	Director of Sony Financial Holdings Inc.
Director	Hidehiko Nakamura	
Director	Masahiko Tokuyama	
Director	Teruhisa Tokunaka	President and Representative Director of Sony Financial Holdings Inc.
Director	Hiroki Totoki	Executive Vice President and Director of Sony Communication Network Corporation
Director	Manabu Idei	General Manager, Corporate Planning Department of Sony Financial Holdings Inc.
Director	Kazuya Johno	Director and General Manager, Tokyo Corporate Banking Department II of Sumitomo Mitsui Banking Corporation
Director	Tohru Nakajima	Partner, Nagashima Ohno & Tsunematsu
Standing Statutory Auditor	Hiroshi Ueda	Statutory Auditor of Sony Financial Holdings Inc.
Statutory Auditor	Fumio Kado	Deputy General Manager, Accounting Department of Sony Corporation
Statutory Auditor	Junichi Yoshikawa	Corporate Control Department of Sony Financial Holdings Inc.

Organizational Chart

(As of July 1, 2006)


Shareholders' Meeting
Board of Statutory Auditors
Board of Directors
Internal Audit Department
President and Representative Director
Executive Committee
Corporate Planning & Administration Department
Planning & Administration Group
Accounting Department
Financial Accounting Group
General Accounting Group
Compliance Department
Credit Control Department
Planning & Administration Group
Public Relations Department
Public Relations Group
Human Resources & General Affairs Department
Human Resources Group
General Affairs Group
Sales Planning Department
Product Planning Department
Securities Business Department
Contents Design Department
Business Development Department
Customer Office
Customer Center
Loan Business Department
Adviser Group
Control & Administration Department
Operations Planning Group
Market Operations Group
Investment Trust Operations Group
Business Operation Center
Loan Operations Group
Risk Management Group
Treasury & Investment Department
Trading Department
System Department
Planning & Administration Group
System Development Group

Nonconsolidated Statements of Income

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Ordinary revenues	1,043	4,012	7,406	11,353	17,225
Interest income	748	2,477	4,520	6,563	9,472
Interest on loans	17	185	990	1,560	2,721
Interest and dividends on securities	675	1,973	3,237	4,416	6,414
Fees and commissions	111	321	524	817	1,686
Other operating income	181	1,121	2,357	3,946	6,039
Income from foreign exchange transactions	139	320	1,439	3,212	4,449
Gains on sale of bonds and others	38	793	324	732	231
Other income	2	92	4	25	26
Ordinary expenses	5,176	8,479	9,608	13,013	14,997
Interest expenses	171	637	1,136	2,855	4,672
Interest on deposits	168	633	1,001	2,559	4,365
Fees and commissions	90	298	521	677	1,215
Other operating expenses	1,116	2,105	1,988	2,452	1,890
Losses on sale of bonds and others	811	1,724	1,942	1,882	1,528
General and administrative expenses	3,752	5,370	5,823	6,905	7,091
Other expenses	43	67	139	123	127
Ordinary profit (loss)	(4,132)	(4,466)	(2,202)	(1,659)	2,228
Extraordinary gains (losses), net	—	—	—	—	—
Income (loss) before income taxes	(4,132)	(4,466)	(2,202)	(1,659)	2,228
Income taxes	3	3	3	3	(1,030)
Net income (loss)	(4,136)	(4,470)	(2,206)	(1,663)	3,258

Nonconsolidated Balance Sheets

As of March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Assets:					
Cash and due from banks	18,446	8,270	14,139	19,773	26,186
Call loans and bills bought	9,165	31,340	40,966	127,696	20,174
Securities	111,963	211,573	333,421	321,600	449,549
Loans	634	22,464	63,023	126,385	239,467
Other assets	14,664	46,764	37,881	23,003	18,356
Deferred tax assets	—	—	—	—	1,033
Total assets	154,875	320,414	489,432	618,459	754,768
Liabilities:					
Deposits	106,472	248,721	378,850	546,717	599,952
Call money and bills sold	10,000	34,700	65,000	24,600	110,700
Other liabilities	5,204	7,567	18,179	11,620	9,400
Deferred tax liabilities	—	224	291	202	—
Total liabilities	121,676	291,213	462,321	583,140	720,052
Stockholders' equity:					
Common stock	18,750	18,750	18,750	23,750	25,000
Capital surplus	18,750	18,750	18,750	13,750	15,000
Retained earnings	(4,136)	(8,607)	(10,813)	(2,477)	781
Net unrealized gains (losses) on other securities, net of taxes	(165)	308	424	295	(6,065)
Total stockholders' equity	33,198	29,201	27,111	35,318	34,715
Total liabilities and stockholders' equity	154,875	320,414	489,432	618,459	754,768

* Certain reclassifications of the nonconsolidated balance sheet for the year ended March 31, 2002, have been made to conform to the presentation for the year ended March 31, 2003, and thereafter.

Nonconsolidated Statements of Cash Flows

For the years ended March 31 (Millions of yen)

	2002	2003	2004	2005	2006
Net cash provided by (used in) operating activities	99,991	116,134	116,319	(23,493)	135,772
Net cash provided by (used in) investing activities	(119,044)	(126,309)	(110,450)	19,127	(141,859)
Net cash provided by financing activities	—	—	—	10,000	2,500
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	(19,053)	(10,175)	5,868	5,633	(3,586)
Cash and cash equivalents at beginning of year	37,500	18,446	8,270	14,139	19,773
Cash and cash equivalents at end of year	18,446	8,270	14,139	19,773	16,186

Other Key Indicators

As of March 31 (Items marked with an asterisk (*) are for the years ended March 31.)

	2002	2003	2004	2005	2006
Number of shares outstanding (thousands of shares)	375	375	375	475	500
Net operating profits* (millions of yen)	(4,092)	(4,514)	(2,107)	(1,562)	2,245
Capital adequacy ratio (domestic criteria) (%)	36.62	18.95	10.29	11.97	9.24

* Net operating profits are calculated by subtracting provision for possible loan losses and general and administrative expenses from gross operating profit.

Consolidated Balance Sheets

As of March 31 (Millions of yen)

	2005	2006
Assets:		
Cash and due from banks	75,811	61,304
Call loans and bills bought	303,796	76,074
Commercial paper and other debt purchased	1,998	2,000
Monetary trusts	515,229	658,351
Securities	2,058,456	2,625,081
Loans	206,305	326,392
Property and equipment	51,668	76,588
Due from agencies	5	0
Due from reinsurers	252	419
Foreign exchanges	4,659	5,748
Other assets	62,562	82,046
Deferred tax assets	1,710	3,247
Reserve for possible loan losses	(187)	(205)
Total assets	3,282,269	3,917,048
Liabilities:		
Policy reserve and others:	2,444,293	2,799,129
Reserve for outstanding claims	25,363	28,418
Policy reserve	2,418,194	2,769,126
Reserve for policyholders' dividends	735	1,584
Due to agencies	1,155	1,415
Due to reinsurers	781	990
Deposits	546,717	599,952
Call money and bills sold	24,600	110,700
Foreign exchanges	13	5
Other liabilities	45,543	67,190
Reserve for employees' bonuses	1,495	1,735
Reserve for employees' retirement benefits	10,492	11,003
Reserve for directors' retirement benefits	77	202
Reserve for price fluctuations	12,672	20,124
Deferred tax liabilities	6,029	36,685
Deferred tax liabilities on land revaluation	—	706
Total liabilities	3,093,875	3,649,842
Minority interests:		
Minority interests	5,576	4,165
Stockholders' equity:		
Common stock:	5,500	5,500
Authorized—5,000,000 shares		
Issued —2,100,000 shares		
Capital surplus	180,877	180,877
Retained earnings	(59,232)	(47,694)
Land revaluation	(768)	(1,475)
Net unrealized gains on other securities, net of taxes	56,817	125,720
Foreign currency translation adjustments	(374)	113
Total stockholders' equity	182,817	263,040
Total liabilities, minority interests and stockholders' equity	3,282,269	3,917,048

See notes to the consolidated financial statements.

Consolidated Statements of Income

For the years ended March 31 (Millions of yen)

	2005	2006
Ordinary revenues	653,259	758,711
Ordinary revenues from the life insurance business:	603,775	695,876
Income from insurance premiums	551,447	580,171
Investment income	50,254	108,613
Other ordinary income	2,072	7,091
Ordinary revenues from the non-life insurance business:	38,149	45,680
Underwriting income	37,862	45,298
Investment income	275	349
Other ordinary income	10	32
Ordinary revenues from the banking business:	11,335	17,154
Interest income	6,563	9,472
Fees and commissions	799	1,635
Other operating income	3,946	6,039
Other ordinary income	25	7
Ordinary expenses	640,990	733,333
Ordinary expenses from the life insurance business:	587,052	672,162
Insurance claims and other payments	194,141	231,885
Provision for policy reserve and others	299,508	344,939
Investment expenses	5,115	4,610
Operating expenses	79,682	81,982
Other ordinary expenses	8,603	8,744
Ordinary expenses from the non-life insurance business:	40,666	46,098
Underwriting expenses	28,546	33,170
Investment expenses	21	8
Operating, general and administrative expenses	12,097	12,903
Other ordinary expenses	0	15
Ordinary expenses from the banking business:	13,272	15,072
Interest expenses	2,855	4,672
Fees and commissions	479	771
Other operating expenses	2,452	1,890
General and administrative expenses	6,902	7,088
Other ordinary expenses	582	650
Ordinary profit	12,269	25,377
Extraordinary gains	0	—
Extraordinary losses	516	7,555
Provision for reserve for policyholders' dividends	519	1,491
Income before income taxes	11,233	16,330
Income taxes:		
Current	13,570	17,236
Deferred	(8,428)	(12,871)
Minority interests	284	(427)
Net income	6,375	11,537

See notes to the consolidated financial statements.

Consolidated Statements of Surplus

For the years ended March 31 (Millions of yen)

	2005	2006
Capital surplus:		
Balance at beginning of year	—	180,877
Additions:	180,877	—
Issuance of stocks	5,000	—
Establishment of SFH	175,877	—
Balance at end of year	180,877	180,877
Retained earnings:		
Balance at beginning of year	—	(59,232)
Additions:	24,051	11,537
Net income	6,375	11,537
Adjustment of retained earnings for newly consolidated subsidiaries	17,675	—
Deductions:	83,283	—
Cash dividends paid	6,500	—
Adjustment of retained earnings for newly consolidated subsidiaries	76,783	—
Balance at end of year	(59,232)	(47,694)

See notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended March 31 (Millions of yen)

		2005	2006
I	**Cash flows from operating activities:**		
	Income before income taxes	11,233	16,330
	Depreciation and amortization	3,339	3,524
	Impairment losses	—	5
	Increase in policy reserve and others	307,989	355,467
	Interest and dividends	(32,593)	(36,549)
	Interest expenses	2,988	4,681
	Net increase in loans	(63,361)	(113,082)
	Net increase in deposits	168,060	53,417
	Net (increase) decrease in call loans and bills bought	(86,729)	107,522
	Net increase (decrease) in call money and bills sold	(40,400)	86,100
	Others, net	(20,051)	(72,511)
	Subtotal	250,474	404,905
	Interest and dividends received	41,612	41,374
	Interest paid	(2,413)	(4,535)
	Policyholders' dividends paid	(568)	(644)
	Income taxes paid	(14,954)	(15,688)
	Net cash provided by operating activities	274,150	425,411
II	**Cash flows from investing activities:**		
	Investments in monetary trusts, net	(94,487)	(116,304)
	Purchases of securities	(1,083,349)	(1,184,665)
	Proceeds from sale and redemption of securities	906,646	767,116
	Investments in loans	(37,146)	(39,996)
	Collections of loans	28,653	32,723
	Purchases of property and equipment	(5,358)	(25,845)
	Proceeds from sale of property and equipment	1	—
	Purchase of securities of a consolidated subsidiary	—	(1,571)
	Others, net	(1,151)	(1,652)
	Net cash used in investing activities	(286,192)	(570,196)
III	**Cash flows from financing activities:**		
	Proceeds from borrowings	15	—
	Repayments of borrowings	(15)	—
	Proceeds from issuance of stocks	10,000	—
	Cash dividends paid	(6,500)	—
	Net cash provided by financing activities	3,500	—
IV	**Effect of exchange rate changes on cash and cash equivalents**	(2)	79
V	**Net decrease in cash and cash equivalents**	(8,544)	(144,706)
VI	**Cash and cash equivalents at beginning of year**	262,513	253,969
VII	**Cash and cash equivalents at end of year**	253,969	109,263

Notes: 1. The reconciliation of "Cash and cash equivalents" in the consolidated statements of cash flows to "Cash and due from banks" in the consolidated balance sheets is as follows:

	March 31, 2005	March 31, 2006
Cash and due from banks	¥ 75,811 million	¥ 61,304 million
Call loans of domestic life insurance subsidiary	¥176,100 million	¥ 55,900 million
Securities of non-life insurance subsidiary	¥ 32,932 million	¥ 44,067 million
Securities other than cash equivalents of non-life insurance subsidiary	¥ (30,874) million	¥ (42,009) million
Negotiable certificates of deposit of banking subsidiary	¥ — million	¥ (10,000) million
Cash and cash equivalents	¥253,969 million	¥109,263 million

2. Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2006

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the former Commercial Code of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan (Japanese GAAP), which are different in certain respects as compared to the application and disclosure requirements of generally accepted accounting principles and practices in the United States (U.S. GAAP). The Company's overseas subsidiary maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Companies") which were filed with the Financial Services Agency as required by the Insurance Business Law and the Banking Law. For the convenience of readers, the preparation is modified in certain respects from the original Japanese disclosed financial information.

2. Principles of Consolidation

(1) Scope of consolidation

Number of consolidated subsidiaries:	4
Consolidated subsidiaries:	Sony Life Insurance Co., Ltd. Sony Life Insurance (Philippines) Corporation Sony Assurance Inc. Sony Bank Inc.

(2) Application of the equity method
Not applicable

(3) Fiscal year of consolidated subsidiaries
The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year-end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements. All other subsidiaries prepare their respective financial statements with a fiscal year-end of March 31, the same as the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries
A portion of the assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

(5) Amortization of goodwill
Goodwill is charged to income directly when incurred.

(6) Appropriation of retained earnings
The consolidated statement of surplus is based on the appropriation of retained earnings approved at the shareholders' meeting during the consolidated fiscal year.

3. Summary of Significant Accounting Policies

(1) Securities
Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner: Securities held for trading purposes ("trading securities") are stated at fair value. The cost of securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities with fair value are stated at fair value at fiscal year-end, and cost of securities sold is determined by the moving-average method. Other securities designated as available-for-sale securities with no available fair value are stated at amortized cost (straight-line method) or at acquisition cost using the moving-average method. Net unrealized gains and losses on other securities above are reported, net of applicable income taxes, as a separate component of stockholders' equity.

(2) Derivative financial instruments
Derivative financial instruments are stated at fair value.

(3) Property and equipment
Primarily, depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment.

(4) Software for internal use
Capitalized software for internal use is amortized using the straight-line method over its estimated useful life of five years.

(5) Deferred charges
Stock issuance costs are fully charged to income when incurred.

(6) Reserve for possible loan losses
The reserve for possible loan losses is established in accordance with each company's Self-Assessment Guidelines and Write-offs and Reserve Guidelines. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and by other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over a certain period. Each loan is subject to asset assessment by the operational departments in accordance with each company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal audit departments, which are independent from the operational departments, before the reserve amount is finally determined.

(7) Reserve for employees' bonuses
The reserve for employees' bonuses is provided for the payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the current fiscal year.

(8) Reserve for employees' retirement benefits
The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation at the fiscal year-end.

(9) Reserve for directors' retirement benefits
The reserve for directors' and statutory auditors' retirement benefits is provided based on internal regulations and calculated as the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year-end.

(10) Reserve for price fluctuations
Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(11) Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at the fiscal year-end.

(12) Lease transactions
Finance leases that have not been deemed to transfer ownership of the leased property to the lessees are accounted for as operating lease transactions.

(13) Hedge accounting
As for the hedge accounting method applied to hedging transactions for interest rate risk generated by financial assets and liabilities, the banking subsidiary applies deferred hedge accounting or fair value hedge accounting. Interest rate swaps are used as hedging instruments to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items via their grouping according to their maturity, in accordance with the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds, which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(14) Accounting for consumption taxes
The consumption taxes received or paid by the Company and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of the non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment, which is not deductible from the consumption taxes received, are deferred as "other assets" and amortized over a five-year period on a straight-line basis, while other non-deductible consumption taxes are charged as expenses in the period in which the consumption taxes are paid.

(15) Policy reserve
Pursuant to Article 116 of the Insurance Business Law, the domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts, and the policy reserve is calculated in the following manner.
a. Policies subject to the standard policy reserve apply the method stipulated by the Financial Services Agency (Ministry of Finance Directive 48, 1996).
b. Policies not subject to the standard policy reserve apply the net level premium method.

(16) Application of consolidated tax provision
The consolidated tax provision, under which Sony Corporation is the parent company, is applied to the Company and its domestic subsidiaries wholly owned by Sony Corporation.

4. The balance of loans included the following "Risk-monitored loans" stipulated in the Banking Law:

Bankrupt loans:	¥ — million
Non-accrual delinquent loans:	¥115 million
Past due loans (three months or more):	¥ — million
Restructured loans:	¥166 million

"Non-accrual delinquent loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties. "Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (three months or more)."

5. The domestic life insurance subsidiary revalued its land for operating purposes, as permitted by the Land Revaluation Law (Law No. 34, enacted March 31, 1998—the "Law"). Regarding valuation differences, in the event of revaluation losses the tax effect of the revaluation is accounted for in full in the valuation reserve. In the event of revaluation gains, the tax effect of the revaluation is recorded in "deferred tax liabilities on land revaluation." After excluding these amounts, the net revaluation difference is reported as "land revaluation" in stockholders' equity. The date of the revaluation was March 31, 2002, and the revaluation method stipulated by Article 3-3 of the Law was based on the land appraisal in conformity with Article 2-5 of the Law Enforcement Order related to the Law (Government Ordinance No. 119, effective from March 31, 1998).

6. Accumulated depreciation of property and equipment: ¥5,747 million.

7. The balance sheet included ¥280,682 million of assets and liabilities in equal amounts related to separate accounts, as stipulated in Article 118 of the Insurance Business Law.

8. Net assets per share: ¥125,257.54

9. Net income per share: ¥5,494.28
The basis for this calculation is net income of ¥11,537 million, of which the entire portion is applicable to common shares. The weighted-average number of shares outstanding was 2,100 thousand.

10. The Company and its subsidiaries have office and computer equipment taken on lease contracts that are not included in property and equipment stated in the consolidated balance sheets.

11. The movement of the reserve for policyholders' dividends at the domestic life insurance subsidiary for the fiscal year is as follows:

Balance at beginning of year:	¥ 735 million
Policyholders' dividends during the year:	¥ 644 million
Increase in interest:	¥ 1 million
Provision for reserve for policyholders' dividends:	¥1,491 million
Balance at end of year:	¥1,584 million

12. The assets pledged as collateral consisted of the following:
Assets pledged as collateral:
Securities: ¥119,598 million
Liabilities corresponding to the assets above:
Call money and bills sold: ¥110,700 million
In addition to the assets above, securities of ¥35,525 million were pledged as collateral for domestic exchange settlements, derivatives transactions and initial margins for future markets and others.

13. The fair value information on securities as of March 31, 2006, is as follows. In addition to "Securities" in the consolidated balance sheets, other debt purchased in "Commercial paper and other debt purchased" and negotiable certificates of deposit in "Cash and due from banks" are included in the amounts of the following table.

Trading securities (Millions of yen)

Consolidated balance sheet amount	Valuation gains/losses charged to income
270,653	39,050

Held-to-maturity securities with fair value (Millions of yen)

	Consolidated balance sheet amount	Fair value	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Bonds	31,775	31,662	(112)	102	215
Japanese government and municipal bonds	27,760	27,655	(105)	96	201
Japanese corporate bonds	4,014	4,007	(7)	6	13
Others	1,414	1,437	23	29	6
Total	33,189	33,099	(89)	132	221

Other securities with fair value (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Bonds	1,720,856	1,746,659	25,802	46,791	20,988
Japanese government and municipal bonds	1,252,313	1,233,945	(18,368)	962	19,330
Japanese corporate bonds	468,543	512,714	44,170	45,828	1,657
Stocks	126,937	250,713	123,776	124,106	330
Others	311,569	321,099	9,529	11,862	2,332
Total	2,159,364	2,318,472	159,108	182,760	23,651

Other securities sold in the year ended March 31, 2006:
(Millions of yen)

Sales amount	Gains on sales	Losses on sales
297,408	6,885	936

Other securities with no available fair value:
(Millions of yen)

	Consolidated balance sheet amount
Stocks	5
Others	16,760
Total	16,765

The future redemption schedule of other securities with maturities and held-to-maturity securities is as follows:
(Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	234,896	620,310	805,651	117,575
Japanese government and municipal bonds	103,511	366,467	703,473	88,254
Japanese corporate bonds	131,385	253,843	102,178	29,321
Others	63,613	209,966	21,320	3,485
Total	298,510	830,277	826,972	121,061

14. The fair value information on monetary trusts as of March 31, 2006, is as follows:

Monetary trusts for trading purposes (Millions of yen)

Consolidated balance sheet amount	Valuation gains/losses charged to income
126,857	3,907

Other monetary trusts (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Other monetary trusts	495,901	531,493	35,591	40,703	5,111

Note: Jointly invested monetary trusts of ¥50 million are included in the above table.

15. All figures in the consolidated financial statements and notes are stated in millions of yen by discarding fractional amounts of less than ¥1 million.

Consolidated Capital Adequacy Ratio (Domestic Criteria)

The consolidated capital adequacy ratio is subject to the capital adequacy guidelines issued by the Financial Services Agency in Japan, which closely follow the risk-adjusted approach proposed by the Bank for International Settlements (BIS).

The following table presents the consolidated capital adequacy ratios of Sony Financial Holdings Inc. under the guidelines.

As of March 31 (Millions of yen)

			2005	2006
Tier I capital (Core capital)	[A]		181,326	183,582
		Common stock	5,500	5,500
		Capital surplus	180,877	180,877
		Retained earnings	(10,462)	(1,619)
		Minority interests	5,576	4,165
		Unrealized losses on other securities	164	5,340
Tier II capital (Supplementary capital)	[B]		44	128
		General reserve for possible loan losses	44	128
Deductions	[C]		145,881	145,881
Total capital	[A + B − C] [D]		35,489	37,829
Risk-adjusted assets	[E]		291,684	378,798
		On-balance item	291,194	378,543
		Off-balance item	490	254
Consolidated capital adequacy ratio	[D / E]		12.17%	9.99%

Note: Pursuant to "Defining the Standards on the Consolidated Capital Adequacy Ratio under the Provision of Article 52-25 of the Banking Law (Ministry of Finance Directive 62, 1998)", insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.

Risk-Monitored Loans

As of March 31 (Millions of yen)

	2005	2006
Bankrupt loans	—	—
Non-accrual delinquent loans	0	115
Past due loans (three months or more)	—	—
Restructured loans	—	166
Total	0	281

Sony Financial Holdings Inc.

Headquarters: 1-1, Minami Aoyama 1-chome
Tel: +81-3-5785-1070
http://www.sonyfh.co.jp/english/

Published in July 2006 by the Corporate Planning Department

Sony Financial Holdings

Sony Financial Holdings Group

Sony Life Sony Assurance Sony Bank

R100

PRINTED WITH SOY INK

Exhibit A-4

Sony Financial Holdings

RECEIVED

2007 OCT -2 A 8:28

May 30, 2006

Sony Financial Holdings Inc.

Consolidated Financial Results for the Fiscal Year ended March 31, 2006 (Prepared in Accordance with Japanese GAAP)

Tokyo, May 30, 2006 -- Sony Financial Holdings Inc. ("SFH") today announced its consolidated financial results for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006). SFH maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the former Commercial Code of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). Despite the information set forth herein, SFH's parent company, Sony Corporation, otherwise reports its financial statements in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"), which differ in some respects from Japanese GAAP. Those differences include derivative treatments for convertible bonds and insurance-related accounts such as insurance acquisition costs and policy reserve as described in Note on Page 2.

Highlights

Ordinary revenues increased 16.1% from the previous fiscal year to ¥758.7 billion.
Ordinary revenues from the life insurance business increased 15.3% year on year to ¥696.6 billion, mainly as a result of an improvement in gains and losses from investments and an increase in income from insurance premiums reflecting a stable increase of insurance-in-force in particular from individual life insurance policies. Ordinary revenues from the non-life insurance business increased 19.8% year on year to ¥45.7 billion as a result of a continued increase in net premiums written mainly from automobile insurance. Ordinary revenues from the banking business increased 51.7% year on year to ¥17.2 billion associated with steady business growth resulting mainly from a stable increase in deposited assets (deposits and investment trusts) and mortgage loans.

Ordinary profit increased 106.8% from the previous fiscal year to ¥25.3 billion.
Ordinary profit from the life insurance business increased 42.2% year on year to ¥24.3 billion, primarily as a result of an improvement in gains and losses on investments in the general account. In the non-life insurance business, ordinary loss improved ¥2.0 billion year on year to ¥0.7 billion, backed by an increase in net premiums written and an improvement in the expense ratio. The banking business recorded ordinary profit of ¥1.7 billion, a ¥3.8 billion improvement from the previous fiscal year. This was achieved as a result of an increase in gross operating profit associated with business expansion.

Net income increased 81.0% from the previous fiscal year to ¥11.5 billion.

Total assets as of March 31, 2006 increased 19.3% from March 31, 2005 to ¥3,917.0 billion.

In September 2005, SFH purchased 15,000 shares of common stock of Sony Bank Inc. ("Sony Bank") from LabMorgan Investment Corporation, a unit of JPMorgan. And in February 2006, SFH implemented a ¥2.5 billion capital increase of Sony Bank, for the purpose of further strengthening Sony Bank's financial position. As a result, SFH's ownership in Sony Bank has increased from 84.2% as of March 31, 2005 to 88.0% as of March 31, 2006.

【Segment Information】

Ordinary revenues

(Millions of Yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006	Change (%)
Life insurance business	604,288	696,685	+15.3
Non-life insurance business	38,159	45,703	+19.8
Banking business	11,353	17,225	+51.7
Subtotal	653,802	759,614	+16.2
Corporate and elimination	(542)	(903)	-
Consolidated	653,259	758,711	+16.1

Ordinary profit (loss)

(Millions of Yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006	Change (%)
Life insurance business	17,148	24,379	+42.2
Non-life insurance business	(2,806)	(764)	-
Banking business	(2,118)	1,705	-
Subtotal	12,222	25,320	+107.2
Corporate and elimination	46	57	-
Consolidated	12,269	25,377	+106.8

Banking business segment includes a one-time amortization of goodwill associated with purchase of Sony Bank's shares and acceptance of its capital increase in the fiscal year ended March 31, 2006 and acceptance of an increase in capital of Sony Bank in the previous fiscal year.

Note

As mentioned above, SFH prepares its financial statements in accordance with Japanese GAAP, which differs on some respects from U.S. GAAP. These differences between Japanese GAAP and U.S. GAAP include the following:
1) **derivative treatments** for changes in the fair value of convertible bonds, classified as available-for-sale debt securities, are recorded in stockholders' equity (as a component of accumulated other comprehensive income) under Japanese GAAP, whereas under U.S. GAAP the stock conversion rights embedded in convertible bonds are separately considered as derivative instruments and changes in their mark-to-market values are recognized in income;
2) **Insurance-related accounts**, including (i) insurance acquisition costs, whereby acquisition costs for both life and non-life insurance policies are charged to income when incurred under Japanese GAAP, whereas under U.S. GAAP those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and (ii) the policy reserve, which under Japanese GAAP is caluculated under the authorization of the supervisory administrative agencies, whereas under U.S. GAAP future insurance policy benefits are comprehensively adjusted to a net level premium method with certain adjustments for actuarial assumptions for U.S. GAAP purposes.

For inquiries: Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Consolidated Financial Summary
for the Fiscal Year ended March 31, 2006

May 30, 2006

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/english/)
Representative: Teruhisa Tokunaka, President, Representative Director
For inquiry: Hiroaki Kiyomiya, Chief Manager – Corporate Control Dept.

Consolidated financial results for the year ended March 31, 2006

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous fiscal year for the year ended March 31, 2005.

(1) Operating results (in millions of yen by discarding fractional amounts of less than 1 million yen)

	Ordinary Revenues		Ordinary Profit		Net Income	
	million yen	%change	million yen	%change	million yen	%change
For the year ended March 31, 2006	758,711	(+16.1)	25,377	(+106.8)	11,537	(+81.0)
For the year ended March 31, 2005	653,259	(-)	12,269	(-)	6,375	(-)

	Net Income per Share	Net Income per Share (Fully Diluted)
	Yen	Yen
For the year ended March 31, 2006	5,494.28	-
For the year ended March 31, 2005	3,069.93	-

Notes: 1. Average number of shares outstanding (Consolidated): For the year ended March 31, 2006: 2,100,000 shares
For the year ended March 31, 2005: 2,076,712 shares

2. Changes in accounting policy: None

(2) Financial conditions

	Total Assets	Total Stockholders' Equity	Stockholders' Equity Ratio	Stockholders' Equity per Share	Capital Adequacy Ratio (domestic criteria)
	million yen	million yen	%	Yen	(Preliminary basis) %
As of March 31, 2006	3,917,048	263,040	6.7	125,257.54	9.99
As of March 31, 2005	3,282,269	182,817	5.6	87,056.14	12.17

Notes: 1. Number of shares outstanding (Consolidated): As of March 31, 2006: 2,100,000 shares
As of March 31, 2005: 2,100,000 shares

2. Pursuant to "Defining the Standards on the Consolidated Capital Adequacy Ratio under the Provision of Article 52-25 of the Banking Law (Ministry of Finance Directive 62, 1998)", insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of fiscal year
	million yen	million yen	million yen	million yen
For the year ended March 31, 2006	425,411	(570,196)	-	109,263
For the year ended March 31, 2005	274,150	(286,192)	3,500	253,969

Consolidated Balance Sheets [Unaudited] (in millions of yen)

	As of March 31, 2005	As of March 31, 2006
Assets:		
Cash and due from banks	75,811	61,304
Call loans and bills bought	303,796	76,074
Commercial paper and other debt purchased	1,998	2,000
Monetary trusts	515,229	658,351
Securities	2,058,456	2,625,081
Loans	206,305	326,392
Property and equipment	51,668	76,588
Due from agencies	5	0
Due from reinsurers	252	419
Foreign exchanges	4,659	5,748
Other assets	62,562	82,046
Deferred tax assets	1,710	3,247
Reserve for possible loan losses	(187)	(205)
Total Assets	3,282,269	3,917,048
Liabilities:		
Policy reserve and others:		
Reserve for outstanding claims	25,363	28,418
Policy reserve	2,418,194	2,769,126
Reserve for policyholders' dividends	735	1,584
Due to agencies	1,155	1,415
Due to reinsurers	781	990
Deposits	546,717	599,952
Call money and bills sold	24,600	110,700
Foreign exchanges	13	5
Other liabilities	45,543	67,190
Reserve for employees' bonuses	1,495	1,735
Reserve for employees' retirement benefits	10,492	11,003
Reserve for directors' retirement benefits	77	202
Reserve for price fluctuations	12,672	20,124
Deferred tax liabilities	6,029	36,685
Deferred tax liabilities on land revaluation	-	706
Total Liabilities	3,093,875	3,649,842
Minority Interests	5,576	4,165
Stockholders' Equity:		
Common stock	5,500	5,500
Capital surplus	180,877	180,877
Retained earnings	(59,232)	(47,694)
Land revaluation	(768)	(1,475)
Net unrealized gains on other securities, net of taxes	56,817	125,720
Foreign currency translation adjustments	(374)	113
Total Stockholders' Equity	182,817	263,040
Total Liabilities, Minority Interests and Stockholders' Equity	3,282,269	3,917,048

Consolidated Statements of Income [Unaudited] (in millions of yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Ordinary Revenues	653,259	758,711
Ordinary Revenues from the Life Insurance Business:		
Income from insurance premiums	551,447	580,171
Investment income	50,254	108,613
Other ordinary income	2,072	7,091
Ordinary Revenues from the Non-life Insurance Business:		
Underwriting income	37,862	45,298
Investment income	275	349
Other ordinary income	10	32
Ordinary Revenues from the Banking Business:		
Interest income	6,563	9,472
Fees and commissions	799	1,635
Other operating income	3,946	6,039
Other ordinary income	25	7
Ordinary Expenses	640,990	733,333
Ordinary Expenses from the Life Insurance Business:		
Insurance claims and other payments	194,141	231,885
Provision for policy reserve and others	299,508	344,939
Investment expenses	5,115	4,610
Operating expenses	79,682	81,982
Other ordinary expenses	8,603	8,744
Ordinary Expenses from the Non-life Insurance Business:		
Underwriting expenses	28,546	33,170
Investment expenses	21	8
Operating, general and administrative expenses	12,097	12,903
Other ordinary expenses	0	15
Ordinary Expenses from the Banking Business:		
Interest expenses	2,855	4,672
Fees and commissions	479	771
Other operating expenses	2,452	1,890
General and administrative expenses	6,902	7,088
Other ordinary expenses	582	650
Ordinary Profit	12,269	25,377
Extraordinary Gains	0	-
Extraordinary Losses	516	7,555
Provision for Reserve for Policyholders' Dividends	519	1,491
Income Before Income Taxes	11,233	16,330
Income Taxes - Current	13,570	17,236
- Deferred	(8,428)	(12,871)
Minority Interests	284	(427)
Net Income	6,375	11,537

Consolidated Statements of Cash Flows [Unaudited]

(in millions of yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Cash flows from operating activities:		
Income before income taxes	11,233	16,330
Depreciation and amortization	3,339	3,524
Impairment losses	-	5
Increase in policy reserve and others	307,989	355,467
Interest and dividends	(32,593)	(36,549)
Interest expenses	2,988	4,681
Net (increase) decrease in loans	(63,361)	(113,082)
Net increase (decrease) in deposits	168,060	53,417
Net (increase) decrease in call loans and bills bought	(86,729)	107,522
Net increase (decrease) in call money and bills sold	(40,400)	86,100
Others, net	(20,051)	(72,511)
Subtotal	250,474	404,905
Interest and dividends received	41,612	41,374
Interest paid	(2,413)	(4,535)
Policyholders' dividends	(568)	(644)
Income taxes paid	(14,954)	(15,688)
Net cash provided by operating activities	274,150	425,411
Cash flows from investing activities:		
Investments in monetary trusts, net	(94,487)	(116,304)
Purchases of securities	(1,083,349)	(1,184,665)
Proceeds from sale and redemption of securities	906,646	767,116
Investments in loans	(37,146)	(39,996)
Collections of loans	28,653	32,723
Subtotal	(279,683)	(541,127)
Purchases of property and equipment	(5,358)	(25,845)
Proceeds from sale of property and equipment	1	-
Purchase of securities of a consolidated subsidiary	-	(1,571)
Others, net	(1,151)	(1,652)
Net cash used in investing activities	(286,192)	(570,196)
Cash flows from financing activities:		
Proceeds from borrowings	15	-
Repayments of borrowings	(15)	-
Proceeds from issuance of stocks	10,000	-
Cash dividends paid	(6,500)	-
Net cash provided by financing activities	3,500	-
Effect of exchange rate changes on cash and cash equivalents	(2)	79
Net decrease in cash and cash equivalents	(8,544)	(144,706)
Cash and cash equivalents at beginning of year	262,513	253,969
Cash and cash equivalents at end of year	253,969	109,263

Notes:

1. The reconciliation of "Cash and cash equivalents" in the consolidated statements of cash flows to "Cash and due from banks" in the consolidated balance sheets is as follows:

(in millions of yen)

Cash and due from banks:	75,811	61,304
Call loans of domestic life insurance subsidiary:	176,100	55,900
Securities of non-life insurance subsidiary:	32,932	44,067
Securities other than cash equivalents of non-life insurance subsidiary:	(30,874)	(42,009)
Negotiable certified deposits of banking subsidiary:	-	(10,000)
Cash and cash equivalents:	253,969	109,263

2. Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the former Commercial Code of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as compared to the application and disclosure requirements of generally accepted accounting principles and practices in the United States of America. The Company's overseas subsidiary maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Companies") which are to be filed with the Financial Services Agency as required by the Insurance Business Law and the Banking Law. For the convenience of readers, the preparation is modified in certain respects from the original Japanese disclosed financial information.

2. Principles of Consolidation

(1) Scope of consolidation

The number of consolidated subsidiaries: 4

Consolidated subsidiaries: Sony Life Insurance Co., Ltd.
Sony Life Insurance (Philippines) Corporation
Sony Assurance Inc.
Sony Bank Inc.

(2) Application of the equity method

Not applicable

(3) Fiscal year of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements. All the other subsidiaries prepare their respective financial statements with a fiscal year end of March 31, the same as the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries

A portion of the assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

(5) Amortization of goodwill

Goodwill is charged to income directly when incurred.

3. Summary of Significant Accounting Policies

(1) Securities

Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner:

Securities held for trading purposes ("trading securities") are stated at fair value. The cost of securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities with fair value are stated at fair value at fiscal year end, and its cost of securities sold is determined by the moving-average method. Other securities designated as available-for-sale securities with no available

fair value are stated at amortized cost (straight-line method) or at acquisition cost using the moving-average method. Net unrealized gains and losses on other securities above are reported, net of applicable income taxes, as a separate component of stockholders' equity.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(3) Property and equipment

Primarily, depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment.

(4) Software for internal use

Capitalized software for internal use is amortized using the straight-line method over its estimated useful life of five years.

(5) Deferred charges

Stock issuance costs are fully charged to income when incurred.

(6) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with each company's Self-Assessment Guidelines and Write-offs and Reserve Guidelines. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and by other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over a certain period. Each loan is subject to asset assessment by the operational departments in accordance with each company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal audit departments, which are independent from the operational departments, before the reserve amount is finally determined.

(7) Reserve for employees' bonuses

The reserve for employees' bonus is provided for the payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the current fiscal year.

(8) Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year end, based on the projected retirement benefit obligation at the fiscal year end.

(9) Reserve for directors' retirement benefits

The reserve for directors' and statutory auditors' retirement benefits is provided based on its internal regulations and calculated as the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year end.

(10) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(11) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at the fiscal year end.

(12) Leases transactions

Finance leases that have not been deemed to transfer ownership of the leased property to the lessees are accounted for as operating lease transactions.

(13) Hedge accounting

As for the hedge accounting method applied to hedging transactions for interest rate risk generated by financial assets and liabilities, the banking subsidiary applies deferred hedge accounting or fair value hedge accounting. Interest rate swaps are used as hedging instruments to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items via their grouping according to their maturity, in accordance with the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds, which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(14) Accounting for consumption taxes

The consumption taxes received or paid by the Company and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of the non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment, which is not deductible from the consumption taxes received, are deferred as "other assets" and amortized over a five-year period on a straight-line basis, while other non-deductible consumption taxes are charged as expenses in the period in which the consumption taxes are paid.

(15) Policy reserve

Pursuant to Article 116 of the Insurance Business Law, the domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts, and the policy reserve is calculated in the following manner.

a. Policies subject to the standard policy reserve apply the method stipulated by the Financial Services Agency (Ministry of Finance Directive 48, 1996).

b. Policies not subject to the standard policy reserve apply the net level premium method.

(16) Application of consolidated tax provision

The consolidated tax provision, under which Sony Corporation is the parent company, is applied to the Company and its domestic subsidiaries wholly owned by Sony Corporation.

Exhibit A-5

Press Release

Sony Bank Securities and Sony Bank to Launch Securities Intermediary Services from October 1, 2007

September 18, 2007

Sony Bank Inc., an 88%-owned subsidiary of Sony Financial Holdings, announces the October 1, 2007 launch of securities intermediary services by its wholly-owned subsidiary, Sony Bank Securities Inc.

Sony Bank Securities, which will specialize in online securities trading, will offer medium- to long-term marketable securities investment services to Sony Bank accountholders. Applications to open brokerage accounts will be accepted via Sony Bank's MONEYKit service Internet website from October 1, 2007, and transaction orders will be accepted from October 15, 2007. Sony Bank Securities will handle trades of Japanese stocks listed on the main domestic markets for a fixed 0.105% brokerage fee (minimum fee: ¥840). Fees are set at these reasonable levels to encourage online trading. To commemorate the service launch, from October 15 to December 28, 2007, Sony Bank Securities will reduce brokerage fees on ordinary share transactions to 0.0525% (minimum fee: ¥420), half of the standard rate.

With the launch of securities intermediary services, Sony Bank Securities will make it possible for Sony Bank's customers to open an account and conduct domestic securities transactions using Sony Bank's MONEYKit service Internet website. Deposits to and withdrawals from Sony Bank and Sony Bank Securities accounts are conducted in real time* and are free of charge, adding to the customer convenience of stock transactions.

* Real-time cash transfers are accepted on weekdays from 5:45 a.m. to 3:55 p.m. (except from December 31 to January 3).

Sony Bank's MONEYKit is a highly convenient "money toolbox." In addition to adding to its lineup highly convenient securities investments through Sony Bank Securities, Sony Bank will further respond to its customers' diverse asset management needs.

Overview of Sony Bank Securities

Name	Sony Bank Securities Inc.
Established	June 19, 2007
Securities Business Registration	August 23, 2007
Securities Business Registration No.	License No. 299, Kanto Bureau, Ministry of Finance
Headquarters	17-22 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Capital	¥3,000 million (common stock of ¥1,500 million, capital reserves of ¥1,500 million)
Ownership	Wholly owned by Sony Bank Inc.
President and Representative Director	Yasuhiro Sugiura
Business	Securities business (online brokerage)

Note: This is an English-language summary of a Japanese announcement made by Sony Bank and Sony Bank Securities on September 18, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-6

Press Release

Sony Life to Commence Quarterly Disclosure on Its Website of the Status of Insurance Claim and Benefit Payments and the Number of Customer Complaints

August 30, 2007

Sony Life Insurance Co., Ltd., a wholly-owned subsidiary of Sony Financial Holdings, will begin posting on its website information on the status of insurance claim and benefit payments and the number of customer complaints. Beginning August 30, 2007, this information will be posted on the company's website on a quarterly basis and the English-language summary on the website of Sony Financial Holdings.

Recognizing that the payment of insurance claims is the most important function of an insurance company, Sony Life makes every effort to ensure the thoroughness of its claim payment systems. Furthermore, the company works to respond swiftly to various customer complaints and actively strives to improve its management in response to the opinions and requests it receives as feedback.

To raise management transparency, Sony Life will begin regularly disclosing information on the status of insurance claim and benefit payments and the number of customer complaints.

Date Posting to Begin

August 30, 2007

Content to be Posted

1. Status of Insurance Claim and Benefit Payments

During the first quarter of the fiscal year ending March 31, 2008 (April 1, 2007 to June 30, 2007), the number of policies on which payments were made and the number of policies on which non-payment decisions were made following appraisal

were as follows.

○ Number of policies (individual life insurance) on which payments were made

	First Quarter of Fiscal Year Ending March 31, 2008 (April 1, 2007 to June 30, 2007)	
	Insurance Claims	**Benefits**
Total	**2,668**	**40,980**

Note: The numbers indicated above are the number of payments that were made on individual life insurance policies, by type of benefit payment. Payment by type of benefit counts the number of payments made in each payment category. For example, one medical insurance policy on which one hospitalization benefit claim and one surgical procedure benefit claim was made would be counted as two payments.

○ Number of policies (individual life insurance) on which non-payment decisions were reached

	First Quarter of Fiscal Year Ending March 31, 2008 (April 1, 2007 to June 30, 2007)	
	Insurance Claims	**Benefits**
Invalid, as fraudulent	1	1
Invalid, as acquired for illegal purposes	0	0
Cancelled for nondisclosure reasons	3	76

Cancelled for grave reason	0	0
Justified exclusion	22	1
Outside scope of reasons for payment	43	300
Other	2	6
Total	**71**	**384**

Notes:

1. The numbers indicated above are the number of individual life insurance policies on which a non-payment decision was made.
2. The numbers indicated above include such factors as requests for benefit payments made although the number of days of hospitalization were insufficient, or payment request documentation (medical certificates, etc.) indicated a claim was clearly outside the scope of payment.

2. Number of Customer Complaints

The number of complaints received during the first quarter of the fiscal year ending March 31, 2008 (April 1, 2007 to June 30, 2007) was as follows.

- **Definition of complaint**
    - A policyholder or related party was determined to have expressed dissatisfaction about life insurance to Sony Life
    - An application filed or a report submitted citing suspected inappropriate action by a party related to Sony Life

- **Number of complaints received**

Topic	First Quarter of Fiscal Year Ending March 31, 2008 (April 1, 2007 to June 30, 2007)	
		Percentage of Total

Enrollment in insurance policy	535	27.8%
Payment of claims	220	11.5%
Post-signing procedures or dividends	583	30.3%
Payment of claims or benefits	250	13.0%
Other	335	17.4%
Total	**1,923**	**100.0%**

Note: This is an English-language summary of a Japanese announcement made by Sony Life on August 30, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-7

Press Release

Sony Bank's Announcement on Establishment of Securities Subsidiary and the Preparations for Its Commencement of Operations

July 26, 2007

Sony Bank Inc., an 88.0%-owned subsidiary of Sony Financial Holdings, today announced that Sony Bank has established its wholly-owned Internet securities subsidiary, Sony Bank Securities Inc. on June 19, 2007, and that the new subsidiary is currently carrying out registration procedures, in line with applicable legal requirements, with the aim of commencing operations.

1. Purpose of Establishing the Securities Subsidiary

Sony Bank established this Internet subsidiary to provide full-fledged securities intermediary services to Sony Bank customers. The new subsidiary will expand the range of asset management tools available to Sony Bank customers, allowing them to invest in securities. The new subsidiary's services extend Sony Bank's product and information lineup and helps customers meet their medium- to long-term asset management needs through the convenience of online securities trading and funds settlement.

2. Profile of the Securities Subsidiary

Name	Sony Bank Securities Inc.
Established	June 19, 2007
Headquarters	Akasaka, Minato-ku, Tokyo, Japan
Capital	¥3,000 million (Common stock of ¥1,500 million, capital reserve of ¥1,500 million)

Ownership	Wholly owned by Sony Bank Inc.
President and Representative Director	Yasuhiro Sugiura (Formerly head of the Securities Business Development Dept. of Sony Bank)
Business	Securities business (Online brokerage)

Sony Bank Securities is currently carrying out registration procedures in line with applicable legal requirements, with the aim of commencing operations.

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on July 26, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-8

Press Release

Sony Life Announces Current Status of Reinvestigation into Inadvertent Nonpayment of Insurance Claims and Others

July 2, 2007

Sony Life Insurance Co., Ltd., a wholly-owned subsidiary of Sony Financial Holdings, today announced the current status of its reinvestigation into claims and other payments during the period from April 2001 through March 2006.

1. **Current Status of Reinvestigation**

On April 13, 2007, Sony Life announced that by the end of June it would complete its confirmation of claims and other items for which it was potentially liable. Although Sony Life put forth its best effort to complete the reinvestigation by this date, the company today reports and apologizes deeply for the fact that some claims remain under reinvestigation.
Most of the policies under reinvestigation are cases in which policyholders have not completed claim procedures, despite indicating that they had intentions to do so, and cases in which the policyholder's intent to claim has not been confirmed. In certain other cases, the company has been unable to contact its policyholders. Sony Life will keep striving to complete its reinvestigation, but in light of the above-mentioned factors, the company is no longer able to forecast a specific completion date.

2. **Current Status of Measures to Prevent Recurrence**

Sony Life has taken the establishment of an insurance claims payment management structure as a top management priority for the fiscal year ending March 31, 2008. The company has established a special project for the introduction of countermeasures to strengthen the insurance claim payment management structure, which reports directly to Sony Life's President and

Representative Director, and this project team has initiated the following activities.

i. To deepen policyholder understanding, the company issued a guidebook regarding the payment of claims and other information and began distributing this document to policyholders.

ii. To prevent the inadvertent lack of claim receipt or discovery or the oversight of other obligations, the company has begun introducing a document to solicit policyholder opinions about policy claims and benefits. This communication tool is being used mainly by sales employees, and the company has begun systematizing its use to improve the quality.

iii. The company has enhanced its operational system by reinforcing the organization managing claim payments and other activities. In addition, the company is developing an extensive system to improve drastically the flow of operations when assessing payments.

iv. The company provides information on the payment of claims and other items in an informational leaflet describing the content of policy protection, which is delivered to policyholders every year. The company will bolster its after-sales follow-up by encouraging sales employees to maintain protection information more carefully.

Note: This is an English-language summary of a Japanese announcement made by Sony Life on July 2, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-9

Sony Financial Holdings

June 29, 2007

Sony Financial Holdings Inc.

Corrections of Consolidated Financial Results (Japanese GAAP) For the Past Fiscal Years

Tokyo, June 29, 2007 -- Sony Financial Holdings Inc. ("SFH") today announced that the company made corrections to the consolidated cash flows for the past fiscal years.

Consolidated financial statements revised to correct some misstatements

(1) Interim Consolidated Statements of Cash Flows for the Fiscal Year ended March 31, 2005
(2) Consolidated Statements of Cash Flows for the Fiscal Year ended March 31, 2005
(3) Interim Consolidated Statements of Cash Flows for the Fiscal Year ended March 31, 2006
(4) Consolidated Statements of Cash Flows for the Fiscal Year ended March 31, 2006
(5) Interim Consolidated Statements of Cash Flows for the Fiscal Year ended March 31, 2007

Note: There are no changes to the consolidated statements of income and the consolidated balance sheets for the past fiscal years.

For inquiries:
Kayoko Miyako
Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

(1) Interim Consolidated Financial Summary for the Fiscal Year ended March 31, 2005

Consolidated Statements of Cash Flows

(Before correction)

(in millions of yen)

	For the six months ended September 30, 2004
Cash flows from investing activities:	
Investments in monetary trusts, net	(47,417)
Purchases of securities	(690,903)
Proceeds from sale and redemption of securities	399,718
Investments in loans	(14,372)
Collections of loans	11,040
Others, net	(262)
Subtotal	(342,195)
Purchases of property and equipment	(4,932)
Proceeds from sale of property and equipment	1
Net cash used in investing activities	(347,126)

(After correction)

(in millions of yen)

	For the six months ended September 30, 2004
Cash flows from investing activities:	
Investments in monetary trusts, net	(47,417)
Purchases of securities	(682,583)
Proceeds from sale and redemption of securities	391,398
Investments in loans	(14,372)
Collections of loans	11,040
Others, net	(262)
Subtotal	(342,195)
Purchases of property and equipment	(4,932)
Proceeds from sale of property and equipment	1
Net cash used in investing activities	(347,126)

(2) Consolidated Financial Summary for the Fiscal Year ended March 31, 2005

Consolidated Statements of Cash Flows

(Before correction)

(in millions of yen)

	For the year ended March 31, 2005
Cash flows from investing activities:	
Investments in monetary trusts, net	(94,487)
Purchases of securities	(1,101,214)
Proceeds from sale and redemption of securities	924,510
Investments in loans	(37,146)
Collections of loans	28,653
Others, net	(1,151)
Subtotal	(280,835)
Purchases of property and equipment	(5,358)
Proceeds from sale of property and equipment	1
Net cash used in investing activities	(286,192)

(After correction)

(in millions of yen)

	For the year ended March 31, 2005
Cash flows from investing activities:	
Investments in monetary trusts, net	(94,487)
Purchases of securities	(1,083,349)
Proceeds from sale and redemption of securities	906,646
Investments in loans	(37,146)
Collections of loans	28,653
Others, net	(1,151)
Subtotal	(280,835)
Purchases of property and equipment	(5,358)
Proceeds from sale of property and equipment	1
Net cash used in investing activities	(286,192)

(3) Interim Consolidated Financial Summary for the Fiscal Year ended March 31, 2006

Consolidated Statements of Cash Flows

(Before correction)

(in millions of yen)

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	For the year ended March 31, 2005
Cash flows from investing activities:			
Investments in monetary trusts, net	(47,417)	(59,264)	(94,487)
Purchases of securities	(690,903)	(653,968)	(1,101,214)
Proceeds from sale and redemption of securities	399,718	412,051	924,510
Investments in loans	(14,372)	(19,053)	(37,146)
Collections of loans	11,040	16,854	28,653
Others, net	(262)	(350)	(1,151)
Subtotal	(342,195)	(303,731)	(280,835)
Purchases of property and equipment	(4,932)	(13,059)	(5,358)
Proceeds from sale of property and equipment	1	-	1
Purchase of securities of a consolidated subsidiary	-	(1,571)	-
Net cash used in investing activities	(347,126)	(318,361)	(286,192)

(After correction)

(in millions of yen)

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	For the year ended March 31, 2005
Cash flows from investing activities:			
Investments in monetary trusts, net	(47,417)	(59,264)	(94,487)
Purchases of securities	(682,583)	(625,959)	(1,083,349)
Proceeds from sale and redemption of securities	391,398	384,042	906,646
Investments in loans	(14,372)	(19,053)	(37,146)
Collections of loans	11,040	16,854	28,653
Others, net	(262)	(350)	(1,151)
Subtotal	(342,195)	(303,731)	(280,835)
Purchases of property and equipment	(4,932)	(13,059)	(5,358)
Proceeds from sale of property and equipment	1	-	1
Purchase of securities of a consolidated subsidiary	-	(1,571)	-
Net cash used in investing activities	(347,126)	(318,361)	(286,192)

(4) Consolidated Financial Summary for the Fiscal Year ended March 31, 2006

Consolidated Statements of Cash Flows

(Before correction)

(in millions of yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Cash flows from investing activities:		
Investments in monetary trusts, net	(94,487)	(116,304)
Purchases of securities	(1,101,214)	(1,293,242)
Proceeds from sale and redemption of securities	924,510	875,693
Investments in loans	(37,146)	(39,996)
Collections of loans	28,653	32,723
Subtotal	(279,683)	(541,127)
Purchases of property and equipment	(5,358)	(25,845)
Proceeds from sale of property and equipment	1	-
Purchase of securities of a consolidated subsidiary	-	(1,571)
Others, net	(1,151)	(1,652)
Net cash used in investing activities	(286,192)	(570,196)

(After correction)

(in millions of yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Cash flows from investing activities:		
Investments in monetary trusts, net	(94,487)	(116,304)
Purchases of securities	(1,083,349)	(1,184,665)
Proceeds from sale and redemption of securities	906,646	767,116
Investments in loans	(37,146)	(39,996)
Collections of loans	28,653	32,723
Subtotal	(279,683)	(541,127)
Purchases of property and equipment	(5,358)	(25,845)
Proceeds from sale of property and equipment	1	-
Purchase of securities of a consolidated subsidiary	-	(1,571)
Others, net	(1,151)	(1,652)
Net cash used in investing activities	(286,192)	(570,196)

(5) Interim Consolidated Financial Summary for the Fiscal Year ended March 31, 2007

Consolidated Statements of Cash Flows

(Before correction)

(in millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	For the year ended March 31, 2006
Cash flows from operating activities:			
Others, net	(39,730)	1,031	(72,511)
Subtotal	244,698	77,623	404,905
Net cash provided by operating activities	249,095	84,779	425,411
Cash flows from investing activities:			
Investments in monetary trusts	(59,264)	(63,871)	(116,304)
Proceeds from sale of monetary trusts	-	41,700	-
Purchases of securities	(653,968)	(354,285)	(1,293,242)
Proceeds from sale and redemption of securities	412,051	384,086	875,693
Investments in loans	(19,053)	(21,032)	(39,996)
Collections of loans	16,854	16,150	32,723
Subtotal	(303,380)	2,747	(541,127)
Purchases of property and equipment	(13,059)	(930)	(25,845)
Purchase of securities of a consolidated subsidiary	(1,571)	-	(1,571)
Others, net	(350)	(1,554)	(1,652)
Net cash provided by (used in) investing activities	(318,361)	262	(570,196)

(After correction)

(in millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	For the year ended March 31, 2006
Cash flows from operating activities:			
Others, net	(39,730)	1,331	(72,511)
Subtotal	244,698	77,923	404,905
Net cash provided by operating activities	249,095	85,079	425,411
Cash flows from investing activities:			
Investments in monetary trusts	(59,264)	(63,871)	(116,304)
Proceeds from sale of monetary trusts	-	41,700	-
Purchases of securities	(625,959)	(345,580)	(1,184,665)
Proceeds from sale and redemption of securities	384,042	375,381	767,116
Investments in loans	(19,053)	(21,032)	(39,996)
Collections of loans	16,854	16,150	32,723
Others, net	-	(300)	-
Subtotal	(303,380)	2,447	(541,127)
Purchases of property and equipment	(13,059)	(930)	(25,845)
Purchase of securities of a consolidated subsidiary	(1,571)	-	(1,571)
Others, net	(350)	(1,554)	(1,652)
Net cash provided by (used in) investing activities	(318,361)	(37)	(570,196)

(Reference)

Corrections concerning Consolidated Financial Summary for the Fiscal Year ended March 31, 2007

(Announced on June 14, 2007)

Consolidated Statements of Cash Flows

(Before correction)

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Cash flows from operating activities:		
Others, net	(72,511)	(32,045)
Subtotal	404,905	231,893
Income taxes paid	(15,688)	(18,805)
Net cash provided by operating activities	425,411	257,671
Cash flows from investing activities:		
Investments in monetary trusts	(116,304)	(127,015)
Proceeds from sale of monetary trusts	-	61,700
Purchases of securities	(1,293,242)	(688,783)
Proceeds from sale and redemption of securities	875,693	690,716
Investments in loans	(39,996)	(49,602)
Collections of loans	32,723	40,002
Subtotal	(541,127)	(72,982)
Net cash provided by (used in) investing activities	(570,196)	(86,715)

(After correction)

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Cash flows from operating activities:		
Others, net	(72,511)	(33,626)
Subtotal	404,905	230,312
Income taxes paid	(15,688)	(16,724)
Net cash provided by operating activities	425,411	258,171
Cash flows from investing activities:		
Investments in monetary trusts	(116,304)	(127,015)
Proceeds from sale of monetary trusts	-	61,700
Purchases of securities	(1,184,665)	(659,994)
Proceeds from sale and redemption of securities	767,116	661,927
Investments in loans	(39,996)	(49,602)
Collections of loans	32,723	40,002
Others, net	-	(500)
Subtotal	(541,127)	(73,482)
Net cash provided by (used in) investing activities	(570,196)	(87,215)

Exhibit A-10

Sony Financial Holdings

June 14, 2007

Sony Financial Holdings Inc.

Announcement of New Management Team

Tokyo, June 14, 2007 – Sony Financial Holdings Inc. ("SFH") today announced that SFH has decided the following candidates for new management team, subject to the approval of the Ordinary General Meeting of Shareholders and the Board of Directors Meeting to be held on June 29, 2007.

1. Changes to the Member of the Board Scheduled for June 29, 2007:

Director

Newly Appointed:

Ryoji Chubachi (Current Position: Director, Representative Corporate Executive Officer, President and Electronics CEO of Sony Corporation)

Yasushi Ikeda (Current Position: Attorney and Partner, Miyake Imai &Ikeda)

Resign:

Kunitake Ando

Statutory Auditor

Newly Appointed:

So Sato (Current Position: General Manager, Audit Department of Sony Financial Holdings Inc.)

*Kunitake Ando is to continue to serve as Chairman and Director of Sony Life Insurance Co., Ltd.

2. New Management Team as of June 29, 2007:

Title	Name	Positions at Sony Corporation and the SFH Group*
President Representative Director	Teruhisa Tokunaka	Director of Sony Bank Inc.
Executive Vice President Representative Director	Hiromichi Fujikata	Director of Sony Life Insurance Co., Ltd. Director of Sony Assurance Inc.
Director	Taro Okuda	President and Representative Director of Sony Life Insurance Co., Ltd.
Director	Shinichi Yamamoto	President and Representative Director of Sony Assurance Inc.
Director	Shigeru Ishii	President and Representative Director of Sony Bank Inc.
Director	Ryoji Chubachi	Director, Representative Corporate Executive Officer, President and Electronics Chief Executive Officer of Sony Corporation
Director	Nobuyuki Oneda	Executive Vice President, Chief Financial Officer, and Corporate Executive Officer of Sony Corporation
Director	Yasushi Ikeda	
Standing Statutory Auditor	Hiroshi Sano	Statutory Auditor of Sony Life Insurance Co., Ltd. Statutory Auditor of Sony Assurance Inc.
Statutory Auditor	Takemi Nagasaka	Senior General Manager, Accounting Division of Sony Corporation
Statutory Auditor	Hiroshi Ueda	Standing Statutory Auditor of Sony Bank Inc.
Statutory Auditor	Masahiro Kodama	Standing Statutory Auditor of Sony Assurance Inc. Statutory Auditor of Sony Life Insurance Co., Ltd.
Statutory Auditor	So Sato	Standing Statutory Auditor of Sony Life Insurance Co., Ltd.

*The SFH Group indicates SFH, Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. Positions at Sony Corporation, Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc. are subject to the approval of each company's General Meeting of Shareholders and Board of Directors Meeting to be held on June 21, June 29, June 22, and June 28, 2007, respectively.

For inquiries:
Kayoko Miyako
Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Exhibit A-11

Sony Financial Holdings

May 25, 2007
Sony Financial Holdings Inc.

. Consolidated Financial Results for the Fiscal Year ended March 31, 2007

(Prepared in Accordance with Japanese GAAP)

Tokyo, May 25, 2007 – Sony Financial Holdings Inc. ("SFH") today announced its consolidated financial results for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007).

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	758,711	**759,280**	+0.1
Ordinary profit	25,377	**18,354**	-27.7
Net income	11,537	**10,021**	-13.1

Highlights

Ordinary revenues increased 0.1% from the previous fiscal year to ¥759.2 billion. This was the result of increases in ordinary revenues from the non-life insurance business and the banking business being largely offset by a decrease in ordinary revenues from the life insurance business.

In the life insurance business, although income from insurance premiums increased associated with solid growth of insurance in force, gains on separate accounts decreased compared to the previous fiscal year, when Japanese stock prices rose significantly. As a result, ordinary revenues from the life insurance business decreased 1.0% to ¥689.8 billion. Ordinary revenues from the non-life insurance business increased 11.6% year-on-year to ¥51.0 billion as a result of an increase in net premiums written associated with steady growth in the number of policies, primarily automobile insurance policies. Ordinary revenues from the banking business increased 13.0% from the previous fiscal year to ¥19.4 billion, due mainly to an increase in interest income, resulting from an increase in the balance of investment assets associated with business expansion.

Ordinary profit decreased 27.7% from the previous fiscal year to ¥18.3 billion. Decreases in ordinary profit from the life insurance business and the banking business more than offset an improvement in ordinary profit in the non-life insurance business.

Ordinary profit from the life insurance business decreased 38.9% year-on-year to ¥14.8 billion, for reasons including an increase of policy reserve. In the non-life insurance business, an increase in ordinary revenues and a significant improvement in net expense ratio resulting from appropriate control over operating expenses contributed to turning an ordinary loss of ¥0.7 billion in the previous fiscal year to an ordinary profit of ¥2.0 billion, an improvement of ¥2.8 billion. The non-life insurance business achieved profitable results on a full-year basis for the first time since it commenced operations in 1999. Ordinary profit from the banking business decreased 20.6% year-on-year to ¥1.3 billion due to a slight decrease in gross operating profit and an increase in general and administrative expenses such as advertisement expenses.

Net income decreased 13.1% from the previous fiscal year to ¥10.0 billion, as the above-mentioned decrease in ordinary profit was partially offset by a decrease in extraordinary losses. The decrease in extraordinary losses was the result of a decrease in provision for reserves for price fluctuations compared to the previous fiscal year.

Total assets as of March 31, 2007 increased 10.4% year-on-year to ¥4,323.7 billion.

Segment Information

Ordinary revenues

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Life insurance business	696,685	**689,871**	-1.0
Non-life insurance busines s	45,703	**51,020**	+11.6
Banking business	17,225	**19,470**	+13.0
Subtotal	759,614	**760,362**	+0.1
Corporate and elimination	(903)	**(1,081)**	-
Consolidated	758,711	**759,280**	+0.1

Ordinary profit (loss)

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Life insurance business	24,379	14,888	-38.9
Non-life insurance business	(764)	2,044	-
Banking business	1,705	1,354	-20.6
Subtotal	25,320	18,286	-27.8
Corporate and elimination	57	67	+17.4
Consolidated	25,377	18,354	-27.7

Note: Ordinary profit in the banking business in the year ended March 31, 2006 included a one-time amortization of goodwill associated with purchase of and subscription for shares of Sony Bank Inc. Therefore the amount of ordinary profit in the year ended March 31, 2006 shown above differs from the amount of non-consolidated ordinary profit of Sony Bank Inc. for the year.

Supplementary Information on Significant Subsidiaries

The following information refers to the performance of SFH's significant subsidiaries – Sony Life Insurance Co., Ltd. ("Sony Life"), Sony Assurance Inc. ("Sony Assurance"), and Sony Bank Inc. ("Sony Bank") – for the fiscal year ended March 31, 2007.

Sony Life (Non-consolidated)

Ordinary revenues of Sony Life on a non-consolidated basis decreased 1.0% from the previous fiscal year to ¥689.5 billion. Although income from insurance premiums increased with solid growth of insurance in force, gains on separate accounts decreased compared to the previous fiscal year, when Japanese stock prices rose significantly. Ordinary profit decreased 38.9% year-on-year to ¥14.8 billion, for reasons including an increase of policy reserve. Core profit decreased 14.7% year-on-year to ¥24.3 billion. Net income decreased 22.1% from the previous fiscal year to ¥7.4 billion, as a decrease in extraordinary losses, resulting from a decrease in provision for reserves for price fluctuations, partially offset the decrease in ordinary profit.

Income from insurance premiums increased 4.3% from the previous fiscal year to ¥605.5 billion, as a result of an increase in insurance in force. Net investment income decreased 32.1% year-on-year to ¥70.5 billion. Insurance claims and other payments decreased 5.4% from the previous fiscal year to ¥219.3 billion due to a decrease in payment of maturity insurance claims. Operating expenses increased 6.4% from the previous fiscal year to ¥87.3 billion.

Insurance in force for individual life insurance and individual annuities increased steadily to ¥30,244.4 billion, up 4.0% from the end of the previous fiscal year. The lapse and surrender rate for individual life insurance and individual annuities improved by 0.05 percentage points to 5.79%, improving for the fourth consecutive year. Annualized premiums for individual life insurance and individual annuities in force increased 6.4% from the end of the previous fiscal year to ¥504.6 billion. Of this amount, annualized premiums from medical protection and living benefit protection products amounted to ¥117.4 billion, up 7.3% from the end of the previous fiscal year.

On a policy amount basis, new insurance sales for individual life insurance and individual annuities increased 1.1% year-on-year to ¥3,429.4 billion, primarily due to robust sales of new products such as insurance products for corporate customers and nursing care protection products for individuals. Annualized premiums from new insurance sales increased 6.1% year on year to ¥65.5 billion. Of this amount, annualized premiums from medical protection and living benefit protection products decreased 0.4% from the previous fiscal year to ¥14.4 billion.

As of March 31, 2007, Sony Life had a solvency margin ratio of 1,852.0%. Unrealized gains and losses on securities decreased 2.3% year-on-year to ¥198.2 billion.

(1) Insurance in force

(Policy amount basis)

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Individual life insurance	28,908.8	**30,038.1**	+3.9
Individual annuities	175.7	**206.3**	+17.4
Total	29,084.5	**30,244.4**	+4.0

Note: Individual annuities in force is the sum of annuity assets as of the time of commencement of annuity payments for individual annuities in respect of which annuity payments have not commenced and policy reserves for individual annuities in respect of which annuity payments have commenced.

(Number of policies basis)

(in thousands)

	As of March 31, 2006	As of March 31, 2007	Change (%)
Individual life insurance	3,815	**4,109**	+7.7
Individual annuities	29	**35**	+19.9
Total	3,845	**4,145**	+7.8

(2) New insurance sales

(Policy amount basis)

(in billions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Individual life insurance	3,361.2	**3,396.8**	+1.1
Individual annuities	30.8	**32.5**	+5.6
Total	3,392.1	**3,429.4**	+1.1

Note: New individual annuities sales indicate the number of new annuities resources.

(Number of policies basis)

(in thousands)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Individual life insurance	507	**510**	+0.8
Individual annuities	5	**6**	+7.2
Total	512	**517**	+0.9

(3) Annualized premiums

Insurance in force

(in millions of yen)

	As of March 31, 2006	As of March 31, 2007	Change (%)
Individual life insurance	468,081	**497,570**	+6.3
Individual annuities	6,214	**7,121**	+14.6
Total	474,296	**504,691**	+6.4
Of which, medical protection, living benefit protection, etc.	109,432	**117,466**	+7.3

New insurance sales

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Individual life insurance	60,392	**64,204**	+6.3
Individual annuities	1,398	**1,337**	-4.4
Total	61,791	**65,541**	+6.1
Of which, medical protection, living benefit protection, etc.	14,543	**14,479**	-0.4

Notes: (1) Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)

(2) Medical protection and living benefit protection, etc. corresponds to the annualized premiums relating to medical protection benefits (hospitalization benefit, surgical procedure benefit, etc.) and products with living benefit protection (benefits for specific illness, nursing care benefits, etc.).

(4) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	696,426	**689,591**	-1.0
Ordinary profit	24,359	**14,895**	-38.9
Core profit	28,564	**24,366**	-14.7
Net income	9,616	**7,494**	-22.1
Income from insurance premiums	580,516	**605,561**	+4.3
Investment income	108,438	**78,722**	-27.4
Insurance claims and other payments	231,881	**219,347**	-5.4
Investment expenses	4,561	**8,184**	+79.4
Operating expenses	82,040	**87,328**	+6.4
Lapse and surrender rate (%) (Note)	5.84	**5.79**	-0.05 pt
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	3,103,241	**3,445,970**	+11.0
Solvency margin ratio (%)	1,547.0	**1,852.0**	+305.0 pt
Unrealized gains and losses on securities	202,839	**198,259**	-2.3

Note: The lapse and surrender rate above does not reflect any modifications due to the reduction, increase and reinstatement of the total amount of insurance in force.

Sony Assurance (Non-consolidated)

Ordinary revenues of Sony Assurance increased 11.6% year-on-year to ¥51.0 billion as a result of an increase in net premiums written associated with steady growth in the number of automobile insurance policies, Sony Assurance's mainstay product. An increase in ordinary revenues and a significant improvement in net expense ratio resulting from appropriate control over operating expenses contributed to turning an ordinary loss of ¥0.7 billion in the previous fiscal year to an ordinary profit of ¥2.0 billion, an improvement of ¥2.8 billion. Net income was ¥1.5 billion, an improvement of ¥2.0 billion from the previous fiscal year. Sony Assurance achieved profitable results on a full-year basis for the first time since it commenced operations in 1999.

Steady growth in the number of policies, mainly in automobile insurance policies, resulted in an 11.4% year-on-year increase in direct premiums written and an 11.5% year-on-year increase in net premiums written to ¥50.1 billion and ¥50.4 billion, respectively. Net losses paid increased along with the increased number of policies to ¥24.1 billion, up 14.3% from the previous fiscal year. The net loss ratio rose 1.3 percentage points from the previous fiscal year to 53.6%. As a result of enhanced efficiencies, primarily in operations, the net expense ratio improved by 4.0 percentage points year-on-year to 26.3%. As a result, underwrinting profits for the year amounted to ¥1.6 billion and the combined ratio – the sum of the net loss ratio and the net expense ratio – improved by 2.6 percentage points to 79.9%.

As of March 31, 2007, Sony Assurance had a solvency margin ratio of 1,009.7%.

(1) Direct premiums written

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	279	**174**	- 37.6
Marine	-	-	-
Personal accident	4,681	**5,812**	+24.2
Automobile	40,039	**44,126**	+10.2
Compulsory automobile liability	-	-	-
Total	44,999	**50,112**	+11.4

(2) Net premiums written

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	21	**12**	- 42.7
Marine	38	**43**	+14.6
Personal accident	4,827	**5,947**	+23.2
Automobile	39,858	**43,931**	+10.2
Compulsory automobile liability	533	**532**	- 0.2
Total	45,278	**50,467**	+11.5

(3) Net losses paid

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Fire	0	0	+446.7
Marine	5	21	+317.9
Personal accident	724	928	+28.2
Automobile	20,073	22,802	+13.6
Compulsory automobile liability	321	399	+24.2
Total	21,124	24,151	+14.3

(4) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Ordinary revenues	45,703	51,020	+11.6
Ordinary profit (loss)	(764)	2,044	-
Net income (loss)	(441)	1,598	-
Net loss ratio (%)	52.3	53.6	+1.3 pt
Net expense ratio (%)	30.3	26.3	- 4.0 pt
Underwriting profit	(1,108)	1,610	-
	As of March 31, 2006	As of March 31, 2007	Change (%)
Total assets	56,103	67,468	+20.3
Solvency margin ratio (%)	976.1	1,009.7	+33.6 pt

Sony Bank (Non-consolidated)

Ordinary revenues of Sony Bank increased 13.0% from the previous fiscal year to ¥19.4 billion, due mainly to an increase in interest income resulting from an increase in the balance of investment assets associated with business expansion. Ordinary profit decreased 39.2% year-on-year to ¥1.3 billion. This was due to a decrease in gross operating profit and an increase in general and administrative expenses. Net income decreased 68.6% from the previous fiscal year to ¥1.0 billion, because of the above-mentioned factors and corporate taxes associated with a deferred tax liability.

Gross operating profit decreased 3.9% year-on-year to ¥9.0 billion mainly due to declines in net other income. Within gross operating profit, net interest income amounted to ¥4.5 billion, down 4.4% from the previous fiscal year, mainly as a result of an increase in interest expenses. Net fees and commissions amounted to ¥0.5 billion, up 17.0% year-on-year resulting from an increase in securities-related commissions primarily associated with an increase in the outstanding amount of investment trusts. Net other income amounted to ¥3.9 billion, down 5.6% year-on-year, primarily as the result of decreases in market investment profit and income from customers' foreign exchange transactions.

As of March 31, 2007, the total of deposited assets (the sum of total deposits and total investment trusts) increased by 25.7% from the end of the previous fiscal year to ¥848.8 billion, particularly due to an increase in yen time deposits. Of the total of deposited assets, deposits totaled ¥752.3 billion, up 25.4% from the end of the previous fiscal year. The balance of foreign currency deposits decreased slightly, reflecting the depreciation of the yen over the period of the fiscal year. Yen deposits, on the other hand, achieved a record year-on-year increase, driven by a rise in interest rates in Japan and various Sony Bank promotional campaigns. Investment trusts increased 28.4% year-on-year to ¥96.5 billion.

The balance of loans increased 18.9% from the end of the previous fiscal year to ¥284.7 billion. Of this figure, mortgage loans accounted for ¥278.0 billion.

As of March 31, 2007, the number of accounts increased 61 thousand from the end of the previous fiscal year to 491 thousand. Sony Bank's capital adequacy ratio as of March 31, 2007, calculated under domestic criteria was 11.49%.

(1) Deposited assets (total of deposits and investment trusts) and the number of accounts

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Deposits	599.9	**752.3**	+25.4
Yen deposits	451.0	**604.4**	+34.0
Foreign currency deposits	148.9	**147.8**	- 0.7
Investment trusts	75.1	**96.5**	+28.4
Total of deposited assets	675.1	**848.8**	+25.7
Number of accounts (thousand)	430	**491**	+14.3

(2) Loans

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Mortgage loans	234.3	**278.0**	+18.6
Other loans	5.0	**6.6**	+31.1
Total loans	239.4	**284.7**	+18.9

(3) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	17,225	**19,470**	+13.0
Ordinary profit	2,228	**1,354**	- 39.2
Net income	3,258	**1,023**	- 68.6
Gross operating profit	9,420	**9,056**	- 3.9
Net interest income	4,800	**4,588**	- 4.4
Net fees and commissions	471	**551**	+17.0
Net other income	4,149	**3,916**	- 5.6
General and administrative expenses	7,091	**7,665**	+8.1
Net operating profits	2,245	**1,366**	- 39.1
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	754,768	**806,848**	+6.9
Capital adequacy ratio (%) (domestic criteria)	9.24	**11.49**	+2.25 pt

Note: Capital adequacy ratio as of March 31, 2007 was calculated based on the standard stipulated in the FSA public ministerial announcement No. 19 of 2006, while capital adequacy ratio as of March 31, 2006 was calculated based on the standard stipulated in the former public ministerial announcement.

Outlook for the Fiscal Year Ending March 31, 2008

In the life insurance business, insurance in force is expected to continue to increase during the fiscal year ending March 31, 2008. Accordingly, both Sony Life's income from insurance premiums and its annualized premiums from insurance in force are expected to grow during the fiscal year ending March 31, 2008. Investment yield on Sony Life's general account assets is expected to deteriorate, but investment yield for purpose of calculating core profit is anticipated to rise. Because of the expected increased investment yield for purpose of calculating core profit, combined with the expected decrease in assumed rates of return, the amount of negative spread is expected to decrease. Core profit is expected to remain flat compared to the fiscal year ended March 31, 2007.

In the non-life insurance business, Sony Assurance is expected to continue to increase its number of policies in force, and net premiums written for the fiscal year ending March 31, 2008 are expected to increase.

We expect that Sony Bank will increase the total of deposited assets (the sum of total deposits and total investment trusts) and loans for the fiscal year ending March 31, 2008, in part by enhancing its lineup of products and services.

Cautionary Statement

SFH maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). In contrast, SFH's parent company, Sony Corporation reports its financial statements in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"), which differ in significant respects from Japanese GAAP.

The scope of SFH's consolidation includes Sony Financial Holdings Inc., Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation.

Sony Corporation has announced its consolidated financial results for the year ended March 31, 2007, and those results included the performance of its Financial Services segment. Although the majority of Sony Corporation's Financial Services segment is comprised of the SFH Group, the scope of Sony Corporation's Financial Services segment is not identical to the scope of SFH's consolidation.

Disclaimer

Statements made in this press release with respect to SFH's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the SFH Group. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. SFH cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of SFH to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. SFH disclaims any such obligation.

For inquiries:
Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Consolidated Financial Summary
for the Fiscal Year ended March 31, 2007

May 25, 2007

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/english/)
Representative: Teruhisa Tokunaka, President, Representative Director
For inquiry: Masaaki Konoo, General Manager – IR Dept.

Consolidated financial results for the year ended March 31, 2007

(1) Operating results (in millions of yen, discarding fractional amounts of less than 1 million yen)

	Ordinary Revenues		Ordinary Profit		Net Income	
	millions of yen	% change	millions of yen	% change	millions of yen	% change
For the year ended March 31, 2007	759,280	(+0.1)	18,354	(-27.7)	10,021	(-13.1)
For the year ended March 31, 2006	758,711	(+16.1)	25,377	(+106.8)	11,537	(+81.0)

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the year ended March 31, 2007	4,772.09	-
For the year ended March 31, 2006	5,494.28	-

Notes: 1. Average number of shares outstanding (Consolidated): For the year ended March 31, 2007: 2,100,000 shares
For the year ended March 31, 2006: 2,100,000 shares

2. Changes in accounting policy: None

(2) Financial condition

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share	Capital Adequacy Ratio (domestic criteria)
	millions of yen	millions of yen	%	yen	(preliminary basis) %
As of March 31, 2007	4,323,780	270,179	6.1	126,549.38	12.01
As of March 31, 2006	3,917,048	263,040	6.7	125,257.54	9.99

Notes: 1. Number of shares outstanding (Consolidated): As of March 31, 2007: 2,100,000 shares
As of March 31, 2006: 2,100,000 shares

2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of fiscal year.

3. The consolidated capital adequacy ratio as of March 31, 2007 was calculated based on the standard stipulated in the Financial Service Agency (FSA) public ministerial announcement No. 20 of 2006, while the consolidated capital adequacy ratio as of March 31, 2006 was calculated based on the standard stipulated in the former public ministerial announcement. Pursuant to the FSA public ministerial announcement No. 20 of 2006, insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.

(3) Cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of fiscal year
	millions of yen	millions of yen	millions of yen	millions of yen
For the year ended March 31, 2007	258,171	(87,215)	(6,500)	273,760
For the year ended March 31, 2006	425,411	(570,196)	-	109,263

Consolidated Balance Sheets [Unaudited] (in millions of yen)

	As of March 31, 2006	As of March 31, 2007
Assets:		
Cash and due from banks	61,304	40,996
Call loans and bills bought	76,074	332,459
Commercial paper and other debt purchased	2,000	-
Monetary trusts	658,351	718,492
Securities	2,625,081	2,649,768
Loans	326,392	381,522
Property and equipment	76,588	-
Tangible fixed assets	-	88,574
Intangible fixed assets	-	8,593
Due from agencies	0	0
Due from reinsurers	419	496
Foreign exchanges	5,748	4,156
Other assets	82,046	95,351
Deferred tax assets	3,247	3,599
Reserve for possible loan losses	(205)	(230)
Total Assets	3,917,048	4,323,780
Liabilities:		
Reserve for outstanding claims	28,418	29,920
Policy reserve	2,769,126	3,125,118
Reserve for policyholders' dividends	1,584	2,597
Due to agencies	1,415	1,415
Due to reinsurers	990	934
Deposits	599,952	752,366
Call money and bills sold	110,700	10,000
Foreign exchanges	5	0
Other liabilities	67,190	75,367
Reserve for employees' bonuses	1,735	1,906
Reserve for employees' retirement benefits	11,003	11,212
Reserve for directors' retirement benefits	202	241
Reserve for price fluctuations	20,124	20,908
Deferred tax liabilities	36,685	20,904
Deferred tax liabilities on land revaluation	706	706
Total Liabilities	3,649,842	4,053,601
Minority Interests	4,165	-
Stockholders' Equity:		
Common stock	5,500	-
Capital surplus	180,877	-
Retained earnings	(47,694)	-
Land revaluation	(1,475)	-
Net unrealized gains on other securities, net of taxes	125,720	-
Foreign currency translation adjustments	113	-
Total Stockholders' Equity	263,040	-
Total Liabilities, Minority Interests and Stockholders' Equity	3,917,048	-
Net Assets:		
Common stock	-	5,500
Capital surplus	-	180,877
Retained earnings	-	(44,173)
Total shareholders' equity	-	142,203
Net unrealized gains on other securities, net of taxes	-	125,043
Net deferred losses on hedging instruments, net of taxes	-	(408)
Land revaluation, net of taxes	-	(1,475)
Foreign currency translation adjustments	-	390
Total valuation and translation adjustments	-	123,549
Minority interests	-	4,425
Total Net Assets	-	270,179
Total Liabilities and Net Assets	-	4,323,780

Consolidated Statements of Income [Unaudited] (in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Ordinary Revenues	758,711	759,280
Ordinary Revenues from the Life Insurance Business:		
Income from insurance premiums	580,171	605,051
Investment income	108,613	78,928
Other ordinary income	7,091	4,874
Ordinary Revenues from the Non-life Insurance Business:		
Underwriting income	45,298	50,495
Investment income	349	464
Other ordinary income	32	27
Ordinary Revenues from the Banking Business:		
Interest income	9,472	12,763
Fees and commissions	1,635	1,587
Other operating income	6,039	5,065
Other ordinary income	7	21
Ordinary Expenses	733,333	740,926
Ordinary Expenses from the Life Insurance Business:		
Insurance claims and other payments	231,885	219,352
Provision for policy reserve and others	344,939	349,666
Investment expenses	4,610	8,231
Operating expenses	81,982	87,270
Other ordinary expenses	8,744	10,300
Ordinary Expenses from the Non-life Insurance Business:		
Underwriting expenses	33,170	36,166
Investment expenses	8	3
Operating, general and administrative expenses	12,903	12,392
Other ordinary expenses	15	48
Ordinary Expenses from the Banking Business:		
Interest expenses	4,672	8,174
Fees and commissions	771	445
Other operating expenses	1,890	1,149
General and administrative expenses	7,088	7,665
Other ordinary expenses	650	58
Ordinary Profit	25,377	18,354
Extraordinary Gains	-	334
Extraordinary Losses	7,555	1,146
Provision for Reserve for Policyholders' Dividends	1,491	2,057
Income Before Income Taxes	16,330	15,485
Income Taxes - Current	17,236	20,270
- Deferred	(12,871)	(14,929)
Minority Interests	(427)	(123)
Net Income	11,537	10,021

Consolidated Statement of Changes in Net Assets [Unaudited]

(in millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	10,021	-	10,021
Net changes of items other than shareholders' equity	-	-	-	-	-
Total changes during the period	-	-	3,521	-	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	10,021
Net changes of items other than shareholders' equity	(676)	(408)	-	276	(808)	259	(548)
Total changes during the period	(676)	(408)	-	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

Consolidated Statements of Cash Flows [Unaudited]

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Cash flows from operating activities:		
Income before income taxes	16,330	15,485
Depreciation and amortization	3,524	4,683
Impairment losses	5	0
Increase in policy reserve and others	355,467	359,544
Interest income and dividends	(36,549)	(47,714)
Interest expenses	4,681	8,182
Net (increase) decrease in loans	(113,082)	(45,245)
Net increase (decrease) in deposits	53,417	152,587
Net (increase) decrease in call loans and bills bought	107,522	(82,885)
Net increase (decrease) in call money and bills sold	86,100	(100,700)
Others, net	(72,511)	(33,626)
Subtotal	404,905	230,312
Interest and dividends received	41,374	52,737
Interest paid	(4,535)	(7,105)
Policyholders' dividends paid	(644)	(1,048)
Income taxes paid	(15,688)	(16,724)
Net cash provided by operating activities	425,411	258,171
Cash flows from investing activities:		
Investments in monetary trusts	(116,304)	(127,015)
Proceeds from sale of monetary trusts	-	61,700
Purchases of securities	(1,184,665)	(659,994)
Proceeds from sale and redemption of securities	767,116	661,927
Investments in loans	(39,996)	(49,602)
Collections of loans	32,723	40,002
Others,net	-	(500)
Subtotal	(541,127)	(73,482)
Purchases of property and equipment	(25,845)	-
Purchases of tangible fixed assets	-	(10,148)
Proceeds from sale of tangible fixed assets	-	1
Purchase of securities of a consolidated subsidiary	(1,571)	-
Others, net	(1,652)	(3,586)
Net cash used in investing activities	(570,196)	(87,215)
Cash flows from financing activities:		
Cash dividends paid	-	(6,500)
Net cash used in financing activities	-	(6,500)
Effect of exchange rate changes on cash and cash equivalents	79	41
Net increase (decrease) in cash and cash equivalents	(144,706)	164,496
Cash and cash equivalents at beginning of year	253,969	109,263
Cash and cash equivalents at end of year	109,263	273,760

Notes:

1. Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the Company Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as compared to the application and disclosure requirements of generally accepted accounting principles and practices in the United States of America. The Company's overseas subsidiary maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Companies") which are to be filed with the Financial Services Agency as required by the Insurance Business Law and the Banking Law. For the convenience of readers, the preparation is modified in certain respects from the original Japanese disclosed financial information.

2. Principles of Consolidation

(1) Scope of consolidation

The number of consolidated subsidiaries: 4

Consolidated subsidiaries: Sony Life Insurance Co., Ltd.
Sony Life Insurance (Philippines) Corporation
Sony Assurance Inc.
Sony Bank Inc.

(2) Application of the equity method

Not applicable

(3) Fiscal year of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements. All the other subsidiaries prepare their respective financial statements with a fiscal year end of March 31, the same as the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries

A portion of the assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

3. Summary of Significant Accounting Policies

(1) Securities

Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner:

Securities held for trading purposes ("trading securities") are stated at fair value. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities with fair value are stated at fair value at fiscal year end, and the cost of such securities sold is determined by the moving-average method. Other securities designated as available-for-sale securities with no available fair value are stated at amortized cost (straight-line method) or at acquisition cost using the moving-average method. Net unrealized gains and losses on other securities above are reported, net of applicable income taxes, as a separate component of net assets.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(3) Tangible fixed assets

Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment.

(4) Intangible fixed assets

Intangible fixed assets are amortized on the straight-line method. Capitalized software for internal use is amortized using the straight-line method over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with each company's Self-Assessment Guidelines and Write-offs and Reserve Guidelines. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral and guarantees and by other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over a certain period. Each loan is subject to asset assessment by the operational departments in accordance with each company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal audit departments, which are independent from the operational departments, before the reserve amount is finally determined.

(6) Reserve for employees' bonuses

The reserve for employees' bonus is provided for the payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the current fiscal year.

(7) Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year end, based on the projected retirement benefit obligation at the fiscal year end.

(8) Reserve for directors' retirement benefits

The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations and calculated as the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year end.

(9) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(10) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at the fiscal year end.

(11) Leases transactions

Finance leases that have not been deemed to transfer ownership of the leased property to the lessees are accounted for as operating lease transactions.

(12) Hedge accounting

As for the hedge accounting method applied to hedging transactions for interest rate risk generated by financial assets and liabilities, the banking subsidiary applies deferred hedge accounting or fair value hedge accounting. Interest rate swaps are used as hedging instruments to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items via their grouping according to their maturity, in accordance with the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds, which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(13) Accounting for consumption taxes

The consumption taxes received or paid by the Company and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of the non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment, which is not deductible from the consumption taxes received, are deferred as "other assets" and amortized over a five-year period on a straight-line basis, while other non-deductible consumption taxes are charged as expenses in the period in which the consumption taxes are paid.

(14) Policy reserve

Pursuant to Article 116 of the Insurance Business Law, the domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts, and the policy reserve is calculated in the following manner.

a. Policies subject to the standard policy reserve apply the method stipulated by the Financial Services Agency (Ministry of Finance Directive 48, 1996).
b. Policies not subject to the standard policy reserve apply the net level premium method.

(15) Application of consolidated tax provision

The consolidated tax provision, under which Sony Corporation is the parent company, is applied to the Company and its domestic subsidiaries wholly owned by Sony Corporation.

(16) Statement No.5 "Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) of The Accounting Standard Board of Japan ("ASBJ") and ASBJ Guidance No.8 "Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) were applicable from the fiscal year ending on or after the implementation date of the Company Law. As a result, the Enforcement Ordinance of the Banking Law and the Enforcement Ordinance of the Insurance Business Law were revised and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2007, the Company has made certain adjustments to the terminology used in its consolidated balance sheet.

a. "Stockholders' Equity" was renamed "Net Assets" and divided into "Shareholders' equity", "Valuation and translation adjustments" and "Minority interests". The amount corresponding to conventional "Stockholders' Equity" as of March 31, 2007 was ¥266,162 million.
b. "Deferred hedge losses" and "Deferred hedge gains", which were included in "Other assets" and "Other liabilities", were combined. The combined amount, net of corresponding tax, is stated as "Net deferred losses on hedging instruments, net of taxes".
c. "Minority interests" was reclassified under "Net Assets".
d. "Property and equipment" was divided into "Tangible fixed assets", "Intangible fixed assets" and "Other assets".
e. "Software" was transferred from "Other assets" to "Intangible fixed assets".

(17) In accordance with ASBJ Statement No.6 "Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005) and ASBJ Guidance No.9 "Guidance on Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005), the Company provides a Consolidated Statement of Changes in Net Assets.

Exhibit A-12

Sony Financial Holdings

May 25, 2007
Sony Financial Holdings Inc.

Consolidated Financial Results for the Fiscal Year ended March 31, 2007

(Prepared in Accordance with Japanese GAAP)

Tokyo, May 25, 2007 -- Sony Financial Holdings Inc. ("SFH") today announced its consolidated financial results for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007).

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	758,711	**759,280**	+0.1
Ordinary profit	25,377	**18,354**	-27.7
Net income	11,537	**10,021**	-13.1

Highlights

Ordinary revenues increased 0.1% from the previous fiscal year to ¥759.2 billion. This was the result of increases in ordinary revenues from the non-life insurance business and the banking business being largely offset by a decrease in ordinary revenues from the life insurance business.
In the life insurance business, although income from insurance premiums increased associated with solid growth of insurance in force, gains on separate accounts decreased compared to the previous fiscal year, when Japanese stock prices rose significantly. As a result, ordinary revenues from the life insurance business decreased 1.0% to ¥689.8 billion. Ordinary revenues from the non-life insurance business increased 11.6% year-on-year to ¥51.0 billion as a result of an increase in net premiums written associated with steady growth in the number of policies, primarily automobile insurance policies. Ordinary revenues from the banking business increased 13.0% from the previous fiscal year to ¥19.4 billion, due mainly to an increase in interest income, resulting from an increase in the balance of investment assets associated with business expansion.

Ordinary profit decreased 27.7% from the previous fiscal year to ¥18.3 billion. Decreases in ordinary profit from the life insurance business and the banking business more than offset an improvement in ordinary profit in the non-life insurance business.
Ordinary profit from the life insurance business decreased 38.9% year-on-year to ¥14.8 billion, for reasons including an increase of policy reserve. In the non-life insurance business, an increase in ordinary revenues and a significant improvement in net expense ratio resulting from appropriate control over operating expenses contributed to turning an ordinary loss of ¥0.7 billion in the previous fiscal year to an ordinary profit of ¥2.0 billion, an improvement of ¥2.8 billion. The non-life insurance business achieved profitable results on a full-year basis for the first time since it commenced operations in 1999. Ordinary profit from the banking business decreased 20.6% year-on-year to ¥1.3 billion due to a slight decrease in gross operating profit and an increase in general and administrative expenses such as advertisement expenses.

Net income decreased 13.1% from the previous fiscal year to ¥10.0 billion, as the above-mentioned decrease in ordinary profit was partially offset by a decrease in extraordinary losses. The decrease in extraordinary losses was the result of a decrease in provision for reserves for price fluctuations compared to the previous fiscal year.

Total assets as of March 31, 2007 increased 10.4% year-on-year to ¥4,323.7 billion.

Segment Information

Ordinary revenues

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Life insurance business	696,685	689,871	-1.0
Non-life insurance busines s	45,703	51,020	+11.6
Banking business	17,225	19,470	+13.0
Subtotal	759,614	760,362	+0.1
Corporate and elimination	(903)	(1,081)	-
Consolidated	758,711	759,280	+0.1

Ordinary profit (loss)

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Life insurance business	24,379	14,888	-38.9
Non-life insurance business	(764)	2,044	-
Banking business	1,705	1,354	-20.6
Subtotal	25,320	18,286	-27.8
Corporate and elimination	57	67	+17.4
Consolidated	25,377	18,354	-27.7

Note: Ordinary profit in the banking business in the year ended March 31, 2006 included a one-time amortization of goodwill associated with purchase of and subscription for shares of Sony Bank Inc. Therefore the amount of ordinary profit in the year ended March 31, 2006 shown above differs from the amount of non-consolidated ordinary profit of Sony Bank Inc. for the year.

Supplementary Information on Significant Subsidiaries

The following information refers to the performance of SFH's significant subsidiaries -- Sony Life Insurance Co., Ltd. ("Sony Life"), Sony Assurance Inc. ("Sony Assurance"), and Sony Bank Inc. ("Sony Bank") -- for the fiscal year ended March 31, 2007.

Sony Life (Non-consolidated)

Ordinary revenues of Sony Life on a non-consolidated basis decreased 1.0% from the previous fiscal year to ¥689.5 billion. Although income from insurance premiums increased with solid growth of insurance in force, gains on separate accounts decreased compared to the previous fiscal year, when Japanese stock prices rose significantly. Ordinary profit decreased 38.9% year-on-year to ¥14.8 billion, for reasons including an increase of policy reserve. Core profit decreased 14.7% year-on-year to ¥24.3 billion. Net income decreased 22.1% from the previous fiscal year to ¥7.4 billion, as a decrease in extraordinary losses, resulting from a decrease in provision for reserves for price fluctuations, partially offset the decrease in ordinary profit.

Income from insurance premiums increased 4.3% from the previous fiscal year to ¥605.5 billion, as a result of an increase in insurance in force. Net investment income decreased 32.1% year-on-year to ¥70.5 billion. Insurance claims and other payments decreased 5.4% from the previous fiscal year to ¥219.3 billion due to a decrease in payment of maturity insurance claims. Operating expenses increased 6.4% from the previous fiscal year to ¥87.3 billion.

Insurance in force for individual life insurance and individual annuities increased steadily to ¥30,244.4 billion, up 4.0% from the end of the previous fiscal year. The lapse and surrender rate for individual life insurance and individual annuities improved by 0.05 percentage points to 5.79%, improving for the fourth consecutive year. Annualized premiums for individual life insurance and individual annuities in force increased 6.4% from the end of the previous fiscal year to ¥504.6 billion. Of this amount, annualized premiums from medical protection and living benefit protection products amounted to ¥117.4 billion, up 7.3% from the end of the previous fiscal year.

On a policy amount basis, new insurance sales for individual life insurance and individual annuities increased 1.1% year-on-year to ¥3,429.4 billion, primarily due to robust sales of new products such as insurance products for corporate customers and nursing care protection products for individuals. Annualized premiums from new insurance sales increased 6.1% year on year to ¥65.5 billion. Of this amount, annualized premiums from medical protection and living benefit protection products decreased 0.4% from the previous fiscal year to ¥14.4 billion.

As of March 31, 2007, Sony Life had a solvency margin ratio of 1,852.0%. Unrealized gains and losses on securities decreased 2.3% year-on-year to ¥198.2 billion.

(1) Insurance in force
(Policy amount basis)

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Individual life insurance	28,908.8	**30,038.1**	+3.9
Individual annuities	175.7	**206.3**	+17.4
Total	29,084.5	**30,244.4**	+4.0

Note: Individual annuities in force is the sum of annuity assets as of the time of commencement of annuity payments for individual annuities in respect of which annuity payments have not commenced and policy reserves for individual annuities in respect of which annuity payments have commenced.

(Number of policies basis)

(in thousands)

	As of March 31, 2006	As of March 31, 2007	Change (%)
Individual life insurance	3,815	4,109	+7.7
Individual annuities	29	35	+19.9
Total	3,845	4,145	+7.8

(2) New insurance sales

(Policy amount basis)

(in billions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Individual life insurance	3,361.2	3,396.8	+1.1
Individual annuities	30.8	32.5	+5.6
Total	3,392.1	3,429.4	+1.1

Note: New individual annuities sales indicate the number of new annuities resources.

(Number of policies basis)

(in thousands)

	For the year ended March 31, 2006	For the year ended March 31, 2007	Change (%)
Individual life insurance	507	510	+0.8
Individual annuities	5	6	+7.2
Total	512	517	+0.9

(3) Annualized premiums

Insurance in force

(in millions of yen)

	As of March 31, 2006	As of March 31, 2007	Change (%)
Individual life insurance	468,081	497,570	+6.3
Individual annuities	6,214	7,121	+14.6
Total	474,296	504,691	+6.4
Of which, medical protection, living benefit protection, etc.	109,432	117,466	+7.3

New insurance sales

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Individual life insurance	60,392	**64,204**	+6.3
Individual annuities	1,398	**1,337**	- 4.4
Total	61,791	**65,541**	+6.1
Of which, medical protection, living benefit protection, etc.	14,543	**14,479**	- 0.4

Notes: (1) Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)

(2) Medical protection and living benefit protection, etc. corresponds to the annualized premiums relating to medical protection benefits (hospitalization benefit, surgical procedure benefit, etc.) and products with living benefit protection (benefits for specific illness, nursing care benefits, etc.).

(4) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	696,426	**689,591**	- 1.0
Ordinary profit	24,359	**14,895**	- 38.9
Core profit	28,564	**24,366**	- 14.7
Net income	9,616	**7,494**	- 22.1
Income from insurance premiums	580,516	**605,561**	+4.3
Investment income	108,438	**78,722**	- 27.4
Insurance claims and other payments	231,881	**219,347**	- 5.4
Investment expenses	4,561	**8,184**	+79.4
Operating expenses	82,040	**87,328**	+6.4
Lapse and surrender rate (%) (Note)	5.84	**5.79**	- 0.05 pt
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	3,103,241	**3,445,970**	+11.0
Solvency margin ratio (%)	1,547.0	**1,852.0**	+305.0 pt
Unrealized gains and losses on securities	202,839	**198,259**	- 2.3

Note: The lapse and surrender rate above does not reflect any modifications due to the reduction, increase and reinstatement of the total amount of insurance in force.

Sony Assurance (Non-consolidated)

Ordinary revenues of Sony Assurance increased 11.6% year-on-year to ¥51.0 billion as a result of an increase in net premiums written associated with steady growth in the number of automobile insurance policies, Sony Assurance's mainstay product. An increase in ordinary revenues and a significant improvement in net expense ratio resulting from appropriate control over operating expenses contributed to turning an ordinary loss of ¥0.7 billion in the previous fiscal year to an ordinary profit of ¥2.0 billion, an improvement of ¥2.8 billion. Net income was ¥1.5 billion, an improvement of ¥2.0 billion from the previous fiscal year. Sony Assurance achieved profitable results on a full-year basis for the first time since it commenced operations in 1999.

Steady growth in the number of policies, mainly in automobile insurance policies, resulted in an 11.4% year-on-year increase in direct premiums written and an 11.5% year-on-year increase in net premiums written to ¥50.1 billion and ¥50.4 billion, respectively. Net losses paid increased along with the increased number of policies to ¥24.1 billion, up 14.3% from the previous fiscal year. The net loss ratio rose 1.3 percentage points from the previous fiscal year to 53.6%. As a result of enhanced efficiencies, primarily in operations, the net expense ratio improved by 4.0 percentage points year-on-year to 26.3%. As a result, underwrinting profits for the year amounted to ¥1.6 billion and the combined ratio – the sum of the net loss ratio and the net expense ratio – improved by 2.6 percentage points to 79.9%.

As of March 31, 2007, Sony Assurance had a solvency margin ratio of 1,009.7%.

(1) Direct premiums written

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	279	**174**	- 37.6
Marine	-	**-**	-
Personal accident	4,681	**5,812**	+24.2
Automobile	40,039	**44,126**	+10.2
Compulsory automobile liability	-	**-**	-
Total	44,999	**50,112**	+11.4

(2) Net premiums written

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	21	**12**	- 42.7
Marine	38	**43**	+14.6
Personal accident	4,827	**5,947**	+23.2
Automobile	39,858	**43,931**	+10.2
Compulsory automobile liability	533	**532**	- 0.2
Total	45,278	**50,467**	+11.5

(3) Net losses paid

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Fire	0	**0**	+446.7
Marine	5	**21**	+317.9
Personal accident	724	**928**	+28.2
Automobile	20,073	**22,802**	+13.6
Compulsory automobile liability	321	**399**	+24.2
Total	21,124	**24,151**	+14.3

(4) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	45,703	**51,020**	+11.6
Ordinary profit (loss)	(764)	**2,044**	-
Net income (loss)	(441)	**1,598**	-
Net loss ratio (%)	52.3	**53.6**	+1.3 pt
Net expense ratio (%)	30.3	**26.3**	-4.0 pt
Underwriting profit	(1,108)	**1,610**	-
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	56,103	**67,468**	+20.3
Solvency margin ratio (%)	976.1	**1,009.7**	+33.6 pt

Sony Bank (Non-consolidated)

Ordinary revenues of Sony Bank increased 13.0% from the previous fiscal year to ¥19.4 billion, due mainly to an increase in interest income resulting from an increase in the balance of investment assets associated with business expansion. Ordinary profit decreased 39.2% year-on-year to ¥1.3 billion. This was due to a decrease in gross operating profit and an increase in general and administrative expenses. Net income decreased 68.6% from the previous fiscal year to ¥1.0 billion, because of the above-mentioned factors and corporate taxes associated with a deferred tax liability.

Gross operating profit decreased 3.9% year-on-year to ¥9.0 billion mainly due to declines in net other income. Within gross operating profit, net interest income amounted to ¥4.5 billion, down 4.4% from the previous fiscal year, mainly as a result of an increase in interest expenses. Net fees and commissions amounted to ¥0.5 billion, up 17.0% year-on-year resulting from an increase in securities-related commissions primarily associated with an increase in the outstanding amount of investment trusts. Net other income amounted to ¥3.9 billion, down 5.6% year-on-year, primarily as the result of decreases in market investment profit and income from customers' foreign exchange transactions.

As of March 31, 2007, the total of deposited assets (the sum of total deposits and total investment trusts) increased by 25.7% from the end of the previous fiscal year to ¥848.8 billion, particularly due to an increase in yen time deposits. Of the total of deposited assets, deposits totaled ¥752.3 billion, up 25.4% from the end of the previous fiscal year. The balance of foreign currency deposits decreased slightly, reflecting the depreciation of the yen over the period of the fiscal year. Yen deposits, on the other hand, achieved a record year-on-year increase, driven by a rise in interest rates in Japan and various Sony Bank promotional campaigns. Investment trusts increased 28.4% year-on-year to ¥96.5 billion.

The balance of loans increased 18.9% from the end of the previous fiscal year to ¥284.7 billion. Of this figure, mortgage loans accounted for ¥278.0 billion.

As of March 31, 2007, the number of accounts increased 61 thousand from the end of the previous fiscal year to 491 thousand. Sony Bank's capital adequacy ratio as of March 31, 2007, calculated under domestic criteria was 11.49%.

(1) Deposited assets (total of deposits and investment trusts) and the number of accounts

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Deposits	599.9	**752.3**	+25.4
Yen deposits	451.0	**604.4**	+34.0
Foreign currency deposits	148.9	**147.8**	- 0.7
Investment trusts	75.1	**96.5**	+28.4
Total of deposited assets	675.1	**848.8**	+25.7
Number of accounts (thousand)	430	**491**	+14.3

(2) Loans

(in billions of yen)

	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Mortgage loans	234.3	**278.0**	+18.6
Other loans	5.0	**6.6**	+31.1
Total loans	239.4	**284.7**	+18.9

(3) Selected measures

(in millions of yen)

	For the year ended March 31, 2006	**For the year ended March 31, 2007**	Change (%)
Ordinary revenues	17,225	**19,470**	+13.0
Ordinary profit	2,228	**1,354**	- 39.2
Net income	3,258	**1,023**	- 68.6
Gross operating profit	9,420	**9,056**	- 3.9
Net interest income	4,800	**4,588**	- 4.4
Net fees and commissions	471	**551**	+17.0
Net other income	4,149	**3,916**	- 5.6
General and administrative expenses	7,091	**7,665**	+8.1
Net operating profits	2,245	**1,366**	- 39.1
	As of March 31, 2006	**As of March 31, 2007**	Change (%)
Total assets	754,768	**806,848**	+6.9
Capital adequacy ratio (%) (domestic criteria)	9.24	**11.49**	+2.25 pt

Note: Capital adequacy ratio as of March 31, 2007 was calculated based on the standard stipulated in the FSA public ministerial announcement No. 19 of 2006, while capital adequacy ratio as of March 31, 2006 was calculated based on the standard stipulated in the former public ministerial announcement.

Outlook for the Fiscal Year Ending March 31, 2008

In the life insurance business, insurance in force is expected to continue to increase during the fiscal year ending March 31, 2008. Accordingly, both Sony Life's income from insurance premiums and its annualized premiums from insurance in force are expected to grow during the fiscal year ending March 31, 2008. Investment yield on Sony Life's general account assets is expected to deteriorate, but investment yield for purpose of calculating core profit is anticipated to rise. Because of the expected increased investment yield for purpose of calculating core profit, combined with the expected decrease in assumed rates of return, the amount of negative spread is expected to decrease. Core profit is expected to remain flat compared to the fiscal year ended March 31, 2007.

In the non-life insurance business, Sony Assurance is expected to continue to increase its number of policies in force, and net premiums written for the fiscal year ending March 31, 2008 are expected to increase.

We expect that Sony Bank will increase the total of deposited assets (the sum of total deposits and total investment trusts) and loans for the fiscal year ending March 31, 2008, in part by enhancing its lineup of products and services.

Cautionary Statement

SFH maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). In contrast, SFH's parent company, Sony Corporation reports its financial statements in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"), which differ in significant respects from Japanese GAAP.

The scope of SFH's consolidation includes Sony Financial Holdings Inc., Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation.

Sony Corporation has announced its consolidated financial results for the year ended March 31, 2007, and those results included the performance of its Financial Services segment. Although the majority of Sony Corporation's Financial Services segment is comprised of the SFH Group, the scope of Sony Corporation's Financial Services segment is not identical to the scope of SFH's consolidation.

Disclaimer

Statements made in this press release with respect to SFH's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the SFH Group. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. SFH cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of SFH to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. SFH disclaims any such obligation.

For inquiries:

Sony Financial Holdings Inc. Corporate Communications

Tel: 81-(0)3-5785-1074

Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Consolidated Financial Summary
for the Fiscal Year ended March 31, 2007

May 25, 2007

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/english/)
Representative: Teruhisa Tokunaka, President, Representative Director
For inquiry: Masaaki Konoo, General Manager – IR Dept.

Consolidated financial results for the year ended March 31, 2007

(1) Operating results (in millions of yen, discarding fractional amounts of less than 1 million yen)

	Ordinary Revenues		Ordinary Profit		Net Income	
	millions of yen	% change	millions of yen	% change	millions of yen	% change
For the year ended March 31, 2007	759,280	(+0.1)	18,354	(-27.7)	10,021	(-13.1)
For the year ended March 31, 2006	758,711	(+16.1)	25,377	(+106.8)	11,537	(+81.0)

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the year ended March 31, 2007	4,772.09	-
For the year ended March 31, 2006	5,494.28	-

Notes: 1. Average number of shares outstanding (Consolidated): For the year ended March 31, 2007: 2,100,000 shares
For the year ended March 31, 2006: 2,100,000 shares

2. Changes in accounting policy: None

(2) Financial condition

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share	Capital Adequacy Ratio (domestic criteria)
	millions of yen	millions of yen	%	yen	(preliminary basis) %
As of March 31, 2007	4,323,780	270,179	6.1	126,549.38	12.01
As of March 31, 2006	3,917,048	263,040	6.7	125,257.54	9.99

Notes: 1. Number of shares outstanding (Consolidated): As of March 31, 2007: 2,100,000 shares
As of March 31, 2006: 2,100,000 shares

2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of fiscal year.

3. The consolidated capital adequacy ratio as of March 31, 2007 was calculated based on the standard stipulated in the Financial Service Agency (FSA) public ministerial announcement No. 20 of 2006, while the consolidated capital adequacy ratio as of March 31, 2006 was calculated based on the standard stipulated in the former public ministerial announcement. Pursuant to the FSA public ministerial announcement No. 20 of 2006, insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.

(3) Cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of fiscal year
	millions of yen	millions of yen	millions of yen	millions of yen
For the year ended March 31, 2007	258,171	(87,215)	(6,500)	273,760
For the year ended March 31, 2006	425,411	(570,196)	-	109,263

Consolidated Balance Sheets [Unaudited] (in millions of yen)

	As of March 31, 2006	As of March 31, 2007
Assets:		
Cash and due from banks	61,304	40,996
Call loans and bills bought	76,074	332,459
Commercial paper and other debt purchased	2,000	-
Monetary trusts	658,351	718,492
Securities	2,625,081	2,649,768
Loans	326,392	381,522
Property and equipment	76,588	-
Tangible fixed assets	-	88,574
Intangible fixed assets	-	8,593
Due from agencies	0	0
Due from reinsurers	419	496
Foreign exchanges	5,748	4,156
Other assets	82,046	95,351
Deferred tax assets	3,247	3,599
Reserve for possible loan losses	(205)	(230)
Total Assets	3,917,048	4,323,780
Liabilities:		
Reserve for outstanding claims	28,418	29,920
Policy reserve	2,769,126	3,125,118
Reserve for policyholders' dividends	1,584	2,597
Due to agencies	1,415	1,415
Due to reinsurers	990	934
Deposits	599,952	752,366
Call money and bills sold	110,700	10,000
Foreign exchanges	5	0
Other liabilities	67,190	75,367
Reserve for employees' bonuses	1,735	1,906
Reserve for employees' retirement benefits	11,003	11,212
Reserve for directors' retirement benefits	202	241
Reserve for price fluctuations	20,124	20,908
Deferred tax liabilities	36,685	20,904
Deferred tax liabilities on land revaluation	706	706
Total Liabilities	3,649,842	4,053,601
Minority Interests	4,165	-
Stockholders' Equity:		
Common stock	5,500	-
Capital surplus	180,877	-
Retained earnings	(47,694)	-
Land revaluation	(1,475)	-
Net unrealized gains on other securities, net of taxes	125,720	-
Foreign currency translation adjustments	113	-
Total Stockholders' Equity	263,040	-
Total Liabilities, Minority Interests and Stockholders' Equity	3,917,048	-
Net Assets:		
Common stock	-	5,500
Capital surplus	-	180,877
Retained earnings	-	(44,173)
Total shareholders' equity	-	142,203
Net unrealized gains on other securities, net of taxes	-	125,043
Net deferred losses on hedging instruments, net of taxes	-	(408)
Land revaluation, net of taxes	-	(1,475)
Foreign currency translation adjustments	-	390
Total valuation and translation adjustments	-	123,549
Minority interests	-	4,425
Total Net Assets	-	270,179
Total Liabilities and Net Assets	-	4,323,780

Consolidated Statements of Income [Unaudited] (in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Ordinary Revenues	758,711	759,280
Ordinary Revenues from the Life Insurance Business:		
Income from insurance premiums	580,171	605,051
Investment income	108,613	78,928
Other ordinary income	7,091	4,874
Ordinary Revenues from the Non-life Insurance Business:		
Underwriting income	45,298	50,495
Investment income	349	464
Other ordinary income	32	27
Ordinary Revenues from the Banking Business:		
Interest income	9,472	12,763
Fees and commissions	1,635	1,587
Other operating income	6,039	5,065
Other ordinary income	7	21
Ordinary Expenses	733,333	740,926
Ordinary Expenses from the Life Insurance Business:		
Insurance claims and other payments	231,885	219,352
Provision for policy reserve and others	344,939	349,666
Investment expenses	4,610	8,231
Operating expenses	81,982	87,270
Other ordinary expenses	8,744	10,300
Ordinary Expenses from the Non-life Insurance Business:		
Underwriting expenses	33,170	36,166
Investment expenses	8	3
Operating, general and administrative expenses	12,903	12,392
Other ordinary expenses	15	48
Ordinary Expenses from the Banking Business:		
Interest expenses	4,672	8,174
Fees and commissions	771	445
Other operating expenses	1,890	1,149
General and administrative expenses	7,088	7,665
Other ordinary expenses	650	58
Ordinary Profit	25,377	18,354
Extraordinary Gains	-	334
Extraordinary Losses	7,555	1,146
Provision for Reserve for Policyholders' Dividends	1,491	2,057
Income Before Income Taxes	16,330	15,485
Income Taxes - Current	17,236	20,270
- Deferred	(12,871)	(14,929)
Minority Interests	(427)	(123)
Net Income	11,537	10,021

Consolidated Statement of Changes in Net Assets [Unaudited]

(in millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	10,021	-	10,021
Net changes of items other than shareholders' equity	-	-	-	-	-
Total changes during the period	-	-	3,521	-	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	10,021
Net changes of items other than shareholders' equity	(676)	(408)	-	276	(808)	259	(548)
Total changes during the period	(676)	(408)	-	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

Consolidated Statements of Cash Flows [Unaudited]

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2007
Cash flows from operating activities:		
Income before income taxes	16,330	15,485
Depreciation and amortization	3,524	4,683
Impairment losses	5	0
Increase in policy reserve and others	355,467	359,544
Interest income and dividends	(36,549)	(47,714)
Interest expenses	4,681	8,182
Net (increase) decrease in loans	(113,082)	(45,245)
Net increase (decrease) in deposits	53,417	152,587
Net (increase) decrease in call loans and bills bought	107,522	(82,885)
Net increase (decrease) in call money and bills sold	86,100	(100,700)
Others, net	(72,511)	(33,626)
Subtotal	404,905	230,312
Interest and dividends received	41,374	52,737
Interest paid	(4,535)	(7,105)
Policyholders' dividends paid	(644)	(1,048)
Income taxes paid	(15,688)	(16,724)
Net cash provided by operating activities	425,411	258,171
Cash flows from investing activities:		
Investments in monetary trusts	(116,304)	(127,015)
Proceeds from sale of monetary trusts	-	61,700
Purchases of securities	(1,184,665)	(659,994)
Proceeds from sale and redemption of securities	767,116	661,927
Investments in loans	(39,996)	(49,602)
Collections of loans	32,723	40,002
Others,net	-	(500)
Subtotal	(541,127)	(73,482)
Purchases of property and equipment	(25,845)	-
Purchases of tangible fixed assets	-	(10,148)
Proceeds from sale of tangible fixed assets	-	1
Purchase of securities of a consolidated subsidiary	(1,571)	-
Others, net	(1,652)	(3,586)
Net cash used in investing activities	(570,196)	(87,215)
Cash flows from financing activities:		
Cash dividends paid	-	(6,500)
Net cash used in financing activities	-	(6,500)
Effect of exchange rate changes on cash and cash equivalents	79	41
Net increase (decrease) in cash and cash equivalents	(144,706)	164,496
Cash and cash equivalents at beginning of year	253,969	109,263
Cash and cash equivalents at end of year	109,263	273,760

Notes:

1. Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the Company Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as compared to the application and disclosure requirements of generally accepted accounting principles and practices in the United States of America. The Company's overseas subsidiary maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

The accompanying consolidated financial statements are prepared based on the consolidated financial statements of the Company and its subsidiaries (the "Companies") which are to be filed with the Financial Services Agency as required by the Insurance Business Law and the Banking Law. For the convenience of readers, the preparation is modified in certain respects from the original Japanese disclosed financial information.

2. Principles of Consolidation

(1) Scope of consolidation

The number of consolidated subsidiaries: 4

Consolidated subsidiaries: Sony Life Insurance Co., Ltd.
Sony Life Insurance (Philippines) Corporation
Sony Assurance Inc.
Sony Bank Inc.

(2) Application of the equity method

Not applicable

(3) Fiscal year of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements. All the other subsidiaries prepare their respective financial statements with a fiscal year end of March 31, the same as the date of the consolidated financial statements.

(4) Valuation of assets and liabilities of consolidated subsidiaries

A portion of the assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

3. Summary of Significant Accounting Policies

(1) Securities

Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner:
Securities held for trading purposes ("trading securities") are stated at fair value. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities with fair value are stated at fair value at fiscal year end, and the cost of such securities sold is determined by the moving-average method. Other securities designated as available-for-sale securities with no available fair value are stated at amortized cost (straight-line method) or at acquisition cost using the moving-average method. Net unrealized gains and losses on other securities above are reported, net of applicable income taxes, as a separate component of net assets.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(3) Tangible fixed assets

Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment.

(4) Intangible fixed assets

Intangible fixed assets are amortized on the straight-line method. Capitalized software for internal use is amortized using the straight-line method over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with each company's Self-Assessment Guidelines and Write-offs and Reserve Guidelines. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral and guarantees and by other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over a certain period. Each loan is subject to asset assessment by the operational departments in accordance with each company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal audit departments, which are independent from the operational departments, before the reserve amount is finally determined.

(6) Reserve for employees' bonuses

The reserve for employees' bonus is provided for the payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the current fiscal year.

(7) Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year end, based on the projected retirement benefit obligation at the fiscal year end.

(8) Reserve for directors' retirement benefits

The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations and calculated as the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year end.

(9) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(10) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at the fiscal year end.

(11) Leases transactions

Finance leases that have not been deemed to transfer ownership of the leased property to the lessees are accounted for as operating lease transactions.

(12) Hedge accounting

As for the hedge accounting method applied to hedging transactions for interest rate risk generated by financial assets and liabilities, the banking subsidiary applies deferred hedge accounting or fair value hedge accounting. Interest rate swaps are used as hedging instruments to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items via their grouping according to their maturity, in accordance with the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds, which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(13) Accounting for consumption taxes

The consumption taxes received or paid by the Company and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of the non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment, which is not deductible from the consumption taxes received, are deferred as "other assets" and amortized over a five-year period on a straight-line basis, while other non-deductible consumption taxes are charged as expenses in the period in which the consumption taxes are paid.

(14) Policy reserve

Pursuant to Article 116 of the Insurance Business Law, the domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts, and the policy reserve is calculated in the following manner.

a. Policies subject to the standard policy reserve apply the method stipulated by the Financial Services Agency (Ministry of Finance Directive 48, 1996).
b. Policies not subject to the standard policy reserve apply the net level premium method.

(15) Application of consolidated tax provision

The consolidated tax provision, under which Sony Corporation is the parent company, is applied to the Company and its domestic subsidiaries wholly owned by Sony Corporation.

(16) Statement No.5 "Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) of The Accounting Standard Board of Japan ("ASBJ") and ASBJ Guidance No.8 "Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) were applicable from the fiscal year ending on or after the implementation date of the Company Law. As a result, the Enforcement Ordinance of the Banking Law and the Enforcement Ordinance of the Insurance Business Law were revised and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2007, the Company has made certain adjustments to the terminology used in its consolidated balance sheet.

a. "Stockholders' Equity" was renamed "Net Assets" and divided into "Shareholders' equity", "Valuation and translation adjustments" and "Minority interests". The amount corresponding to conventional "Stockholders' Equity" as of March 31, 2007 was ¥266,162 million.
b. "Deferred hedge losses" and "Deferred hedge gains", which were included in "Other assets" and "Other liabilities", were combined. The combined amount, net of corresponding tax, is stated as "Net deferred losses on hedging instruments, net of taxes".
c. "Minority interests" was reclassified under "Net Assets".
d. "Property and equipment" was divided into "Tangible fixed assets", "Intangible fixed assets" and "Other assets".
e. "Software" was transferred from "Other assets" to "Intangible fixed assets".

(17) In accordance with ASBJ Statement No.6 "Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005) and ASBJ Guidance No.9 "Guidance on Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005), the Company provides a Consolidated Statement of Changes in Net Assets.

Exhibit A-13

Sony Life **NEWS RELEASE**

May 25, 2007
Sony Life Insurance Co., Ltd.

Disclosure of Embedded Value as of March 31, 2007

Tokyo, May 25, 2007 – Sony Life Insurance Co., Ltd. ("Sony Life"), a wholly-owned subsidiary of Sony Financial Holdings Inc., today announced its Embedded Value ("EV") calculations as of March 31, 2007. Sony Life discloses EV as one of the indices used to evaluate the corporate value of its life insurance business within the Sony Financial Holdings Group and the Sony Group. Sony Life maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the Company Law of Japan and the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). Therefore all of the statements made in this press release are based on Japanese GAAP. Sony Financial Holdings Inc.'s parent company, Sony Corporation, reports its financial statements in accordance with generally accepted accounting principles and practices in the United States.

Summary

Sony Life's EV as of March 31, 2007 and the amount of changes from the end of the previous fiscal year are as follows:

(Billions of yen)

		As of March 31, 2007	As of March 31, 2006	Change in Yen
EV		900.5	776.1	124.4
	Value of in-force business	638.8	499.8	139.0
	Adjusted net worth	261.7	276.3	(14.6)
Value of new business in the fiscal year		36.7	34.2	2.5

Value of in-force business = Present value of future after-tax profits on in-force business – Present value of cost of capital*.

"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth = (a) Total net assets in the balance sheets* + (b) Reserve for price fluctuations + (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land – (f) Unfunded employees' retirement benefits liability – (g) Deferred tax assets for (b), (c), (d), (e) and (f).

"Total net assets in the balance sheets" excludes net unrealized gain on bonds except for convertible bonds.

Value of new business in the fiscal year = the value of new policies written during the fiscal year.

1. Embedded Value Results for Sony Life

The Embedded Value of Sony life as of March 31, 2007 is as follows:

(Billions of yen)

		As of March 31, 2007	As of March 31, 2006	Change in Yen
EV		900.5	776.1	124.4
	Value of in-force business	638.8	499.8	139.0
	Adjusted net worth	261.7	276.3	(14.6)
Value of new business in the fiscal year		36.7	34.2	2.5

EV (Embedded Value) is calculated as the sum of the "value of in-force business" and "adjusted net worth". In Europe and Canada, EV is regarded as one of indices used for assessing the corporate value of a life insurance company.

The value of in-force business is calculated as follows:

Value of in-force business = Present value of future after-tax profits on in-force business

– Present value of cost of capital*.

"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth is calculated as follows:

Adjusted net worth = (a) Total net assets in the balance sheets* + (b) Reserve for price fluctuations

+ (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land

– (f) Unfunded employees' retirement benefits liability

– (g) Deferred tax assets for (b), (c), (d), (e) and (f).

"Total net assets in the balance sheets" excludes net unrealized gains on bonds except for convertible bonds.

Under Japanese GAAP, which applies to life insurance companies in Japan like Sony Life, the balance sheets do not indicate the present value of future profits on in-force business, while EV indicates the present value of future profits on in-force business, together with the company's adjusted net worth. For this reason, Sony Life believes EV serves as a supplement to the financial information provided under Japanese GAAP and is a helpful indicator used to evaluate corporate value. However, EV covers only existing in-force business as of the date of valuation, and does not include the potential value of future new business, which is also generally considered a constituent of the economic value of an insurance company.

2. Major Assumptions

The major assumptions employed in the calculation of EV at March 31, 2007 were as follows:

Item	Assumptions
Discount rate	6.0%
Investment yield on new investments	Investment yield on new investments is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds.
Mortality and morbidity rates	Based on Sony Life's experience over the three most recent fiscal years (FY2004 – FY2006)
Lapse and surrender rate	Based on Sony Life's experience over the three most recent fiscal years (FY2004 – FY2006)
Operating expenses	Calculated using the cost for the maintenance and administration of policies and for payments of claims is based on Sony Life's experience during the most recent fiscal year (FY2006)
Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2006).
Solvency margin ratio	For the purpose of calculating the cost of capital, maintenance of a solvency margin ratio of 600% was assumed.

1) Discount rate

The discount rate assumption was set by adding Sony Life's assumed risk premium (4.5%) to the risk-free rate (the yield on 10-year Japanese government bonds: 1.66%), as of the end of the fiscal year.

2) Investment yield

(1) Investment yield on new investments:

The investment yield on new investments assumption was calculated based on the implied forward rates computed from the yield curve of Japanese government bonds as of March 31, 2007, and assuming that Sony Life invests only in Japanese government bonds every year.

Sony Life sets the assumed investment yield on new investments using neutral assumptions set in light of the market environment at the end of each fiscal year. Neutral assumptions are made to avoid potential complications arising from the fact that the more Sony Life invests in assets with higher expected rates of return, the higher the calculated EV. Sony Life believes that assets with higher expected rates of return have higher risks and should be adjusted by discount rates when calculating EV.

(2) Investment yield on existing assets:

The investment yield on existing assets assumption was calculated separately for each asset, based on the following assumptions:

- For existing bonds other than convertible bonds, Sony Life assumed that it would hold them to maturity.
- For convertible bonds, Sony Life's calculations assumed that it would conduct rebalancing as of the date of evaluation as follows:

  After reflecting the unrealized gains from convertible bonds into its adjusted net worth, Sony Life immediately reinvests the remaining amount into Japanese government bonds.
- For stocks and other assets (policyholder loans, real estate, private equity funds, etc.), Sony Life assumed that it would maintain a balance at the end of the fiscal year within its own established internal limits for holdings of such assets.

Interest, dividends and proceeds from redemptions are calculated with the assumption that Sony Life would reinvest these proceeds into Japanese government bonds.

3. Movement analysis of EV from March 31, 2006

The change in EV from March 31, 2006 to March 31, 2007 is split into the following components.

(Billions of yen)

Item	Amount
(1) EV as of March 31, 2006	776.1
(2) Shareholder dividends	(6.5)
(3) Release from the value of in-force business	32.5
(4) EV of new policies for the year ended March 31, 2007	36.7
(5) Difference between assumptions and actual results for the year ended March 31, 2007	(19.6)
(6) Difference from changes in the assumptions	81.3
(7) EV as of March 31, 2007	900.5

Notes:

Item (3) corresponds to unwinding of the amount of discount for one year made as of March 31, 2006 on the value of in-force business.

4. Impact of Changing Assumptions (Sensitivities)

The impact of changing the underlying assumptions on EV at March 31, 2007 would be as follows:

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.0% to 5.0%	77.3	977.7
	From 6.0% to 7.0%	(63.0)	837.5
Solvency margin ratio	From 600% to 500%	7.5	908.0
	From 600% to 700%	(8.5)	892.0
Investment yield: +0.25%*	On total investments	54.6	955.1
	On new investments	36.3	936.8
Investment yield: -0.25%*	On total investments	(56.9)	843.5
	On new investments	(37.4)	863.1
Mortality and morbidity	Assumption x 1.1	(60.1)	840.4
Lapse and surrender rate	Assumption x 1.1	(16.3)	884.2
Operating expenses	Assumption x 1.1	(5.0)	895.5

*The impact of changes in investment yield assumptions is shown after taking into account the impact on policyholders' dividends.

5. Notes

Regulations require that certain reserves be set aside for payments to be made under variable life insurance and annuity contracts with minimum guaranteed benefits issued in the fiscal year 2005 and thereafter. In calculating EV as of March 31, 2007, while setting aside the reserve for guaranteed minimum death benefits ("GMDB") based on Japanese GAAP, Sony Life evaluated the future cash flows on GMDB for all existing variable life insurance policies using the stochastic method. This evaluation reduced EV as of March 31, 2007 by ¥4.3 billion and reduced EV as of March 31, 2006 by ¥3.2 billion.

6. Opinion of Outside Specialist

Sony Life has obtained an opinion letter from Milliman, Inc., an independent actuarial firm that possesses insurance actuarial expertise, as attached.

7. Disclaimer

Statements made in this press release contain calculations based on assumptions regarding future projections that are subject to risks and uncertainties. Actual future results might differ significantly from the assumptions used in the EV calculations. Therefore readers are advised to be cautious and not place undue reliance on these EV calculations in assessing the corporate value of Sony Life.

A MILLIMAN GLOBAL FIRM
Milliman
Consultants and Actuaries

〒102-8578
東京都千代田区紀尾井町4-1
ニューオータニガーデンコート 23F
Tel 03-5211-7031 Fax 03-5211-7033

New Otani Garden Court 23F
4-1 Kioicho Chiyoda-ku
Tokyo 102-8578, Japan
Tel +81 3 5211.7031 Fax +81 3 5211.7033
www.milliman.com

Submitted to:

The Board of Directors

Sony Life Insurance Co., Ltd..

May 22, 2007

Toshiyuki Ikuma, FIAJ

Managing Director & Senior Consultant

Opinion Regarding the Embedded Value Calculations of Sony Life

This opinion is offered in connection with embedded value calculations of Sony Life Insurance Co., Ltd. ("Sony Life") as of March 31, 2007. Any distribution of this document must be in its entirety.

Qualifications

Toshiyuki Ikuma, Managing Director of Milliman, Inc. in Japan (hereafter referred to as "Milliman"), is a Fellow of the Institute of Actuaries of Japan (hereafter referred to as "IAJ". Ikuma is qualified as an actuary and is obligated to follow the Code of Conduct of the IAJ.

Professional Background

While no standard of practice has been drafted in Japan with respect to the development of embedded values, a broad consensus regarding methods and choice of assumptions can be said to exist worldwide, such as the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the CFO Forum publication *European Embedded Value Principles* and *the Basis for Conclusions* in Europe. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, we have taken into consideration these guidelines and generally accepted principles in coming to this opinion. Here, Sony Life does not state its published EV as compliant with the European Embedded Value Principles (EEV Principles). Consequently, this letter does not confirm the compliance with EEV Principles.

This letter represents a professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, this letter is not offering an opinion on the market values of Sony Life, or its parents, Sony Financial Holdings Inc., and Sony Corporation.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Sony Life, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Sony Life professionals developed a financial model that can be used to project future cash flows and reported profits for Sony Life, given a set of experience assumptions. This model was used by Sony Life, along with balance sheet information and future experience assumptions, to calculate embedded values of Sony Life at March 31, 2007.

Sony Life asked Milliman to review methods and assumptions for consistency with Sony Life experience and evolving international standards. In addition, Milliman was asked to review Sony Life's model and results to form a broad conclusion regarding the accuracy of the technical calculations. Our review did not include a detailed audit of models.

Specifically, Milliman undertook the following:

(1) Review of Sony Life adjusted book value for material consistency with (a) figures shown in reported financials and (b) the methodology used to project future profits in developing existing business value.
(2) Review of the general consistency of embedded value assumptions with recent and expected future experience
(3) Review of model fit, in particular, the accuracy with which balance sheet and recent income statement items are reproduced by the model.
(4) Review of the consistency of embedded value methods with evolving global standards.

Reliance

In the course of this work, Milliman professionals depended on data and information provided by Sony Life. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Sony Life, in particular, the values of balance sheet assets and the size of reported liabilities.
2. Data and related information on in-force business at March 31, 2007, and other dates.
3. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures.
4. Information on business plans, in particular, the Sony Life's expectation for future investment allocations, and the company' s projections of future yields based on in-force assets and expected future investment policy.
5. Various experience studies, for example lapse, mortality, and morbidity, prepared by Sony Life professionals.
6. Various operational expense information, in particular, aggregate and unit expense analysis provided by the company.
7. Future cash flows and other financial projection output developed by Sony Life professionals.

We performed no formal audit of this data and information, and the validity of this opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which this letter is Opining

The embedded value results, as of March 31, 2007, that are the subject of this opinion, are summarized in the table below:

(Y 100 millions)

Item	Amount
Adjusted Book Value	2, 617
Existing Business Value, after tax and cost of capital	6, 388
Total Embedded Value	9, 005
Value One Year Sales	367

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2007), and we have not considered such changes in rendering this opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expenses. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

It is important to appreciate that embedded values are developed using a single, deterministic set of

assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with Sony Life's variable life insurance block. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, I confirm that Sony Life's embedded value, as of March 31, 2007, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, I believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

Exhibit A-14

Press Release

Sony Bank's Mortgage Loans to Be Handled by Seven Bank

May 14, 2007

Sony Bank Inc., an 88.0%-owned subsidiary of Sony Financial Holdings, today announced that Seven Bank, Ltd. ("Seven Bank") began handling Sony Bank's mortgage loans starting from May 14, 2007, at five of Seven Bank's staffed counters (two in Tokyo, two in Chiba Prefecture, and one in Saitama Prefecture). On December 20, 2006, the two banks had already commenced a service to open Sony Bank accounts at these counters.

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on May 14, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-15

Press Release

Sony Assurance Announces Results of Review into the Appropriateness of Its Fire Insurance Solicitation System

April 27, 2007

Sony Assurance Inc., a wholly-owned subsidiary of Sony Financial Holdings, today announced the nearly-complete results of a review that it began conducting in January 2007 into the appropriateness of solicitation system on its fire insurance (including earthquake insurance) policies* . The review, which included contracts, was conducted from the standpoint of enhancing appropriateness. On policies that were discovered to have mistaken premiums, the company is taking steps to revise contracts and return the premium amount to account for the difference between past premiums paid and the correct premium amounts. The company sincerely apologizes for any inconvenience it has caused to its customers and is mounting a companywide effort to strengthen its systems to prevent a recurrence.

* At present, the scope of Sony Assurance's fire insurance is only mortgage loan specific long-term fire insurance sold through a specified agency, and is not sold directly.

1. Review Results

On in-force and lapsed fire insurance (including earthquake insurance) policies, the company reviewed the contracts that were basis for premium calculations, then examined the appropriateness of premiums on all policies having possibility of premium errors. As a result of this review, the company discovered 21 cases, corresponding to premium overpayments of ¥3,601 thousand, caused by such issues as the failure to apply discounts.

2. Measures to Prevent Recurrence

In addition to reviewing the contracts, which are basis for premium calculations on fire insurance (including earthquake insurance) policies, Sony Assurance will

review the solicitation system. With the aim of enhancing the appropriateness of its insurance policies, Sony Assurance will work on (i) strengthening its system of providing explanations to customers both at the time of explaining product specifics and at policy application and (ii) strengthening its administrative process (reviewing the operation flow, enhancing education and training, and improving manuals).

Note: This is an English-language summary of a Japanese announcement made by Sony Assurance on April 27, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-16

Press Release

Statement on Media Reports (April 26)

April 26, 2007

Today there were media reports on a plan for an initial public offering of Sony Financial Holdings Inc. Sony Financial Holdings Inc. has previously stated its intent to prepare for an IPO in the year ending in March 2008 or later, but the details have not been determined.

This announcement is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements.

Exhibit A-17

Press Release

Sony Life Announces Current Status of Results of Reinvestigation into Inadvertent Nonpayment of Insurance Claims and Others

April 13, 2007

Sony Life Insurance Co., Ltd., a wholly-owned subsidiary of Sony Financial Holdings, today announced the results of its reinvestigation into claims and other payments during the period from April 2001 through March 2006. Today, Sony Life also reported to the Financial Services Agency of Japan the results of its investigation, the cause of issues discovered and measures to prevent recurrence.

With regard to policies for which inadvertent nonpayment of claims and others were discovered, Sony Life immediately began contacting the respective policyholders or policy claim recipients and paying these claims and others as processed. Sony Life deeply regrets the occurrence of these incidents and apologizes sincerely for any inconvenience it has caused. The company is keenly aware of the gravity of the situation and is taking full-fledged efforts to prevent a recurrence as a top management priority. Going forward, Sony Life will keep striving to raise its level of service to customers.

1. **Results of the Reinvestigation into the Payment Status of Insurance Claims and Others**

   During the period from April 2001 through March 2006, insurance claims and others were paid on a total of approximately 550 thousand policies, (of which, approximately 510 thousand were for individual life insurance). Of this number, reinvestigation results indicate that inadvertent non-payments, on which additional payment may be necessary, number 243 policies (amounting to a total of ¥18,814 thousand).

   Note: In addition 3,732 claims and others for which the company may be liable for payment

are under investigation with the necessity to confirm with medical institutions and policyholders. The company expects to announce these results at the end of June 2007, once confirmation is complete.

2. Measures to Prevent Recurrence

Sony Life has taken the establishment of a claims payment administrative system as a top management priority for the fiscal year ending in March 2008. To reassure its policyholders, the entire company will work in concert to prevent a recurrence. The company has established a "special project for introduction of countermeasures to strengthen the management structure of the payment of insurance claims and others," which reports directly to Sony Life's President and Representative Director. This project team will provide the company's Executive Officers Board with regular reports on the implementation status of measures to prevent recurrence. The board will confirm these measures, ensuring that the company's management cadre assumes full responsibility.

Note: This is an English-language summary of a Japanese announcement made by Sony Life on April 13, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-18

Press Release

Sony Assurance Reports Results of Additional Investigation of Inadvertent Nonpayment of Claims on Additional Coverage

March 30, 2007

Sony Assurance, Inc., a wholly-owned subsidiary of Sony Financial Holdings, today announced the results of its additional investigation into the inadvertent nonpayment of claims on additional insurance coverage. Today, Sony Assurance also reported these findings to the Financial Services Agency of Japan.

As soon as the inadvertent nonpayment of a claim were found, Sony Assurance contacted the customer and proceeded to pay the claim. The company humbly apologizes for those cases that have come to light and for any concern and inconvenience they may have caused. Keenly aware of the severity of those matters, Sony Assurance is initiating a variety of measures to prevent the situation from recurring.

1. **Number of Instances of Inadvertent Nonpayment of Claims**

   Sony Assurance made additional investigations for instances of inadvertent nonpayment of claims on additional insurance coverage during the period extending from April 2002 through June 2005, uncovering an additional 2,530 cases with nonpayment amounts totaling ¥149 million. Adding these results to cases previously discovered brings the total during this period to 3,078 cases, with nonpayment amounts totaling ¥174 million.

2. **Measures to Prevent Recurrence**

   To ensure that claims are paid properly, Sony Assurance has already implemented measures to prevent recurrence. These include stronger processes for providing explanations to customers, managing payments, developing products and supervising business. The company will continue to enhance these

procedures to prevent the future recurrence of inadvertent nonpayment of insurance claims.

Note: This is an English-language summary of a Japanese announcement made by Sony Assurance on March 30, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-19

Press Release

Sony Bank's Plans to Offer Securities Intermediary Services

March 2, 2007

Sony Bank Inc., an 88%-owned subsidiary of Sony Financial Holdings, was preparing to acquire shares in Kaiyo Securities Co., Ltd. ("Kaiyo Securities") and convert this company to an Internet-specialized securities subsidiary, with the aim of providing full-fledged securities intermediary services to the bank's customers. However, Sony Bank today announced that it has not acquired these shares, as conditions to convert Kaiyo Securities into a Sony Bank subsidiary were not met.

Sony Bank remains committed to its plans to provide full-fledged securities intermediary services and will continue to negotiate for the use of stop-loss and other services provided by Kaiyo Securities.

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on March 2, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-20

PRESS RELEASE

AEGON Sony Life

The Hague / Tokyo, January 25, 2007

AEGON and Sony Life to establish life insurance company in Japan

AEGON N.V. ("AEGON") and Sony Life Insurance Co., Ltd. ("Sony Life") today announce their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products, that will be distributed through Sony Life's Lifeplanner® channel as well as through banks and other financial institutions. Sony Life, distinguished for its extensive "life planning" consulting business, regards this joint venture opportunity with AEGON as a means for strengthening its "life planning" principle by broadening the range of product offerings. The partnership between AEGON and Sony Life is expected to be operational early in 2008, subject to final agreement and regulatory licensing and approval.

"We are very excited by the prospect of combining our expertise and skills with the highly-respected brand and distribution strength of Sony Life," said AEGON Chairman and CEO Donald J. Shepard. "The Japanese market presents a significant opportunity for companies that are able to develop innovative products and services that can effectively respond to the developing need. Together we look forward to building a platform that will be the basis for ongoing collaboration in the years ahead."

"Sony Life believes that, along with life insurance products, individual annuity insurance products will be another core pillar of Sony Life's "life planning" principle given the aging population. In pursuing our commitment as a life insurance company to protect customers throughout their lives, Sony Life has decided to establish the new company with a reputed and experienced player like AEGON in order to enhance our capability to offer cutting-edge annuity products to the customers promptly," said Sony Life President, Taro Okuda.

The annuity market in Japan has been rapidly growing, driven by variable annuity products following the deregulation of sales through banks in 2002. Variable annuity assets totaled over JPY 10 trillion (USD 85 billion) at the end of March 2006, and the sales were nearly JPY 2 trillion (USD 17 billion) in the 1st half of fiscal year of 2006 (April – September 2006). It is generally anticipated that demand for variable annuity products in Japan will continue to be strong.

OUTLINE OF THE NEW COMPANY

Corporate name: To be discussed
Headquarters: Tokyo, Japan (planned)
Initial capitalization: approximately JPY 20 billion (100% basis)
Corporate establishment: Within 2007
Launch of sale: Q1, 2008
Equity ownership: Sony Life 50%, AEGON 50%
Management: Co-managed via 2 representative directors (one from Sony Life and the other from AEGON)
Number of employees: About 60 persons (at the launch of sale)

ABOUT AEGON

AEGON is one of the world's largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers its local business units to identify and provide products and services that meet the evolving needs of its customers, using distribution channels best suited to their local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON's three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, India, Taiwan, Czech Republic, Hungary, Poland, Slovakia and Spain.

AEGON is a leading provider of variable annuity products in the Americas with USD 5 billion in sales as reported in the first nine months of 2006 and over USD 50 billion in variable annuity balances as of September 30, 2006. AEGON aims to transfer products and expertise across its various markets and is in the process of introducing variable annuity products in Europe, based on the success of product features initially introduced in the US market.

ABOUT Sony Life

Sony Life Insurance Co., Ltd., is a wholly owned subsidiary of Sony Financial Holdings Inc. and accounts for the major portion of the Sony Financial Holdings Group in terms of history and scale of business. Sony Life was the first company in Japan which introduced the "Lifeplanner® system"- providing optimal life insurance products tailored to the specific needs of each and every customer based on consulting expertise by Lifeplanner® sales employees who possess advanced financial knowledge and abundant experience. Customers' satisfaction from this approach has enabled Sony Life to continue expanding its business each year since it began operations. Sony Life has requested ratings from several agencies to help customers make objective decisions concerning its ability to finance insurance and pay claims and benefits. Standard & Poor's has assigned Sony Life an A+ rating and describes the Company as offering "strong" insurer financial strength. Moody's Investors Service has assigned an Aa3 rating and describes the Company as offering excellent financial security (both as of June 2006).

Profile (as of the end of September 2006 and in Japanese statutory accounting principle unless otherwise stated):

- Establishment: August 1979
- Capitalization: JPY 65 billion
- Employees: 5,264 (including 3,804 Lifeplanner®)
- Total assets: JPY 3,204 billion
- Insurance policy in force: JPY29,674 billion (the sum of individual life insurance and individual annuities)
- Income from insurance premiums and others: JPY290 billion (in the 1st half of the year of FY 2006)
- Fiscal year: April1 to March 31

("Lifeplanner" is a registered trademark of Sony Life Insurance Co., Ltd.)

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as 'believe', 'estimate', 'target', 'intend', 'may', 'expect', 'anticipate', 'predict', 'project', 'counting on', 'plan', 'continue', 'want', 'forecast', 'should', 'would', 'is confident' and 'will' and similar expressions as they relate to AEGON and/or Sony Life are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Neither AEGON nor Sony Life undertakes any obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

- All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
- Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
- Changes in the performance of financial markets, including emerging markets, including:
  - The frequency and severity of defaults by issuers in AEGON's and/or Sony Life's fixed income investment portfolios; and
  - The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities AEGON and/or Sony Life hold(s);
- The frequency and severity of insured loss events;
- Changes affecting mortality, morbidity and other factors that may affect the profitability of AEGON's and/or Sony Life's insurance products;
- Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
- Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
- Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
- Changes in laws and regulations, particularly those affecting AEGON's and/or Sony Life's operations, the products AEGON and/or Sony Life sell(s) and the attractiveness of certain products to consumers;
- Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON and/or Sony Life operate(s);
- Acts of God, acts of terrorism, acts of war and pandemics;
- Changes in the policies of central banks and/or governments;
- Litigation or regulatory action that could require AEGON and/or Sony Life to pay significant damages or change the way AEGON and/or Sony Life do(es) business;
- Customer responsiveness to both new products and distribution channels;
- Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for AEGON's and/or Sony Life's products;
- AEGON's and/or Sony Life's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
- The impact on AEGON's and/or Sony Life's reported financial results and financial condition as a result of the adoption of International Financial Reporting Standards.

Exhibit A-21

Press Release

Sony Bank Services to Be Handled by Seven Bank

December 6, 2006

Sony Bank Inc., an 88.0%-owned subsidiary of Sony Financial Holdings, today announced that Seven Bank, Ltd. ("Seven Bank") would begin handling Sony Bank's services on December 20, 2006, at five of Seven Bank's staffed counters (two in Tokyo, two in Chiba Prefecture, and one in Saitama Prefecture). At these counters, customers will be able to open Sony Bank accounts. In addition, customers will be able to open Sony Bank accounts through Seven Bank's web site (Japanese only).

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on December 6, 2006. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-22

Press Release

Sony Bank Starts ATM Affiliation with Seven Bank

December 5, 2006

Sony Bank Inc., an 88.0%-owned subsidiary of Sony Financial Holdings, today announced that Sony Bank and Seven Bank, Ltd. ("Seven Bank") would begin an ATM affiliation on December 20, 2006. Through this affiliation, Sony Bank's cardholders will be able to make withdrawals, cash deposits and balance inquiries, as well as make and repay card loans at ATMs operated by Seven Bank essentially 24 hours a day* , 365 days a year, free of commissions. As of December 5, 2006, Seven Bank operates 11,854 ATMs in 32 prefectures.

* Services are unavailable each week from 9:00p.m. on Sunday to 7:00a.m. on Monday.

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on December 5, 2006. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-23

Press Release

Sony Life Enters Tie-up with Watami Co., Ltd., in the Nursing Care Business

September 28, 2006

Sony Life Insurance Co., Ltd. ("Sony Life"), a wholly-owned life insurance subsidiary of Sony Financial Holdings, today announced that it has reached a basic agreement with Watami Co., Ltd. ("Watami"), to collaborate in the nursing care business.

1. **Objective of the Alliance**

   Sony Life and Watami aim "to provide quality nursing care services to enable as many people as possible to maintain happy lives as they age." The two companies' corporate philosophies are mutually reinforcing and compatible with this objective. The vision of Watami's nursing care business is to provide heartfelt nursing care to as many senior citizens as possible, helping them to live happy lives, and Sony Life's philosophy is to work constantly to provide high-quality services that meet customers' expectations and earn their trust.

2. **Outline of the Alliance**

   (i) Scope

   - Sony Life's development of life insurance products and provision of consulting services through its Lifeplanner® sales employees will benefit from input at the nursing care point of contact.
   - The companies will mutually communicate customers' needs as they operate and develop nursing care facilities.
   - Sony Life's life planning services will be provided to potential customers of Watami's nursing care facilities.
   - Watami will provide preferential treatment to customers that Sony Life introduces, offering priority in entering facilities and discounts on lump-sum move-in payments for customers with whole-life residential contracts.

(ii) Sony Life's Infusion of Capital

- Sony Life will inject capital into Watami to reinforce the relationship.

(iii) Personnel Exchange

- Sony Life will dispatch senior management to Watami no KAIGO Co., Ltd., a wholly-owned nursing care business subsidiary of Watami.
- The companies will establish an exploratory committee on the nursing care business.

3. **About Watami**

(i) About the Company

Founded in 1984, Watami first listed on the OTC market in 1996. Since March 2000, the company's shares have been traded on the First Section of the Tokyo Stock Exchange. The company commenced the full-fledged development of the nursing care business by acquiring RnoKAIGO Inc. in March 2005. Converting to a holding company structure in April 2006, Watami's business development focuses on fields where "people" are the main factor for differentiation, including businesses in food service, nursing care, agriculture, environment and education. As of September 1, 2006, Watami operates 599 restaurants both inside and outside of Japan and has 20 nursing care facilities in Japan. The company also owns agricultural land spanning 450.5 hectares (as of May 2006). Under the slogan of "being the company that receives the most 'thank yous' in the world," Watami aims to achieve consolidated sales of ¥1 trillion by the year 2020, including ¥300 billion from nursing care business provided at 1,000 facilities.

Capital	**¥4.33 billion**
Number of Employees	2,827 (groupwide, as of April 1, 2006)

(ii) Watami's Nursing Care Business

In the nursing care business, Watami develops Rest Villa and Revita facilities,

which are operated by Watami no KAIGO Co., Ltd. By maximizing the expertise cultivated through its food service business as well as group synergies in the areas of dining, hospitality services, facilities and maintenance, low-cost facility construction and facility development, Watami is developing a value-added nursing care business that "allows regular people to live happy lives on average pensions." Nursing care business is growing, backed by strong demand, as is indicated by occupancy ratios of 90% at existing facilities.

(III) Watami's History in Nursing Care

July 2004	**Entered the nursing care business**
March 2005	Acquired RnoKAIGO Inc.
April 2005	Started management and operation (with occupancy ratios of less than 60%)
April 2006	Changed company name to Watami no KAIGO Co., Ltd. Occupancy ratios at existing facilities exceeded 80%
July 2006	Opened new facilities (with occupancy ratios that significantly exceeded the company's original targets)
Current	Occupancy ratios of 90% at existing facilities

Watami's original plan was to operate eight facilities in the year ending in March 2008, but has since revised this target upward to 12.

4. **About Sony Life**

Sony Life emerged through the Sony spirit of contributing to society by taking on challenges. By delivering consulting-based tailor-made life insurance products to customers, Sony Life has introduced a new perspective to Japan's life insurance industry. The company's innovative Lifeplanner® system and its service quality have been well received by customers, contributing to strong growth.

Sony Life currently focuses on enhancing its provision of "Lifeplanner Value®," as only its Lifeplanner® sales employees can, by staying in close contact with customers throughout their lives. Sony Life offers a unique approach. By supporting customers throughout their lives, Sony Life's Lifeplanner® sales employees work with customers, facing their challenges together and suggesting appropriate solutions to help turn their life dreams and goals into reality.

Established	**August 1979**
Capital	¥65.0 billion
Number of Employees	5,250 (including 3,826 Lifeplanner® sales employees)
Total Assets	¥3,103.2 billion
Insurance in force	¥29,084.5 billion (total of individual life insurance and individual annuities)
Income from Insurance Premiums	¥580.5 billion

* The figures stated above are as of March 31, 2006 or for the year ended in March 31, 2006, and are based on Japanese GAAP (generally accepted accounting principles).

* Lifeplanner and Lifeplanner Value are registered trademarks of Sony Life Insurance Co., Ltd.

Note: This is an English-language summary of a Japanese announcement made by Sony Life on September 28, 2006. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-24

Press Release

Sony Bank to Acquire Majority of Shares in Kaiyo Securities

August 24, 2006

Sony Bank Inc., an 88.0%-owned subsidiary of Sony Financial Holdings, announced today that it had reached a basic agreement with Kaiyo Securities Co., Ltd. ("Kaiyo Securities"), to acquire the majority of this company's shares, subject to the approval of the regulating authorities. The two companies have begun discussing transaction specifics.

1. **Purpose of Share Acquisition**

Since commencing operations in June 2001, Sony Bank has focused on Internet banking, primarily providing asset management products and services to individual customers. As part of its efforts to begin providing full-fledged securities intermediary services to its customers, Sony Bank intends to acquire shares in Kaiyo Securities and convert this company to an Internet-specialized securities subsidiary. As a result of this acquisition, in the first half of fiscal year 2007 Sony Bank plans to begin offering stop-loss* services on domestic equity transactions, thereby increasing the number of asset investment alternatives it offers to meet the broad-ranging financial needs of its customers.

* Stop-loss transactions are a unique service in Japan, provided by Kaiyo Securities. With these transactions, each customer share purchase is managed individually, and if market prices drop to a certain amount below the share acquisition price, the shares are sold automatically to limit the loss from equity investment.

2. **Share Acquisition Schedule**

Immediately after receiving approval from the authorities, Sony Bank intends to acquire a third-party allotment of new shares from Kaiyo Securities.

3. **Overview of Kaiyo Securities (As of March 31, 2006)**

Company Name	**Kaiyo Securities Co., Ltd.**
Capital	¥327.5 million
Established	August 11, 2004
Headquarters	Nago City, Okinawa Prefecture
Operations	Nago City, Okinawa Prefecture
Headquarters	Securities business, (primarily stop-loss transactions)
Representative	Hiroshi Kusu, President and Representative Director
Number of Directors and Employees	12

Note: Kaiyo Securities' operations are currently suspended.

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on August 24, 2006. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-25

Press Release

Sony Bank to Affiliate with Seven Bank in ATM Usage

August 11, 2006

Sony Bank Inc., an 88.0% subsidiary of Sony Financial Holdings, today announced that Sony Bank and Seven Bank, Ltd. ("Seven Bank"), have reached an agreement regarding ATM affiliation starting from December 2006. Under this agreement, Sony Bank's cardholders will be able to withdraw and deposit cash at ATMs operated by Seven Bank and situated in Seven Eleven convenience stores, Ito-Yokado superstores and at other locations. As of August 11, 2006, Seven Bank operated more than 11,500 ATMs in 30 prefectures. Service details, such as commissions, will be announced later.

Note: This is an English-language summary of a Japanese announcement made by Sony Bank on August 11, 2006. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit A-26

Sony Financial Holdings

June 14, 2006

Sony Financial Holdings Inc.

Announcement of New Management Team

Tokyo, June 14, 2006 – Sony Financial Holdings Inc. ("SFH") today announced that SFH has decided the following candidates for new management team, subject to the approval of the Ordinary General Meeting of Shareholders and the Board of Directors Meeting to be held on June 30, 2006.

1. Changes to the Member of the Board Scheduled for June 30, 2006:

Director

Newly Appointed:

Taro Okuda (Current Position: Executive Deputy President and Director of Sony Life Insurance Co., Ltd.)

Resign:

Tamotsu Iba

Akiyoshi Kawashima

Statutory Auditor

Newly Appointed:

Masahiro Kodama (Current Position: Standing Statutory Auditor of Sony Assurance Inc.)

Masamitsu Kaneda (Current Position: Statutory Auditor) is to resign as of June 21, 2006.

2. New Management Team as of June 30, 2006:

Title	Name	Positions at Sony Corporation and the SFH Group*
Chairman Representative Director	Kunitake Ando	Chairman and Director of Sony Life Insurance Co., Ltd. Director of Sony Assurance Inc.
President Representative Director	Teruhisa Tokunaka	Director of Sony Bank Inc.
Executive Vice President Representative Director	Hiromichi Fujikata	Director of Sony Life Insurance Co., Ltd. Director of Sony Assurance Inc.
Director	Nobuyuki Oneda	Executive Vice President, Chief Financial Officer, and Corporate Executive Officer of Sony Corporation
Director	Shinichi Yamamoto	President and Representative Director of Sony Assurance Inc.
Director	Shigeru Ishii	President and Representative Director of Sony Bank Inc.
Director	Taro Okuda	President and Representative Director of Sony Life Insurance Co., Ltd.
Standing Statutory Auditor	Hiroshi Sano	Statutory Auditor of Sony Life Insurance Co., Ltd. Statutory Auditor of Sony Assurance Inc.
Statutory Auditor	Takemi Nagasaka	Senior General Manager, Accounting Department of Sony Corporation
Statutory Auditor	Hiroshi Ueda	Standing Statutory Auditor of Sony Bank Inc.
Statutory Auditor	Masahiro Kodama	Standing Statutory Auditor of Sony Assurance Inc.

*The SFH Group indicates SFH, Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. Positions at Sony Corporation, Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc. are subject to the approval of each company's General Meeting of Shareholders and Board of Directors Meeting to be held on June 22, June 29, June 22, and June 28, 2006, respectively.

For inquiries:
Kayoko Miyako
Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/english/

Exhibit A-27

Sony Life

NEWS RELEASE

May 29, 2006
Sony Life Insurance Co., Ltd.

Disclosure of Embedded Value as of March 31, 2006

Tokyo, May 29, 2006 – Sony Life Insurance Co., Ltd. ("Sony Life"), a wholly-owned subsidiary of Sony Financial Holdings Inc., today announced Sony Life's Embedded Value ("EV") calculations as of March 31, 2006 as attached. Sony Life discloses the EV as one of the indices used to evaluate its corporate value of the life insurance business within the Sony Financial Holdings Group and the Sony Group. Sony Life maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the former Commercial Code of Japan and the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). Therefore all of the statements made in this press release are based on Japanese statutory accounting standards. Sony Financial Holdings Inc.'s parent company, Sony Corporation, otherwise reports its financial statements in accordance with generally accepted accounting principles and practices in the United States.

Summary

Sony Life's EV as of March 31, 2006 and the amount of changes from the end of the previous fiscal year are as follows:

(Unit: Billions of Yen)

		As of March 31, 2006	As of March 31, 2005	Change in Yen
EV		776.1	539.3	236.8
	Value of in-force business	499.8	409.6	90.2
	Adjusted net worth	276.3	129.7	146.6
Value of new business in the fiscal year		34.2	38.1	(3.8)

Value of in-force business

= Present value of future after-tax profits on existing business – Cost of capital*.

*Cost of capital is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth

= (a) Total equity in the Balance Sheets* + (b) Reserve for price fluctuations + (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land – (f) Unfunded employees' retirement benefits liability – (g) Deferred tax assets for (b), (c), (d), (e) and (f).

*Total equity in the Balance Sheets excludes net unrealized gains on bonds except for convertible bonds.

Value of new business in EV represents the value generated by the sale of new policies during the fiscal year.

"Future after-tax profits on existing business", the Balance Sheets and the items quoted in "Adjusted net worth" are based on Japanese statutory accounting standards.

Attachment

1. Sony Life's EV Results

The EV results of Sony Life as of March 31, 2006 are as follows:

(Unit: Billions of Yen)

		As of March 31, 2006	As of March 31, 2005	Change in Yen
EV		776.1	539.3	236.8
	Value of in-force business	499.8	409.6	90.2
	Adjusted net worth	276.3	129.7	146.6
Value of new business in the fiscal year		34.2	38.1	(3.8)

EV (Embedded Value) is the sum of the "value of in-force business" and "adjusted net worth". In Europe and Canada it is regarded as a valuable source of information for assessing the corporate value of a life insurance company.

Value of in-force business is calculated as follows:

Value of in-force business = Present value of future after-tax profits on existing business – Cost of capital*.

*Cost of capital is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth is calculated as follows:

Adjusted net worth = (a) Total equity in the Balance Sheets* + (b) Reserve for price fluctuations +
(c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land –
(f) Unfunded employees' retirement benefits liability – (g) Deferred tax assets for (b), (c), (d), (e) and (f).

*Total equity in the Balance Sheets excludes net unrealized gains on bonds except for convertible bonds.

The above-mentioned future after-tax profits, the Balance Sheets, and the items quoted in "Adjusted net worth" are based on Japanese statutory accounting standards.

Under the current statutory accounting practices applicable to life insurance companies in Japan, balance sheets do not include future profits on existing business, while EV indicates the present value of future profits on existing business, together with the company's adjusted net worth. Therefore EV serves as a valuable supplement to statutory financial information and a helpful index used to evaluate corporate value. EV, however, covers only the existing in-force business as of the date of valuation, and does not include the potential value of the new business in the future which is to be considered as a constituent element of an economic value of an insurance company.

Attachment

2. Major Assumptions

The major assumptions employed in the calculation of EV are as follows:

Item	Assumptions
Discount rate	6.5%
Investment yield on new investments	The investment yield is based on the implied forward rates assuming Sony Life makes all new investments only in Japanese government bonds.
Mortality and morbidity rates	Based on the company's experience over the three most recent fiscal years (FY2003 – FY2005)
Surrender and lapse rate	Based on the company's experience over the three most recent fiscal years (FY2003 – FY2005)
Operating expenses	The unit cost for the maintenance and administration of policies and for payments of claims is based on Sony Life's experience over the most recent fiscal year (FY2005)
Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2005).
Required solvency margin ratio	600% For the purpose of calculating the cost of capital, the solvency margin ratio required to be maintained was assumed.

1) Discount rate

Discount rate is set by adding the company's assumed risk premium (4.5%) to the risk free rate (the yield on 10-year Japanese government bonds, which is approximately 1.77%) as of the end of the fiscal year.

2) Investment yield

(1) Investment yield on new investments

Investment yield on new investments was calculated based on the implied forward rates computed from the yield curve of Japanese government bonds as of March 31, 2006, and assumed that the company invests only in Japanese government bonds every year.

Sony Life set the assumed investment yield on new investments at the end of each fiscal year under neutral assumptions toward future market conditions. This was done in order to avoid complications that might arise due to the fact that the more Sony Life invests in assets with higher expected rates of return, the higher the EV is calculated, as Sony Life believed such assets contain higher risks and should be adjusted by discount rates in calculating EV.

(2) Investment yield on existing assets

Investment yield on existing assets was calculated separately for each asset with the following assumptions:

- For the existing bonds except for convertible bonds, Sony Life assumed to hold them to maturity.
- For convertible bonds, Sony Life calculated with assumptions that the company makes the following rebalancing as of the date of evaluation: After reflecting the unrealized gains from those convertible bonds into the adjusted net worth, Sony Life purchases straight bonds corresponding to marked-to-market bond portions while immediately reinvest the remaining amount into Japanese government bonds.
- For stocks and other assets (policyholder loans, real estate, private equity funds and so on), Sony Life assumed to maintain the balance at the end of the fiscal year within the limits on the company's internal holdings.

Interests, dividends and proceeds from redemptions are calculated with assumptions that Sony Life reinvests into Japanese government bonds.

Attachment

3. Movement analysis of EV

The change in EV from March 31, 2005 to March 31, 2006 is split into the components as follows:

(Unit: Billions of Yen)

Item	Amount
(1) EV as of March 31, 2005	539.3
(2) Shareholder dividends	(6.5)
(3) Release from the value of existing policies in force*	24.7
(4) EC of new policies for the year ended March 31, 2006	34.2
(5) Difference between assumptions and actual experience for the year ended March 31, 2006	137.2
(6) Difference from changes in the assumptions	47.2
(7) EV as of March 31, 2006	776.1

*Reversal of discount rate on the value of in-force business for the year.

The amount in (5) includes a ¥87.8 billion of increase in unrealized gains on securities except for bonds.

The amount in (6) includes a ¥25.9 billion of increase due to changes of method to evaluate convertible bonds.

4. Impact of Changing Assumptions (Sensitivities)

The impact of changing the underlying assumptions on EV is as follows:

(Unit: Billions of Yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.5% to 5.5%	57.1	833.2
	From 6.5% to 7.5%	(47.1)	729.0
Solvency margin ratio	From 600% to 500%	11.6	787.7
	From 600% to 700%	(12.9)	763.2
Investment yield: +0.25%*	On total assets	48.3	824.4
	On new assets	30.3	806.4
Investment yield: -0.25%*	On total assets	(49.7)	726.4
	On new assets	(30.6)	745.5
Mortality and morbidity	Assumption x 1.1	(52.4)	723.7
Surrender and lapse rate	Assumption x 1.1	(15.9)	760.1
Operating expenses	Assumption x 1.1	(4.0)	772.1

*The impact of changes in investment yield assumptions is also reflected in policyholders' dividends.

Attachment

5. Notes

It is required by regulation that certain reserves for guaranteed benefit features of variable life insurance and annuity contracts issued in fiscal year 2005 and thereafter, should be set aside. In calculating EV as of March 31, 2006, Sony Life, while setting aside the reserves for guaranteed minimum death benefits ("GMDB") based on Japanese statutory accounting standards, evaluated the future cash flow on GMDB for all the existing variable life insurance policies, by using stochastic method. This evaluation reduced EV by ¥3.2 billion.

For calculating EV as of March 31, 2006, Sony Life changed the treatment for the existing convertible bonds at fiscal year end. In calculating EV as of March 31, 2005, Sony Life assumed to hold the convertible bonds to maturity with the stock price level remaining unchanged from March 31, 2005 and after. But as described above, Sony Life calculated EV as of March 31, 2006 by assuming a rebalance of the convertible bonds as of the date of evaluation. This increased EV by ¥25.9 billion.

6. Opinion of Outside Specialist

Sony Life has obtained an opinion letter from Milliman Inc., an independent actuarial firm which possesses insurance actuarial expertise, as attached.

7. Disclaimer

Statements made in this press release contain the calculations based on assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future results might materially differ from the assumptions used in the EV calculations. Therefore readers are advised to be cautious and not to place undue reliance on EV calculations.

A MILLIMAN GLOBAL FIRM
Milliman
Consultants and Actuaries

〒102-8578
東京都千代田区紀尾井町4-1
ニューオータニガーデンコート 23F
Tel 03-5211-7031 Fax 03-5211-7033

New Otani Garden Court 23F
4-1 Kioicho Chiyoda-ku
Tokyo 102-8578, Japan
Tel +81 3 5211.7031 Fax +81 3 5211.7033
www.milliman.com

Submitted to:
The Board of Directors
Sony Life Insurance Co., Ltd..

May 22, 2006

Toshiyuki Ikuma, FIAJ
Managing Director & Senior Consultant

Opinion Regarding the Embedded Value Calculations of Sony Life

This opinion is offered in connection with embedded value calculations of Sony Life Insurance Co., Ltd. ("Sony Life") as of March 31, 2006. Any distribution of this document must be in its entirety.

Qualifications

Toshiyuki Ikuma, Managing Director of Milliman, Inc. in Japan (hereafter referred to as "Milliman"), is a Fellow of the Institute of Actuaries of Japan (hereafter referred to as "IAJ". Ikuma is qualified as an actuary and is obligated to follow the Code of Conduct of the IAJ.

Professional Background

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles. Further although Sony Life does not describe its EV as compliant with the CFO Forum publication *European Embedded Value Principles* together with *the Basis for Conclusions*, we have also considered those documents in forming our opinion.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market values of Sony Life, or its parents, Sony Financial Holdings Inc., and Sony Corporation.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Sony Life, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Sony Life professionals developed a financial model that can be used to project future cash flows and reported profits for Sony Life, given a set of experience assumptions. This model was used by Sony Life, along with balance sheet information and future experience assumptions, to calculate embedded values of Sony Life at March 31, 2006.

Sony Life asked Milliman to review methods and assumptions for consistency with Sony Life experience and evolving international standards. In addition, Milliman was asked to review Sony Life's model and results to form a broad conclusion regarding the accuracy of the technical calculations. Our review did not include a detailed audit of models.

Specifically, Milliman undertook the following:

(1) Review of Sony Life adjusted book value for material consistency with (a) figures shown in reported financials and (b) the methodology used to project future profits in developing existing business value.
(2) Review of the general consistency of embedded value assumptions with recent and expected future experience
(3) Review of model fit, in particular, the accuracy with which balance sheet and recent income statement items are reproduced by the model.
(4) Review of the consistency of embedded value methods with evolving global standards.

Reliance

In the course of this work, Milliman professionals depended on data and information provided by Sony Life. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Sony Life, in particular, the values of balance sheet assets and the size of reported liabilities.
2. Data and related information on in-force business at March 31, 2006, and other dates.
3. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures.
4. Information on business plans, in particular, the Sony Life's expectation for future investment allocations, and the company' s projections of future yields based on in-force assets and expected future investment policy.
5. Various experience studies, for example lapse, mortality, and morbidity, prepared by Sony Life professionals.
6. Various operational information, in particular, aggregate and unit expense analysis provided by the company.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2006, that are the subject of this opinion, are summarized in the table below:

(Y 100 millions)

Item	Amount
Adjusted Book Value	2, 763
Existing Business Value, after tax and cost of capital	4, 998
Total Embedded Value	7, 761
Value One Year Sales	342

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2006), and we have not considered such changes in rendering our opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expenses. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

It is important to appreciate that embedded values are developed using a single, deterministic set of

assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with Sony Life's variable life insurance block. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Sony Life's embedded value, as of March 31, 2006, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

Exhibit B-1

(Summary English Translation)

June 14, 2007

To Our Shareholders

Teruhisa Tokunaka,
President and Representative Director
Sony Financial Holdings Inc.
1-1, Minami Aoyama 1-chome,
Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 3RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sir/Madam:

Notice is hereby given that the 3rd ordinary general meeting of shareholders of Sony Financial Holdings Inc. (the "Company") will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are not able to attend the meeting, after examining the reference documents as set forth below, please affix your seal to the proxy enclosed herewith and send such proxy to us.

Schedule

1. Date and time: Friday, June 29, 2007 at 1:00 p.m.

2. Place: Executive conference room of the Company
   1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo

3. Subject matter of the meeting:

   Matters to be reported: Reports on the business report and the financial statements of the Fiscal Year 2006 (from April 1, 2006 through March 31, 2007)

   Matters to be resolved:

   First Agendum: Distribution of Surplus

   Second Agendum: Partial amendment to the Articles of Incorporation

   Third Agendum: Appointment of eight (8) Directors

   Fourth Agendum: Appointment of five (5) Statutory Auditors

Outline of each Agendum is set forth in the "Reference Documents" below.

Business Report

Status of Assets and Profit and Loss (Non-Consolidated)

(Yen in thousands; except for net income per share)

	Fiscal Year 2003	Fiscal Year 2004	Fiscal Year 2005	Fiscal Year 2006 (Current Year)
Operating revenue	-	**509,105**	**7,129,188**	**7,243,650**
Dividends received	-	-	6,500,000	6,500,000
Subsidiaries operating insurance businesses	-	-	6,500,000	6,500,000
Subsidiaries operating banking businesses	-	-	-	-
Subsidiaries operating other business	-	-	-	-
Net income	-	**26,183**	**6,534,738**	**6,536,935**
Net income per share (Yen)	-	**12.61**	**3,111.78**	**3,112.83**
Total assets	-	**186,499,092**	**193,049,376**	**193,150,751**
Stocks, etc. of subsidiaries operating insurance businesses	-	145,881,600	145,881,600	145,881,600
Stocks, etc. of subsidiaries operating banking businesses	-	40,000,000	44,071,350	44,071,350
Stocks, etc. of subsidiaries operating other businesses	-	-	-	-

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2007)

(Yen in thousands)

Item	Amount	Item	Amount
ASSETS		LIABILITIES	
Current Assets	**3,050,256**	**Current Liabilities**	**107,351**
Deposits	1,545,824	Accrued expenses	50,828
Accounts receivable	1,490,193	Accrued income taxes	13,299
Deferred income tax assets	14,238	Accrued office taxes	1,596
Fixed Assets	**190,100,494**	Accrued consumption taxes	10,299
(Fixed assets, tangible)	**(27,274)**	Accrued bonuses	23,766
Structures	15,792	Other	7,562
Tools and fixtures	11,481	**Long-term liabilities**	**68,481**
(Fixed assets, intangible)	**(4,814)**	Reserve for retirement benefits for directors and statutory auditors	68,481
Telephone rights	4	**TOTAL LIABILITIES**	**175,832**
Software	4,810	NET ASSETS	
(Investments and other assets)	**(190,068,405)**	**Common stock**	**5,500,000**
Stocks of affiliated companies	189,952,950	**Capital surplus**	**180,877,061**
Security deposits	87,137	Capital reserve	180,877,061
Deferred income tax assets	28,318	**Retained earnings**	**6,597,857**
		Other retained earnings	6,597,857
		Retained earnings carried forward	6,597,857
		TOTAL SHAREHOLDERS' EQUITY	**192,974,918**
		TOTAL NET ASSETS	**192,974,918**
TOTAL ASSETS	**193,150,751**	**TOTAL LIABILITIES AND NET ASSETS**	**193,150,751**

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(From April 1, 2006 to March 31, 2007)

(Yen in thousands)

Item	Amount
Operating revenue	
Charges and commissions received from affiliated companies	743,650
Dividends received from affiliated companies	6,500,000
Operating expenses	
Selling, general and administrative expenses	676,240
Operating income	**6,567,409**
Non-operating revenue	
Interest income	109
Other income	142
Ordinary income	**6,567,662**
Net income before taxes	**6,567,662**
Corporation tax, local tax and business tax	43,491
Corporate tax and other tax adjustments	△12,764
Net income	**6,536,935**

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(From April 1, 2006 to March 31, 2007)

(Yen in thousands)

Category	Shareholders' equity				Total net assets
	Common stock	Capital surplus	Retained earnings	Total shareholders' equity	
			Other retained earnings		
		Capital reserve	Retained earnings carried forward		
Balance as of March 31, 2006	5,500,000	180,877,061	6,560,921	192,937,982	192,937,982
Changes during the fiscal year					
Distribution of Surplus	-	-	△6,500,000	△6,500,000	△6,500,000
Net income	-	-	6,536,935	6,536,935	6,536,935
Total changes during the fiscal year	-	-	36,935	36,935	36,935
Balance as of March 31, 2007	5,500,000	180,877,061	6,597,857	192,974,918	192,974,918

Note: The following is scheduled to be resolved at the ordinary general meeting of shareholders to be held on June 29, 2007.

Matters concerning dividends on common stock:

(i) Total dividends: 6,500 million yen

(ii) Dividends per share: 3,095.23 yen

(iii) Record date: March 31, 2007

(iv) Effective date: June 30, 2007

Exhibit B-2

(Summary English Translation)

June 15, 2006

To Our Shareholders

Teruhisa Tokunaka,
President and Representative Director
Sony Financial Holdings Inc.
1-1, Minami Aoyama 1-chome,
Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 2ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sir/Madam:

Notice is hereby given that the 2nd ordinary general meeting of shareholders of Sony Financial Holdings Inc. (the "Company") will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are not able to attend the meeting, after examining the reference documents as set forth below, please affix your seal to the proxy enclosed herewith and send such proxy to us.

Schedule

1. Date and time: Friday, June 30, 2006 at 1:00 p.m.

2. Place: Executive conference room of the Company
   1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo

3. Subject matter of the meeting:

   Matters to be reported: Reports on the business report, the balance sheet and the profit and loss statement of the Fiscal Year 2005 (from April 1, 2005 through March 31, 2006)

   Matters to be resolved:

   First Agendum: Approval of the proposed appropriation of profit for the Fiscal Year 2005

   Second Agendum: Partial amendment to the Articles of Incorporation

   Outline of the Agendum is as described in the "Reference Documents concerning the Exercise of Voting Rights".

   Third Agendum: Appointment of seven (7) Directors

   Fourth Agendum: Appointment of one (1) Statutory Auditor

Business Report

Development of Business Results and Status of Assets (Non-Consolidated)

(Yen in thousands; except for the net income per share)

Category	Fiscal Year 2002	Fiscal Year 2003	Fiscal Year 2004	Fiscal Year 2005 (Current Year)
Operating revenue	-	-	**509,105**	**7,129,188**
Dividends received	-	-	-	6,500,000
Subsidiaries, etc. operating insurance businesses	-	-	-	6,500,000
Subsidiaries, etc. operating banking businesses	-	-	-	-
Subsidiaries, etc. operating other businesses	-	-	-	-
Net income	-	-	**26,183**	**6,534,738**
Net income per share (Yen)	-	-	**12.61**	**3,111.78**
Total assets	-	-	**186,499,092**	**193,049,376**
Stocks, etc. of subsidiaries, etc. operating insurance businesses	-	-	145,881,600	145,881,600
Stocks, etc. of subsidiaries, etc. operating banking businesses	-	-	40,000,000	44,071,350
Stocks, etc. of subsidiaries, etc. operating other businesses	-	-	-	-

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

(Yen in thousands)

Item	Amount	Item	Amount
ASSETS		LIABILITIES	
Current Assets	**2,967,126**	**Current Liabilities**	**78,940**
Cash and deposits	1,501,762	Accrued expenses	20,764
Accounts receivable	1,449,582	Accrued income taxes	12,808
Deferred income tax assets	15,332	Accrued office taxes	1,382
Other	449	Accrued consumption taxes	12,314
Fixed Assets	**190,082,249**	Accrued bonuses	23,682
(Fixed assets, tangible)	**(33,486)**	Other	7,988
Fixtures and fittings	18,487	**Long-term liabilities**	**32,452**
Tools and fixtures	14,999	Reserve for retirement benefits for directors and statutory auditors	32,452
(Fixed assets, intangible)	**(3,770)**	**TOTAL LIABILITIES**	**111,393**
Telephone rights	4	**SHAREHOLDERS' EQUITY**	
Software	3,766	**Common stock**	**5,500,000**
(Investments and other assets)	**(190,044,991)**	**Capital surplus**	**180,877,061**
Stocks of subsidiaries	189,952,950	Capital reserve	180,877,061
Security deposits	77,583	**Retained earnings**	**6,560,921**
Long-term deferred income tax assets	14,458	Unappropriated income	6,560,921
		TOTAL SHAREHOLDERS' EQUITY	**192,937,982**
TOTAL ASSETS	**193,049,376**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**193,049,376**

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(From April 1, 2005 to March 31, 2006)

(Yen in thousands)

Item	Amount
Ordinary profit and loss	
Operating profit and loss	
Charges and commissions received from subsidiaries	629,188
Dividends received from subsidiaries	6,500,000
Selling, general and administrative expenses	571,961
Operating income	**6,557,226**
Non-operating profit and loss	
Non-operating profit and loss	
Non-operating revenue	420
Interest income	420
Ordinary income	**6,557,647**
Net income before taxes	**6,557,647**
Corporation tax, local tax and business tax	38,801
Corporate tax and other tax adjustments	△15,892
Net income	**6,534,738**
Profit brought forward from the previous fiscal year	26,183
Unappropriated profit	**6,560,921**

PROPOSED APPROPRIATION OF PROFIT

(Yen)

Item	Amount
Unappropriated profit at the end of the fiscal year	6,560,921,967
TOTAL	**6,560,921,967**
The above is appropriated as follows.	
Dividends	6,500,000,000
Profit carried forward to the next fiscal year	60,921,967

Exhibit B-3

(Summary English Translation)

NEWS RELEASE

August 16, 2007
Sony Life Insurance Co., Ltd.

Announcement concerning Performance for the First Quarter of the Fiscal Year 2007 (Three months)

Sony Life Insurance Co., Ltd. (Taro Okuda, President) is announcing as below the performance of the company for the first quarter of the fiscal year 2007 (from April 1, 2007 until June 30, 2007).

Principal Performance for the First Quarter

		Compared to the same period of the previous year
Individual life insurance in force	30,371.9 billion yen	(4.2% increase)
Number of individual life insurance policies in force	4,181,576	(7.6% increase)
New individual life insurance	957.6 billion yen	(16.1% increase)
Number of new individual life insurance policies	129,221	(3.0% increase)
Annualized insurance premiums of life insurance in force	510.9 billion yen	(6.3% increase)
Third division	119.3 billion yen	(6.2% increase)
Annualized insurance premiums of new life insurance	15.8 billion yen	(3.6% increase)
Third division	3.4 billion yen	(0.7% decrease)
Insurance premiums	158.1 billion yen	(9.0% increase)
Total assets	3,522.5 billion yen	(14.6% increase)

[End of Document]

Exhibit B-4

Overview of FY2007 First Quarter Financial Position and Results of Operation

July 26, 2007

Company name: Sony Bank Inc.
(URL http://sonybank.net/)

Representative: Shigeru Ishii
President and Representative Director

Contact person: Akihiro Matsushita
General Manager of Public Relations Department
(Telephone: 03-6230-5903)

Overview of Financial Position and Results of Operation as of and for FY2007 First Quarter (April 1, 2007 through June 30, 2007)

(1) Results of Operation (Note: Figures are rounded off to the nearest million yen.)

	Ordinary revenue		Ordinary profit		Net income	
	Million yen	%	Million yen	%	Million yen	%
FY2007 first quarter	5,382	(7.0)	509	(78.7)	509	(78.7)
FY2006 first quarter	5,030	(37.7)	285	(30.7)	285	(30.7)
(Reference) FY2006	19,470	(13.0)	1,354	(Δ39.2)	1,023	(Δ68.6)

	Net income per share	Gross operating profit		Net business profit	
	Yen	Million yen	%	Million yen	%
FY2007 first quarter	1,108.81	2,483	(5.2)	513	(75.9)
FY2006 first quarter	570.11	2,360	(23.0)	291	(37.5)
(Reference) FY2006	2,046.92	9,056	(Δ3.9)	1,366	(Δ39.1)

(2) Financial Position

	Total assets	Net assets	Ratio of shareholders' equity	Net assets per share	Capital adequacy ratio (Domestic standard)
	Million yen	Million yen	%	Yen	%
FY2007 first quarter	871,251	37,205	4.27	74,411.19	11.21 (approx.)
FY2006 first quarter	725,749	35,292	4.86	70,584.13	9.56 (approx.)
(Reference) FY2006	806,848	36,878	4.57	73,756.03	11.49

	Balance in deposits	Balance of loans	Balance of securities	Amount of capital expenditure
	Million yen	Million yen	Million yen	Million yen
FY2007 first quarter	796,577	303,102	360,911	109
FY2006 first quarter	634,950	245,273	414,987	236
(Reference) FY2006	752,366	284,712	381,234	871

(3) Status of Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of term
	Million yen	Million yen	Million yen	Million yen
FY2007 first quarter	Δ28,606	32,769	-	12,139
FY2006 first quarter	Δ51,933	42,736	-	6,989
(Reference) FY2006	Δ78,756	70,547	-	7,977

Exhibit B-5

(Summary English Translation)

NEWS RELEASE

February 8, 2007
Sony Life Insurance Co., Ltd.

Announcement concerning Performance for the First Three Quarters of the Fiscal Year 2006

Sony Life Insurance Co., Ltd. (Taro Okuda, President) is announcing the performance of the company for the first three quarters of the fiscal year 2006 (from April 1, 2006 until December 31, 2006).

<u>Principal Performance for the First Three Quarters</u>

		Compared to the same period of the previous year
Individual life insurance in force	29,832.8 billion yen	(4.3% increase)
Number of individual life insurance policies in force	4,042,097	(8.0% increase)
New individual life insurance	2,615.5 billion yen	(4.7% increase)
Number of new individual life insurance policies	387,819	(3.2% increase)
Annualized insurance premiums of life insurance in force	497.6 billion yen	(6.4% increase)
Third division	115.8 billion yen	(7.3% increase)
Annualized insurance premiums of new life insurance	49.2 billion yen	(9.4% increase)
Third division	10.9 billion yen	(0.1% decrease)
Insurance premiums	442.9 billion yen	(4.2% increase)
Total assets	3,325.4 billion yen	(11.0% increase)

[End of Document]

Exhibit B-6

Overview of FY2006 Third Quarter Financial Position and Results of Operation

January 30, 2007

Company name: Sony Bank Inc.
(URL http://sonybank.net/)

Representative: Shigeru Ishii
President and Representative Director

Contact person: Hideki Azumi
General Manager of Public Relations Department
(Telephone: 03-6230-5903)

Overview of Financial Position and Results of Operation as of and for FY2006 Third Quarter

(1) Results of Operation (Note: Figures are rounded off to the nearest million yen.)

Nine months (April 1, 2006 through December 31, 2006)

	Ordinary revenue		Ordinary profit		Net income	
	Million yen	%	Million yen	%	Million yen	%
9 months ended December 31, 2006	14,419	(18.9)	854	(Δ44.2)	432	(Δ71.6)
9 months ended December 31, 2005	12,122	(62.6)	1,531	(-)	1,529	(-)
FY2005	17,225	(51.7)	2,228	(-)	3,258	(-)

	Net income per share	Gross operating profit		Net business profit	
	Yen	Million yen	%	Million yen	%
9 months ended December 31, 2006	865.92	6,717	(0.1)	882	(Δ41.3)
9 months ended December 31, 2005	3,219.95	6,710	(121.7)	1,506	(-)
FY2005	6,821.86	9,420	(76.3)	2,245	(-)

Third quarter (October 1, 2006 through December 31, 2006)

	Ordinary revenue		Ordinary profit		Net income for the quarter	
	Million yen	%	Million yen	%	Million yen	%
FY2006 third quarter	4,866	(23.8)	263	(Δ21.2)	263	(Δ21.2)
FY2005 third quarter	3,930	(36.7)	334	(-)	334	(-)

	Net income per share for the quarter	Gross operating profit		Net business profit	
	Yen	Million yen	%	Million yen	%
FY2006 third quarter	527.78	2,211	(4.2)	266	(Δ20.6)
FY2005 third quarter	705.02	2,121	(74.3)	335	(-)

(2) Financial Position

	Total assets	Net assets	Ratio of shareholders' equity	Net assets per share	Capital adequacy ratio (Domestic standard)
	Million yen	Million yen	%	Yen	%
FY2006 third quarter	782,620	36,032	4.60	72,065.28	9.89 (approx.)
FY2005 third quarter	724,535	33,712	4.65	70,972.90	9.76 (approx.)
Business term ended March 2006	754,768	34,715	4.59	69,431.63	9.24

	Balance of deposits	Balance of loans	Balance of securities	Amount of capital expenditure
	Million yen	Million yen	Million yen	Million yen
FY2006 third quarter	717,527	260,707	393,232	736
FY2005 third quarter	601,446	200,055	459,016	290
(Reference) FY2006	599,952	239,467	449,549	431

(3) Status of Cash Flows

Nine months(April 1, 2006 through December 31, 2006)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of term
	Million yen	Million yen	Million yen	Million yen
9 months ended December 31, 2006	Δ81,162	75,614	-	10,638
9 months ended December 31, 2005	126,038	Δ132,065	-	13,746
FY2005	135,772	Δ141,859	2,500	16,186

Third quarter (October 1, 2006 through December 31, 2006)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of term
	Million yen	Million yen	Million yen	Million yen
FY2006 third quarter	2,670	1,641	-	10,638
FY2005 third quarter	8,968	Δ12,231	-	13,746

Exhibit B-7

(Summary English Translation)

NEWS RELEASE

July 28, 2006
Sony Life Insurance Co., Ltd.

Announcement concerning Performance for the First Quarter of the Fiscal Year 2006 (Three months)

Sony Life Insurance Co., Ltd. (Taro Okuda, President) is announcing the performance of the company for the first quarter of the fiscal year 2006 (from April 1, 2006 until June 30, 2006).

Principal Performance for the First Quarter

		Compared to the same period of the previous year
Individual life insurance in force	29,152.6 billion yen	(4.4% increase)
Number of individual life insurance policies in force	3,886,734	(7.9% increase)
New individual life insurance	824.8 billion yen	(2.7% increase)
Number of new individual life insurance policies	125,419	(0.6% increase)
Annualized insurance premiums of life insurance in force	480.8 billion yen	(5.6% increase)
Third division	112.3 billion yen	(7.3% increase)
Annualized insurance premiums of new life insurance	15.3 billion yen	(5.5% increase)
Third division	3.4 billion yen	(6.5% decrease)
Insurance premiums	145 billion yen	(3.5% increase)
Total assets	3,073.6 billion yen	(14.0% increase)

[End of Document]

Exhibit B-8

Overview of FY2006 First Quarter Financial Position and Results of Operation

July 27, 2006

Company name: Sony Bank Inc.
(URL http://sonybank.net/)

Representative: Shigeru Ishii
Representative Director and President

Contact person: Hideki Azumi
General Manager of Public Relations Department
(Telephone: 03-6230-5903)

Overview of Financial Position and Results of Operation as of and for FY2006 First Quarter (April 1, 2006 through June 30, 2006)

(1) Results of Operation (Note: Amounts are rounded off to the nearest million yen.)

	Ordinary revenue		Ordinary profit		Net income for the term	
	Million yen	%	Million yen	%	Million yen	%
FY2006 first quarter	5,030	(37.7)	285	(30.7)	285	(30.7)
FY2005 first quarter	3,652	(52.9)	218	(-)	218	(-)
(Reference) FY2005	17,225	(51.7)	2,228	(-)	3,258	(-)

	Net income per share for the term	Gross operating profit		Net business profit	
	Yen	Million yen	%	Million yen	%
FY2006 first quarter	570.11	2,360	(23.0)	291	(37.5)
FY2005 first quarter	459.04	1,917	(68.4)	212	(-)
(Reference) FY2005	6,821.86	9,420	(76.3)	2,245	(-)

(2) Financial Position

	Total assets	Net assets	Ratio of shareholders' equity	Net assets per share	Capital adequacy ratio (Domestic standard)
	Million yen	Million yen	%	Yen	%
FY2006 first quarter	725,749	35,292	4.86	70,584.13	9.56 (approx.)
FY2005 first quarter	650,029	35,614	5.47	74,978.90	11.41 (approx.)
(Reference) FY2005	754,768	34,715	4.59	69,431.63	9.24

	Balance of deposits	Balance of loans	Balance of securities	Amount of capital expenditure
	Million yen	Million yen	Million yen	Million yen
FY2006 first quarter	634,950	245,273	414,987	236
FY2005 first quarter	574,813	137,250	444,826	81
(Reference) FY2005	599,952	239,467	449,549	431

(3) Status of Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of term
	Million yen	Million yen	Million yen	Million yen
FY2006 first quarter	Δ51,933	42,736	-	6,989
FY2005 first quarter	113,065	Δ116,735	-	16,104
(Reference) FY2005	135,772	Δ141,859	2,500	16,186

Exhibit B-9

(Summary English Translation)

September 18, 2007

To whom it may concern:

Company Name: Sony Financial Holdings Inc.
Name of Representative: Teruhisa Tokunaka
President and Representative Director
(Code No. 8729. The section of TSE to which the Company will belong is not yet determined.)
Contact Person: Masaaki Konoo
General Manager of Corporate Communications and Investor Relations Department
(TEL: 03-5785-1074)

Announcement of Determination of Issue Price of New Shares and Provisional Terms for Book Building

At the meeting of the Board of Directors of the Company held on September 18, 2007, the Company determined the issue price and other undetermined matters in connection with the issuance of new shares and the offering for sale of existing shares by way of public offering, which were resolved at the meeting of the Board of Directors of the Company held on September 4, 2007.

1. Issue price of the new shares:	323,000 yen per share; provided, however, if the underwriting price falls below the issue price, the issuance of new shares shall be cancelled.
2. Aggregate amount of issue price of the new shares to be issued	24,225,000,000 yen
3. Provisional terms	The price range shall be from 380,000 yen

to 400,000 yen.

4. Reasons, etc. for determination of provisional terms

In determining the provisional terms above, as a result of interviews with institutional buyers, etc., mainly the following evaluations have been obtained:

(i) Each of the principal subsidiaries has unique sales channels and business models, such as consulting sales by Lifeplanner of Sony Life Insurance Co., Ltd., direct marketing of Sony Assurance Inc. and Sony Bank Inc. as an internet specialized bank, and differentiation from other companies in the same industry has been made;

(ii) Each of the principal subsidiaries has significant growth potential compared to other companies in the same industry; and

(iii)It is important for continuous growth of the Group to stably secure excellent human resources in the future, such as Lifeplanners.

In addition to the evaluations above, as a result of comprehensively considering comparisons with other companies in the same industry, the current market environments, etc., evaluations in the market of newly listed shares in recent days and the price fluctuation risk prior to the date of listing, we determined that the resonable provisional terms should be the price range from 380,000 yen to 400,000 yen.

Exhibit B-10

(Summary English Translation)

September 4, 2007

To whom it may concern:

Company Name: Sony Financial Holdings Inc.
Name of Representative: Teruhisa Tokunaka
President and Representative Director
(Code No. 8729. The section of TSE to which the Company will belong is not yet determined.)
Contact Person: Masaaki Konoo
General Manager of Corporate Communications and Investor Relations Department
(TEL: 03-5785-1074)

Announcement of Resolutions of Board of Directors Concerning Issuance of New Shares by way of Public Offering and Offering for Sale of Existing Shares

At the meeting of the Board of Directors of the Company held on September 4, 2007, the Company made resolutions as below relating to the issuance of new shares by way of public offering and the offering for sale of existing shares in conjunction with the listing of the shares of common stock of the Company on the Tokyo Stock Exchange.

1. Issuance of New Shares by way of Public Offering

(1) Class and number of the new shares to be issued:

75,000 shares of common stock of the Company (the number of the new shares to be issued may be changed at the meeting of the Board of Directors to be held on September 18, 2007):

(2) Issue price of the new shares:

Undetermined (to be determined at the meeting of the Board of Directors to be held on September 18, 2007)

(3) Payment date:

October 10, 2007 (Wednesday)

(4) Matters concerning the amounts of stated capital and capital reserve to be increased:

The amount of stated capital to be increased shall be the amount equal to one-half of the maximum increase amount of stated capital, etc. as calculated in accordance with the provision of Article 37, Paragraph 1 of the Ordinance of Company Accounting based on the underwriting price to be determined on October 1, 2007, and the amount of capital reserve to be increased shall be equal to the remaining amount thereof.

(5) Method of offering:

The method of offering shall be the public offering of new shares in Japan at the offer price for the issue through joint purchase and underwriting of all offered shares at the underwriting price by Nomura Securities Co., Ltd. and JP Morgan Securities Ltd. The underwriting price shall be determined at the same time as the offer price for the issue, and if the underwriting price is below the issue price, the issuance of new shares shall be cancelled. The joint lead managers of the public offering shall be Nomura Securities Co., Ltd. and JP Morgan Securities Ltd.

(6) Offer price for the issue:

Undetermined. (After the issue price of the new shares is determined, a price range no lower than the issue price of the new shares will be presented to the market as the provisional terms for determination of the offer price for the issue. Taking into consideration the market demand for the shares resulting from such provisional terms, the price fluctuation risk prior to the date of listing and other factors comprehensively, the offer price for the issue is scheduled to be determined on October 1, 2007.)

(7) Subscription period:

From October 2, 2007 (Tuesday) to October 5, 2007 (Friday)

(8) Unit of shares for subscription:

1 share

(9) Delivery date of share certificates:

October 11, 2007 (Thursday)

(10) Consideration for underwriters for the offering of new shares:

No commission shall be paid to the underwriters for the offering of new shares. In place thereof, the sum of the amount obtained by deducting the underwriting price from the offer price for the issue shall be the proceeds to be received by such underwriters for the offering of new shares.

(11) Place of handling of payment:

Sumitomo Mitsui Banking Corporation
Head Office Corporate Banking Department
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

(12) Other than those matters described in each of the foregoing items, any matters in connection with the issuance of the new shares for which a resolution of the Board of Directors is required will be determined at a meeting of the Board of Directors to be held hereafter.

(14) Each of the foregoing items shall be subject to the securities registration taking effect under the Securities and Exchange Law. If the offering for sale of existing shares in Japan under 2. below is cancelled, the issuance of the new shares hereunder shall also be cancelled.

2. Offering for Sale of Existing Shares through Purchase and Underwriting by Underwriters

(1) Class and number of shares to be sold:

725,000 shares of common stock of the Company

(2) Selling shareholder and number of shares to be sold:

Sony Corporation
7-1, Konan 1-chome, Minato-ku, Tokyo 725,000 shares

Such existing shares to be offered for sale will be broken down into 399,000 existing shares to be offered for sale in Japan and 326,000 existing shares to

be offered for sale outside Japan. Such breakdown is scheduled to be finalized on October 1, 2007 (the pricing date), taking into consideration the market demand for the shares, not exceeding the above-mentioned aggregate number of existing shares to be offered for sale, and the determination of such breakdown shall be delegated to a Representative Director; provided, however, that such aggregate number of existing shares to be offered for sale through purchase and underwriting by the underwriters may also be changed hereafter.

(3) Method of offering for sale:

The offering for sale shall be conducted simultaneously inside and outside Japan.

(i) Offering for sale of existing shares in Japan:

The method of offering for sale shall be the public offering for sale of existing shares in Japan at the offer price for the secondary offerings through joint purchase and underwriting of all offered shares at the underwriting price by Nomura Securities Co., Ltd., JP Morgan Securities Ltd., Daiwa Securities SMBC Co. Ltd. and Nikko Citigroup Limited (hereinafter, together with the underwriters for the offering of new shares, the "Japanese Underwriters").

(ii) Offering for sale of existing shares outside Japan:

The method of offering for sale shall be the offering for sale of existing shares in overseas markets, mainly in Europe and the United States (provided, however, that the offering in the United States is limited to the sales to qualified institutional buyers as prescribed in Rule 144A

under the U.S. Securities Act of 1933), through non-joint purchase and underwriting of all offered shares by J.P. Morgan Securities Ltd., Nomura International Plc and other underwriters (hereinafter the "International Underwriters for Secondary Offering," and together with the underwriters for the offering for sale of existing shares in Japan, the "Underwriters for Secondary Offerings"), respectively.

(4) Offer price for the secondary offerings:

Undetermined. (The offer price for the secondary offerings hereunder shall be the same amount as the offer price for the issue as described under 1. above.)

(5) Subscription period (in Japan):

The subscription period shall be the same period as the subscription period as described under 1. above.

(6) Unit of shares for subscription:

The unit of shares for subscription shall be the same unit as the unit of shares for subscription as described under 1. above.

(7) Delivery date of share certificates:

The delivery date of share certificates shall be the same date as the delivery date of share certificates as described under 1. above.

(8) Consideration for Underwriters for Secondary Offerings:

No commission shall be paid to the Underwriters for Secondary Offerings. In place thereof, the sum of the amount obtained by deducting the underwriting price from the offer price for the secondary offerings shall be the proceeds to be received by the Underwriters for Secondary Offerings. The underwriting price shall be the same amount as the underwriting price for the new shares to be issued under 1. above.

(9) Other than those matters described in each of the foregoing items, any matters in connection with the offering for sale of existing shares for which a resolution of the Board of Directors is required will be determined at a meeting of the Board of Directors to be held hereafter.

(10) Among the foregoing items, those items related to the offering for sale in Japan shall be subject to the securities registration taking effect under the Securities and Exchange Law. If the issuance of new shares under 1. above is cancelled, the offering for sale hereunder shall also be cancelled.

3. Offering for Sale through Over-Allotments

(1) Class and number of shares to be sold:

Up to 70,000 shares of common stock of the Company

(The above number of shares to be sold indicates the maximum number. Depending on the market demand for the shares, such number may be decreased or the Offering for Sale through Over-Allotments may be cancelled in its entirety. The number of shares to be sold shall be determined on October 1, 2007 (the pricing date), taking into consideration the market

demand for the shares, and the determination thereof shall be delegated to a Representative Director.)

(2) Selling shareholder, and number of shares to be sold: Up to 70,000 shares

Selling shareholder: Nomura Securities Co., Ltd
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Number of shares to be sold: Up to 70,000 shares

(3) Method of offering for sale:
The method of offering for sale shall be the public offering for sale of existing shares in Japan at the offer price for the secondary offering.

(4) Offer price for the secondary offering:
Undetermined. (The offer price for the secondary offering shall be the same as the offer price for the issuance of the new shares by way of public offering as described under 1. above.)

(5) Subscription period:
The subscription period shall be the same period as the subscription period described under 1 above.

(6) Unit of shares for subscription:
The unit of shares for subscription shall be the same unit as the unit of shares for subscription as described under 1. above.

(7) Delivery date of share certificate:
The delivery date of share certificates shall be the same date as the delivery date of share certificates as described under 1. above.

(8) Other than those matters described in each of the foregoing items, any matters in connection with the Offering for Sale through Over-Allotments for which a resolution of the Board of Directors is required will be determined at a meeting of the Board of Directors to be held hereafter.

(9) Each of the foregoing items shall be subject to the securities registration taking effect under the Securities and Exchange Law. If the issuance of new shares under 1. above or the offering for sale of existing shares in Japan under 2. above is cancelled, the offering for sale hereunder shall also be cancelled.

END